At a Glance • Pioneering a new class of custom-built protein drugs known as DARPin therapeutics • Advancing a diverse portfolio of unique DARPin product candidates that are designed to offer solutions for serious diseases other therapies cannot readily address • Partnering with leading pharmaceutical companies to unlock new DARPin therapeutic capabilities to advance our portfolio and the drug class Company Profile Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. Molecular Partners was founded in 2004 and has offices in both Zurich, Switzerland and Concord, MA, USA. For more information, visit www.molecularpartners.com and find us on LinkedIn and Twitter /X @MolecularPrtnrs. About DARPin Therapeutics DARPin (Designed Ankyrin Repeat Protein) therapeutics are a new class of custom-built protein drugs based on natural binding proteins that open new dimensions of multi-functionality and multi- target specificity in drug design. The flexible architecture, intrinsic potential for high affinity and specificity, small size and high stability of DARPins offer benefits to drug design over other currently available protein-based therapeutics. DARPin candidates can be radically simple, with a single DARPin unit acting as the delivery vector to a specific target; or multispecific, with the possibility of engaging more than five targets, and combining multiple and conditional functionalities in a unique DARPin drug candidate. The DARPin platform is a rapid and cost- effective drug discovery engine, producing drug candidates with optimized properties and high production yields. DARPin therapeutics have been clinically validated across several therapeutic areas and developed through to the registrational stage. Highlights in 2024 Research & Development: • MP0712, a DLL3-targeting 212-based Radio-DARPin, nominated as the first lead Radio-DARPin candidate and advanced into IND-enabling studies, together with partner Orano Med; preclinical data package presented at the 2024 Annual Meeting of the European Association of Nuclear Medicine (EANM) 2

• Strengthened and expanded strategic collaboration with Orano Med to co-develop up to ten 212Pb-based radiotherapy products for multiple oncology targets, including DLL3 (MP0712) and mesothelin (MSLN) • Named MSLN as second target in the Radio-DARPin pipeline and presented proof-of-concept data at the 2025 J.P. Morgan Healthcare Conference, supporting differentiation of DARPins in targeting MSLN • Presented encouraging initial response rate and depth data from cohort 8 (steeper step-up and more frequent dosing vs DR1-7) of ongoing Phase 1/2a clinical trial of MP0533 (CD33 x CD123 x CD70 x CD3) for patients with relapsed/refractory AML and AML/MDS at the 2025 J.P. Morgan Healthcare Conference • Submitted protocol amendment to MP0533 dosing scheme aiming to optimize its exposure profile in AML patients and further expand response rate and quality observed in cohort 8 • Introduced the CD3 Switch-DARPin and presented research proof-of-concept of conditional T cell activation and CD2 co-stimulation in solid tumors at the 2024 Annual Meeting of the Society of Immunotherapy for Cancer (SITC) • Presented preclinical data supporting mechanism of action of the Switch-DARPin concept based on MP0621 ( cKit x CD16a x CD47), a multispecific Switch-DARPin candidate for next- generation conditioning regimen, at the 2024 Annual Meeting of the European Association (EHA). • Presented final data from Phase 1 trial of M0317 monotherapy for patients with advanced solid tumors at SITC • Secured stronger financial position to capitalize on future milestones through $20 million capital raise with existing and new investors Leadership & Governance: • Dr. Philippe Legenne, M.D., MBA, MHS, appointed as Chief Medical Officer in August 2024 Financial: • Net cash outflow from operating activities of CHF 59.2 million in 2024 • Ongoing strong financial position with CHF 149.4 million in cash and short-term deposits as of December 31, 2024, which is expected to support operations well into 2027 2025 Outlook: • Expect full year 2025 operating expenses of CHF 55-65 million • Lead Radio-DARPin MP0712 to enter first-in-human study in 2025, initial clinical data expected by year end • Preclinical data on second Radio-DARPin candidate, targeting MSLN, to be presented in H1 2025 3

• Nomination of additional targets and lead candidates for the Radio-DARPin pipeline • Data from the ongoing Phase 1/2a trial of MP0533, including safety and efficacy with amended dosing scheme, to be presented in 2025 • Additional pre-clinical data on CD3 Switch-DARPin to be presented in Q2 2025 • Initiation of MP0317 investigator-initiated combination trial, through leading academic center 4

Contents

At a Glance 2

- Company Profile
- About DARPin Therapeutics
- Highlights in 2024

Shareholder Letter 7

Financial Summary 11

- Results and Overview
- Financial Highlights
- Outlook 2025 and Financial Calendar
- Development of Employee Base

Research and Development 15

- Overview
- R&D Strategy
- Therapeutic Platforms, Pipeline & DARPin Candidates

Corporate Sustainability 26

Corporate Governance 31

Compensation Report 55

  - Report of the Statutory Auditor on the Compensation Report

Financial Reports 74

- IFRS Consolidated Financial Statements
  - Report of the Statutory Auditor on the Consolidated Financial Statements (IFRS)
- Molecular Partners AG Financial Statements
  - Report of the Statutory Auditor on the Molecular Partners AG Financial Statements

5

To Our Shareholders 20 Years of Innovation at Molecular Partners: Reflecting on 2024 and Looking Ahead In 2024, we marked two significant milestones for Molecular Partners: our 20th anniversary and 10 years on the SIX Swiss Exchange. Throughout this journey, we have remained committed to delivering transformative therapies to patients through innovation, collaboration, and teamwork. Since 2008, when we embarked on our initial clinical investigations into DARPins, we have developed seven clinical DARPin candidates across three therapeutic areas: ophthalmology, virology, and oncology. Our work focuses on addressing high unmet medical needs, achieving single-agent activity, and providing unique DARPin solutions. Highlights from 2024 and Promising Prospects for 2025 Expanded Partnership with Orano Med to Develop Targeted Alpha Radiotherapies We have gained recognition for our expertise in radiopharmaceuticals, reflecting our work over the past four years. Our Radio-DARPin candidate MP0712 is set to become the first therapeutic Radio- DARPin to enter clinical trials, with imaging and dose-escalation studies planned in 2025. MP0712 is developed in collaboration with Orano Med, as part of a vision to build a fully integrated development organization for targeted radiotherapies. The partnership with Orano Med, initiated in early 2024, was expanded in January 2025 to include a total of ten potential programs, with Molecular Partners leading the development of six programs, subject to a royalty arrangement, and an opt-in option for Orano Med on two programs. The four initial programs are shared 50/50. Combining Molecular Partners' innovative Radio-DARPin Platform with Orano Med’s extensive 212Pb supply and research capabilities, we have worked together for over two years, pushing the boundaries of what is achievable with current technologies. MP0712, our lead Radio-DARPin therapy candidate, targets DLL3 and delivers 212Pb to kill tumor cells in small cell lung cancer patients. We have generated strong preclinical results, which we presented at the European Association of Nuclear Medicine (EANM) Congress, showing high affinity and specificity for DLL3. Our second Radio-DARPin program targets Mesothelin (MSLN), overexpressed in several cancers. Our unique DARPin binders help overcome known challenges with targeting MSLN, particularly our ability to target membrane-bound MSLN. We are presenting the first preclinical data at AACR 2025. Renewed Interest in Next-Generation T Cell Engagers We presented data from a Phase 1/2a study with MP0533, a novel tetraspecific T cell-engaging DARPin in patients with relapsed/refractory acute myeloid leukemia (AML), at the American Society of Hematology (ASH) meeting, which indicate an acceptable safety profile and antitumor activity. In cohort 8, increased response rates and depth were observed with an additional early dosing timepoint, allowing steeper and more frequent dosing. This supports our hypothesis that a loading- dose phase improves MP0533 exposure, now optimized through a protocol amendment. Building on MP0533's promise and leveraging DARPin’s unique features, we have advanced our Switch-DARPin platform. This platform “switches” on immunity only in the presence of cancer cells, opening new opportunities for cancer treatment. Preclinical proof-of-concept for the novel T cell 7 engager Switch-DARPin was presented at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC), showing that conditional T cell activation in solid tumors is feasible. Finally, we also reached a milestone with MP0317, our CD40 agonist designed to activate immune cells within the tumor microenvironment (TME). Phase 1 data demonstrated MP0317’s ability to avoid systemic toxicities while effectively modulating the TME. Strengthened Leadership We were pleased to appoint Philippe Legenne, M.D., MBA, as Chief Medical Officer. Philippe brings significant clinical experience, having joined Molecular Partners in 2020, previously leading the oncology and biosimilar medical team for Amgen in the EU, and holding senior roles at Novartis, GSK, and Janssen. Philippe and his team have been instrumental in driving the MP0533 program and ensuring MP0712 meets its milestones. Major Milestones Upcoming in 2025 The momentum from 2024 has set the stage for several important value inflection points in 2025. The investigational new drug (IND) application for MP0712 is in preparation based on strong preclinical results. We anticipate submitting the IND application in H1 2025, with first-in-human studies to start following regulatory clearance. For MP0533, data on the amended dosing scheme in the Phase 1/2a trial are expected in 2025, and we plan to present additional data on the CD3 Switch-DARPin at the AACR Annual Meeting in Q2 2025. With MP0317, an investigator-initiated trial is planned in combination with current standards of care for patients with solid tumors. Our financial foundation ensures we can achieve these milestones. In October 2024, we conducted an underwritten offering in the United States, raising approximately $20 million and welcoming HBM as a new shareholder. At the end of 2024, the company had cash and cash equivalents of CHF 149 million, funding us through these milestones and well into 2027. Looking to the Future Molecular Partners is built on the belief that our science can change lives, driven by our goal to make drugs that matter. Today, 20 years on, that belief is stronger than ever. As we look to the future, we are inspired by the possibilities ahead and grounded by the lessons of the past. We extend our gratitude to the entire Molecular Partners team, our investors, partners, and patients and their families for their continued support. Together, we are shaping the next chapter of Molecular Partners. 8

Zurich-Schlieren, March 6, 2025 Sincerely, Patrick Amstutz Bill Burns Chief Executive Officer Chairman of the Board 9

Financial Summary Results and overview The following discussion and analysis of the financial condition and results of operations of Molecular Partners AG and its subsidiary (collectively, Group) should be read in conjunction with the IFRS Consolidated Financial Statements, which have been prepared in accordance with the IFRS® Accounting Standards ("IFRS") as issued by the IASB. In addition to historical data, this discussion contains forward-looking statements regarding our business and financial performance based on current expectations that involve risks, uncertainties and assumptions. Actual results may differ materially from those discussed in the forward-looking statements as a result of various factors. 11

Key Financials (CHF million, except per share, FTE data)	FY 2024	FY 2023	Change
Total revenues and other income	**5.0**	**7.0**	**(2.0)**
R&D expenses	(48.6)	(48.7)	0.1
SG&A expenses	(17.6)	(19.4)	1.8
Total operating expenses (incl depr. & amort.)	**(66.2)**	**(68.1)**	**1.9**
Operating result	**(61.2)**	**(61.1)**	**(0.1)**
Net finance result	7.2	(0.9)	8.1
Net result	**(54.0)**	**(62.0)**	**8.0**
Basic net result per share (in CHF)	(1.59)	(1.89)	0.30
Diluted net result per share (in CHF)	(1.59)	(1.89)	0.30
Net cash from (used in) operating activities	(59.2)	(59.0)	(0.2)
Net cash used in investing activities	40.5	44.6	(4.1)
Net cash from (used in) financing activities	14.4	(1.1)	15.5
Exchange gain/(loss) on cash positions	0.9	(5.1)	6.0
Net increase (decrease) in cash and cash equivalents	(3.4)	(20.6)	17.2
Cash and cash equivalents	**63.9**	**67.3**	**(3.4)**
Cash and cash equivalents (incl. short-term time deposits)	**149.4**	**186.9**	**(37.5)**
Total non-current assets	4.2	5.9	(1.7)
Total current assets	154.3	192.5	(38.2)
Total shareholders' equity	141.6	176.4	(34.8)
Total non-current liabilities	6.1	7.5	(1.4)
Total current liabilities	10.8	14.5	(3.7)
Number of total FTE	**158.5**	**167.5**	**(9.0)**

Financial highlights

The Group's cash position of CHF 149.4 million as of December 31, 2024, continues to provide financial flexibility and a forecasted cash runway well into 2027, excluding any potential receipts from R&D partners.

Revenues and other income

In 2024, the Group recognized total revenues and other income of CHF 5.0 million, a decrease compared to the previous year (2023: CHF 7.0 million). Revenues in both years were exclusively driven by the Novartis collaboration agreement for radioligand therapies. The revenue recognition under this agreement concluded in the third quarter of 2024.

12

Operating expenses (incl. depreciation and amortization) The Group’s operating expenses consist primarily of costs associated with research, preclinical and clinical testing as well as of personnel-related costs. To a lesser extent they also reflect royalty and license fees, facility expenses, professional fees for legal, tax, audit and strategic purposes, administrative expenses and the depreciation of property, plant and equipment. Overall, in 2024 total operating expenses decreased by CHF 1.9 million to CHF 66.2 million (2023: CHF 68.1 million). These costs included CHF 3.4 million in non-cash effective share-based compensation and pension costs as well as CHF 2.4 million in depreciation. The two major expense categories were personnel expenses of CHF 37.7 million (57% of total operating expenses) and external research costs totaling CHF 17.5 million (26% of total operating expenses). Total R&D expenses in 2024 were CHF 48.6 million (2023: CHF 48.7 million). The Group charges all R&D expenses to the income statement when incurred. Total SG&A expenses decreased by CHF 1.8 million (9%) to CHF 17.6 million (2023: CHF 19.4 million), mainly reflecting reductions in Directors and Officers insurance costs and professional service costs. Operating result In 2024, the Group generated an operating loss of CHF 61.2 million (2023: Operating loss of CHF 61.1 million), Financial result In 2024, Molecular Partners recorded a net financial gain of CHF 7.2 million, driven by foreign exchange gains on the cash and cash equivalent positions held in foreign currencies together with interest income. In 2023 there was a net financial loss of CHF 0.9 million, driven by interest income and foreign exchange losses on our cash positions. Income taxes The Swiss legal entity of the Group did not have to pay nor accrue any income taxes in 2024. Including the net operating loss of 2024, the tax losses of CHF 195.1 million may be used as tax loss carry forwards to offset future taxable income over a period of seven years. Net result In 2024, the Group recorded a net loss of CHF 54.0 million compared to a net loss of CHF 62.0 million in 2023. Balance sheet and capital resources As of December 31, 2024, the Group’s total balance of cash and cash equivalents (incl. short-term time deposits) decreased by CHF 37.5 million compared to year-end 2023 to a level of CHF 149.4 million. This continued strong cash and cash equivalents position (incl. the short-term time deposits) represented 94% of the total assets at December 31, 2024. 13

The total shareholders’ equity position decreased to CHF 141.6 million as of December 31, 2024 (December 31, 2023: CHF 176.4 million). The Group’s balance sheet continued to be debt-free in 2024. Liabilities recorded in the balance sheet relate to trade payables, lease liabilities and accrued expenses from the Group's operations as well as to pension liabilities as per IAS19. Total liabilities amount to CHF 16.9 million (2023: CHF 22.0 million). Cash flow statement In 2024, Molecular Partners recorded a net cash outflow from operations of CHF 59.2 million, compared to a net cash outflow from operations of CHF 59.0 million in 2023. In 2024, cash inflow from investing activities was a net CHF 40.5 million, compared to a CHF 44.6 million cash inflow in 2023. Cash flow from investing activities in both years was driven by movements in short-term time deposits. In 2024, a CHF 0.7 million outflow was recorded for capital expenditures related to equipment and intangible assets (2023: CHF 0.8 million outflow) and a CHF 4.2 million inflow was recorded from interest received (2023: CHF 3.8 million inflow). In 2024, the net cash inflow from financing activities of CHF 14.4 million was driven primarily by the capital raise in October 2024 and to a lesser extent by payments of our lease liabilities. In addition, the Group recorded a foreign exchange gain on foreign currency denominated cash positions of CHF 0.9 million in 2024 (2023: a loss of CHF 5.1 million). Overall, this resulted in a net decrease of the Group’s total cash balance and short-term time deposits by CHF 37.5 million from CHF 186.9 million at the end of 2023 to CHF 149.4 million at year-end 2024. Financial risk management The Group is developing several therapeutic candidates and is currently not generating a constant revenue stream, which typically results in a negative cash flow from operating activities. At present, the lack of recurring positive operating cash flow may expose the Group to financing risks in the medium term. Risk management is carried out centrally under policies approved by the Board of Directors. Furthermore, the Group manages financial risks such as foreign exchange risk and liquidity. Molecular Partners conducts its activities primarily in Switzerland, EU and U.S. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize any potential adverse effects on the financial performance of the Group. The Group is not exposed to market price development as it has no salable products. The following is a summary of how we manage and mitigate the key financial risks: • Foreign exchange risk: The Group’s primary exposure to the risk is due to fluctuation of exchange rates between CHF, EUR and USD. The Group’s hedging policy is characterized by the following two elements: (1) to maximize natural hedging by matching expected future cash flows in the different currencies, and (2) if markets conditions allow, to consider hedging certain of the remaining expected net currency exposure as the need arises. Molecular Partners does not engage in speculative transactions. 14

• Interest rate risk: During 2024 Molecular Partners earned interest income on the cash and cash equivalents (including short-term time deposits) balances and its profit and loss may be influenced by changes in market interest rates. The Group is reviewing the development of interest rates on a regular basis and is investing part of its cash through money market investments in line with its treasury guidelines. • Credit risk: The maximum credit risk on financial instruments corresponds to the carrying amounts of the Group’s cash and cash equivalents and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts. All cash and cash equivalents are held with three major Swiss banks with ratings between A+ and AAA as per Standard & Poor’s. The Group enters into partnerships with partners which have the appropriate credit history and a commitment to ethical business practices. Other receivables with credit risk mainly include interest receivables. • Liquidity risk: Based on the Group’s Business Plan 2025-2029, management estimates that the Group, with CHF 149.4 million of cash at hand (incl. cash equivalents and short-term time deposits) and with no debt on the balance sheet as per December 31, 2024, is funded well into 2027, excluding any potential receipts from R&D partners. Financial outlook 2025 For the financial year 2025, at constant exchange rates, we expect total operating expenses of CHF 55-65 million, of which around CHF 7 million will be non-cash effective costs for share-based payments, IFRS pension accounting and depreciation. Financial calendar 2025 The following table summarizes the scheduled financial calendar for the financial year 2025. Date: Event: March 25, 2025 Expected Publication Date of Annual General Meeting Invitation 2025 April 16, 2025 Annual General Meeting May 15, 2025 Interim Management Statement Q1 2025 August 25, 2025 Publication of Half-year Results 2025 (unaudited) October 30, 2025 Interim Management Statement Q3 2025 15

Research & Development Pioneering new therapeutic approaches through DARPin leadership Overview We are a clinical-stage biotech company pioneering the design and development of DARPin therapeutics, a new class of custom-built protein drugs, for medical challenges other drug modalities cannot readily address. By harnessing DARPins’ intrinsic advantages and leveraging our two decades of experience and leadership with DARPins, we believe our DARPin platform can close the gap between small molecule and antibody medicines as a new therapeutic modality poised to offer clinical breakthroughs. Our approach has been validated through the development of seven clinical-stage candidates that have been extensively tested in more than 2,500 patients, and have been observed to be highly active and generally well-tolerated. Molecular Partners was founded in 2004 by the inventors of DARPins. Our senior management, which includes two of our group’s co-founders, has significant prior experience in oncology, research, drug development and finance. Members of our leadership team have served as senior executives at other well-established companies including Amgen, Bavarian Nordic, Genentech, GSK, J&J, Novartis, Roche, and Tesaro. Additionally, our board of directors includes current and former senior executives of AbbVie, Biogen, Novartis, Roche, Immunogen and Takeda (Millennium Pharmaceuticals, Shire). Intrinsic advantages of DARPins over other approaches For more than two decades, we have pioneered DARPins as a new class of therapeutics, evolving our capabilities and mastery of DARPin design with an increasing focus on novel platforms and mechanisms of action that are highly differentiated to other drug classes. The intrinsic advantages of DARPins include: • Derivation from natural binding proteins: • DARPins are based on natural protein binders that mediate protein interactions in most living cells on earth: ankyrin repeat domains. Evolved by nature and engineered by Molecular Partners, ankyrin repeat domains are the ideal foundation for an efficient, versatile and innovative approach to biologic drug design. An individual DARPin (Designed Ankyrin Repeat Protein) is a radically simple unit consisting of a robust backbone, or scaffold, supporting a binding surface that is shaped to bind its target with exquisite precision and strength. Unlike larger, more complex binding proteins, the basic repeating unit can be engineered against a vast array of different targets with very low risk of off-target effects or interactions outside the binding surface. 17

• High affinity and specificity: ◦ DARPin’s intrinsic potential for high affinity and high specificity mean DARPin candidates can tightly bind to their targets. This binding strength is matched by the specificity of DARPins to bind only to the intended target, limiting the potential of off-target effects. • Small size: ◦ Even when linked together, multispecific DARPins are smaller than large proteins such as antibodies, which allows a potentially greater tissue penetration. Additionally, every dose given to a patient contains more molecules per gram than larger molecules like antibodies. • Multispecificity: ◦ DARPins can be used in a radically simple format with single-target specificity or can easily be linked together to enable multispecific drug candidates. DARPin candidates comprised of up to six DARPins and five target specificities have been tested in the clinic. The multispecificity is achieved without impacting affinity, potency, stability, or production yields compared to the single DARPin units. • “Either-or” specificity: ◦ The repeat structure of DARPins allows to fuse two different DARPins with different target specificities into one DARPin domain thereby enabling mutually exclusive “either-or” binding properties for either of the targets. This opens the possibility of creating logic-gated drugs that are conditionally activated only where activity is desired. • High stability: ◦ The very high stability intrinsic to DARPins allows for radical engineering approaches, such as those applied to the DARPin backbone surface enabling the Stealth-DARPin design developed for Radio-DARPin therapeutics (RDT), without impact on the structure and binding characteristics of the engineered DARPins. Our R&D strategy: to design DARPin-unique solutions for challenges other therapies cannot readily address DARPins have several intrinsic properties that differentiate them from other therapeutic modalities. We combine these unique properties with insights from our deep clinical experience and understanding of underlying disease biology to create molecules that offer new solutions to patients with high medical need. Demonstrating true patient value with early clinical readouts In our projects, we aim for early clinical readouts based on single agent activity. We have the deepest experience and demonstrated leadership with DARPin drug development worldwide, having advanced seven clinical-stage programs across multiple disease areas that have been tested in more than 2,500 patients. In addition to an optimized preclinical development process, 18 during which we stringently test our molecules in models with translatable value, our clinical strategy prioritizes programs that have the potential to demonstrate single-agent activity in a defined number of patients to measure early proof-of-principle and enable swift decision making on further investment.

Combining our capabilities with world-class partners to deliver a broad pipeline of innovative therapies

We intend to independently develop and commercialize product candidates in our core focus areas where we believe we have a clear clinical and regulatory approval pathway and the resources to commercialize successfully. In addition, we seek to combine our capabilities with world-class partners to deliver a broad pipeline of innovative therapies and accelerate the development of DARPins as a class. We also strive to collaborate with companies developing complementary technologies when there is a clear strategic rationale.

Pipeline Update

We believe our DARPin therapies have the potential to address defined medical problems that are not addressable by other drug classes. We focus on oncology through our robust pipeline of clinical and preclinical programs, with particular attention on our RDT platform and pipeline with our first Radio-DARPin candidate MP0712 - co-developed with Orano Med - for small cell lung cancer (SCLC), as well as our tetraspecific T cell engager (TCE) MP0533 for acute myeloid leukemia (AML), and next-generation immune cell engagers leveraging our Switch-DARPin platform.

Our pipeline chart as of March 2025 is illustrated below:



MODALITY
CANDIDATE
RESEARCH
PRE-CLINICAL
PHASE 1
PHASE 2
PHASE 3
Radio-DARPin Therapy (RDT)
oranomed
MP0712 (DLL3)
SCLC & NETs
212Pb - DLL3
Co-development*
RDT x MSLN
Ovarian
212Pb - MSLN
Co-development*
Undisclosed Programs
Solid Tumors
Up to 8 programs*
Next-Gen Immune Cell Engagers
MP0533
r/r AML and AML/MDS
CD33 x CD123 x CD70 x CD3
Switch-DARPin T Cell Engager
CD3 x costim x TAAs
MP0621 (Switch-DARPin)
HSCT
cKit x CD16a x CD47
MP0317
Advanced Solid Tumors
FAP x CD40

*The co-development agreement with Orano Med includes up to ten RDT programs including DLL3 and MSLN.

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Radio-DARPin Therapy (RDT) Radiation therapy, particularly external beam radiation, is a frequently used approach to treating cancer. Due to its limited selectivity, this treatment can only be considered for localized or oligometastatic disease: radiation therapy often affects healthy tissues resulting in harmful side effects, which limits the amount of radioactivity a patient can be exposed to. As a consequence, hard-to-reach tumor lesions or micrometastases are left untreated, resulting in progression or relapse of the disease. Targeted radiotherapies delivering radioisotopes selectively to the tumor while sparing healthy tissues have made great progress recently in the clinic. Nevertheless, a key limiting factor in expanding this treatment approach to a broad range of cancer types is the lack of vectors suitable to meet the requirements for targeted radiotherapy and able to cover a broad range of tumor targets. Our RDT platform represents a novel targeting approach for highly effective and selective delivery of radioactive payloads to a broad range of tumors while sparing healthy tissues. The unique nature of DARPins as an engineered protein drug class may allow us to overcome the limitations of other radioligand therapies. DARPins have ideal intrinsic properties as vector – such as small size, high affinity and specificity – to enable robust, tumor-specific delivery of therapeutic radionuclides to a broad space of tumor targets. Building on these innate DARPin advantages, we further optimized DARPins as ideal vectors for radioligand therapeutics through engineering advancements across our RDT portfolio. We designed our RDT candidates to minimize kidney retention, one of the key challenges of radioligand therapeutics, through use of our Stealth-DARPins - DARPins whose backbone is surface engineered to be excreted by the kidneys instead of being re-absorbed. In addition, we established a half-life engineering (HLE) toolbox which allows to increase tumor uptake, an approach successfully applied for multiple tumor targets to date. The results of RDT surface and half-life engineering were presented at multiple scientific congresses in 2023 and at J.P. Morgan in 2024 and have enabled us to achieve improved tumor uptake and reduced kidney reabsorption for RDTs, which supports the expansion of the RDT pipeline, including our first candidate MP0712, targeting delta-like ligand 3 (DLL3). MP0712 (212Pb-labeled DLL3-targeted Radio-DARPin) MP0712 is the first DLL3-targeting Radio-DARPin combining the advantages of DARPins as small protein-based delivery vectors and the short-lived alpha particle-emitting radioisotope 212Pb. The Investigational New Drug (IND) application for MP0712, co-developed with Orano Med, is in preparation. Dialogue with the U.S. Food and Drug Administration (FDA) is ongoing, and Molecular 20

Partners and Orano Med anticipate submitting the IND application for MP0712 in H1 2025, with the first-in-human study to start following regulatory clearance. The IND submission is being built, in part, on strong MP0712 preclinical results, including new in vivo data presented at the European Association of Nuclear Medicine (EANM) Congress in October 2024 and the European Targeted Radiopharmaceuticals (TRP) Summit in December 2024. MP0712 demonstrated high affinity and specificity for DLL3, which is a highly relevant target for radiopharmaceutical therapy. DLL3 has been shown to have homogeneous expression in tumors of patients with small cell lung cancer (present in >85% of patients) and other neuroendocrine tumors, while expression in healthy tissues is low. SCLC is an aggressive form of lung cancer, with a poor five-year survival prognosis and a high unmet need for patients. 212Pb-labeled Radio-DARPin targeting MSLN The second RDT program co-developed with Orano Med targets mesothelin (MSLN), which is overexpressed across several cancers with high unmet need, such as ovarian cancer, and largely absent from healthy tissues. The development of therapeutics against MSLN has been hampered by high shedding of MSLN, leading to high levels of soluble MSLN. Leveraging the unique DARPin properties, Molecular Partners has developed Radio-DARPins able to selectively bind to the membrane-bound form of MSLN while not recognizing shed MSLN. Initial preclinical data for the MSLN program will be presented at the Annual Meeting of the American Association of Cancer Research (AACR) in Q2 2025. Global Partnership with Orano Med to Develop 212Pb-labeled Targeted Radiotherapeutics In January 2024, we entered into a strategic collaboration with Orano Med to co-develop 212Pb- based RDTs. The partnership combines Molecular Partners' leadership in DARPins with Orano Med’s leading expertise and unique capabilities in 212Pb-based Targeted Alpha Therapy (TAT) preclinical and clinical development. 212Pb has ideal properties for radiotherapeutic applications: a very clean decay chain, which releases one high-energy alpha particle, and relatively short decay half-life of 10.6 hours, which ensures that the majority of the radioactivity is deposited at the tumor site resulting in efficient cell killing. The short half-life is also beneficial for waste management. In January 2025, the two companies further expanded their agreement to co-develop up to ten radiotherapy programs. Molecular Partners holds commercialization rights to MP0712, which is the most advanced program, and to the MSLN RDT program. Orano Med will also ensure the production of the 212Pb-based Radio-DARPins for clinical trials and commercialization. Orano Med possesses virtually unlimited raw starting material for 212Pb production and has established robust and independent supply and manufacturing capabilities required for the seamless delivery of TAT to clinical sites globally. In addition to the above updates, we continued to progress the projects in our RDT portfolio that are partnered with Novartis, the world leader in radio-oncology. As per contract terms, the research collaboration will come to a close in March 2025 and all revenues have been recognized by Q3 2024. 21

MP0533


HSA DARPin
HSA DARPin
CD33 DARPin
CD123 DARPin
CD70 DARPin
CD3 DARPin
Half-life extender
Half-life extender
Target localizer
Target localizer
Target Localizer
Immune engager

MP0533 is our novel tetra-specific T cell-engaging DARPin, which simultaneously targets the antigens CD33, CD123 and CD70 on AML cells as well as the immune activator CD3 on T cells. AML cells commonly co-express at least two of these three target antigens whereas most healthy cells only have one or none. MP0533 binds with increasing avidity as the number of its target antigens present increases, dramatically favoring binding to AML cells over healthy cells. This unique avidity-driven mode of action is designed to enable T cell-mediated killing of AML cells while preserving a therapeutic window that minimizes damage to healthy cells.

MP0533 is currently being evaluated in a Phase 1/2a clinical trial for relapsed/refractory AML and myelodysplastic syndrome/AML (ClinicalTrials.gov: NCT05673057). Dose escalation in cohorts 1–7 showed an acceptable safety profile and initial activity, yet with unsustained responses (four responders reported and encouraging blast reductions across additional patients), as presented in December 2024 at the American Society of Hematology (ASH) meeting.

The study protocol is being amended to improve the exposure profile of MP0533 based on the learnings from the dose escalation. In the ongoing cohort 8, an additional dosing timepoint was introduced to allow steeper step-up and more frequent dosing to reach the MP0533 target dose faster. Initial data of this cohort indicate increased rates and depth of responses, with three out of eight evaluable patients demonstrating responses to-date (data cutoff 16 December 2024). The amended protocol foresees, pending regulatory approval, further dose densification and premedication to mitigate loss of exposure for cohorts 9–10, with the objective to further increase the rate, depth and duration of responses observed in cohort 8. Data on the amended dosing scheme are expected in 2025.

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Switch-DARPin Platform

Our Switch-DARPin platform represents a further evolution of our capabilities to deliver multispecific candidates to address different disease needs. It uses a dual-binding logic-gated DARPin (the "Switch") to provide an 'on/off' function to a multispecific DARPin candidate. The Switch function is modulated according to the presence of defined targets as well as their relative proximity and affinity to the "Switch", thereby allowing conditional activation of targets. The goal is the activation of a highly specific targeted immune response in a specific biological context.

CD3 Switch-DARPin


CD3 DARPin
CD2 DARPin
MSLN DARPin
EPCAM
α-CD3 (mask)
immune engager
immune co-stimulator
target localizer
switch-DARPin
CD3 DARPin
CD2 DARPin
MSLN DARPin
EPCAM
α-CD3 (mask)

TCEs are a powerful class of immuno-oncology therapies, but their clinical development has faced a range of challenges, such as high toxicity (such as cytokine release syndrome, CRS) and limited specificity, particularly against solid tumors. By employing a multi-specific Switch-DARPin, Molecular Partners aims to increase the safety and potency of TCEs.

Preclinical proof-of-concept in a solid tumor model for a novel CD3 Switch-DARPin TCE was presented at the Annual Meeting of the Society for Immunotherapy of Cancer (SITC) in November 2024. Specifically, the CD3 Switch-DARPin molecule was shown to effectively induce potent tumor regression in vivo, and reduced off-tumor T cell-mediated toxicity. Co-engagement of CD2 led to sustained T-cell activation and cytotoxic capacity, enabling the development of potent TCEs with an improved therapeutic window. The presented data provide further validation of Switch-DARPins and show that conditional T-cell activation with potent co-stimulation in solid tumors, but not in healthy tissues, is feasible.

Molecular Partners plans to present further pre-clinical data on the CD3 Switch-DARPin at the AACR Annual Meeting in Q2 2025.

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MP0621



α-HSA DARPin
α-CD16a DARPin
α-cKIT DARPin
α-cKIT
α-CD47 DARPin mask
α-CD47 DARPin
Half-life extender
Innate Immune Cell Engager
Block HSC/LSC stem cell maintenance and renewal
Switch-DARPin
Anti-CD47 blocking "do-not-eat-me" signal



α-HSA DARPin
α-CD16a DARPin
α-cKIT DARPin
α-cKIT
α-CD47 DARPin mask
α-CD47 DARPin

Molecular Partners' first Switch-DARPin program, MP0621, is designed to induce killing of hematopoietic stem cells (HSCs) as a next-generation conditioning regimen for HSC transplantation (HSCT). Pre-clinical proof-of-mechanism data were presented at the Annual Meetings of the European Hematology Association (EHA) and ASH in June and December 2024, respectively. The blockade of CD47 exclusively on target cells allows MP0621 to enhance the efficacy of cKit-targeting, while reducing off-target effects seen with systemic anti-CD47 blockade. The currently available non-human primate data, however, do not allow Molecular Partners to conclude that MP0621 would serve as a treatment for AML patients, as previously hypothesized. As Molecular Partners' portfolio strategy prioritizes therapeutic candidates for oncology, MP0621 is being evaluated for partnering.

MP0317



HSA DARPin
FAP DARPin
CD40 DARPin
CD40 DARPin
Half-life extender
Localizer
Immune activator
Immune activator

We designed our MP0317 program to enable tumor-localized immune activation through simultaneously targeting the immunostimulatory protein CD40 and fibroblast activation protein (FAP). FAP is expressed in high amounts in the fibrous tumor microenvironment (TME) around and throughout tumors. Through this proposed mechanism of action, MP0317 is designed to activate immune cells specifically within the TME, potentially delivering greater efficacy with fewer side effects compared to systemic CD40-targeting therapies.

Molecular Partners presented comprehensive biomarker analyses from the completed Phase 1 dose escalation trial of the localized CD40 agonist MP0317 in solid tumors at SITC in November 2024. MP0317 is designed to activate immune cells specifically within the tumor microenvironment by anchoring to fibroblast activation protein (FAP), which is expressed in high amounts in the

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stroma of various solid tumors. This tumor-localized approach has the potential to deliver greater efficacy with fewer side effects compared to systemic CD40-targeting therapies. Molecular Partners is in discussion with leading academic centers regarding potential investigator- initiated combination trials of MP0317 in 2025, in combination with immune checkpoint inhibitors and additional standard of care. Legacy programs Our continued expansion of our capabilities and those of our DARPin candidates is due in part to our deep clinical experience with DARPin programs, across all clinical development stages through to the registrational phase. Our work today is informed by the past development of abicipar, for the treatment of neovascular age-related macular degeneration (nAMD) and Diabetic Macular Edema (DME), and ensovibep, our trispecific candidate for COVID-19, as well as other programs. All programs showed activity and an acceptable safety profile in the clinic. These programs are no longer in active development. In January 2024, Novartis returned the rights to the ensovibep program, previously under investigation for the treatment of COVID-19, to Molecular Partners. Clinical work on the ensovibep program ended in 2022 and the program remains terminated. 25

Corporate Sustainability At Molecular Partners, we are driven to develop treatments for patients suffering from serious diseases. Our core value as a company is to support our people and the patients we serve. We act as global citizens, committed to creating a healthier and more sustainable world. To help accomplish this, we have identified areas we are prioritizing within our sustainability strategy where we feel we can make the greatest positive impact: ◦ Board Oversight of ESG and Corporate Sustainability ◦ Human Capital Management and Diversity, Equity, and Inclusion ◦ Product Service and Safety ◦ Access to Medicine ◦ Business Ethics As we continue to make progress across these priorities, we maintain our long-standing commitment to ethical communication with all stakeholders. Board Oversight of ESG and Corporate Sustainability ◦ Corporate Sustainability is a theme in both our executive and Board practices. In 2021-2022, the responsibility for corporate sustainability responsibility was formally established at a Board level. The Finance and Audit Committee leads oversight of our ESG policies for the Board. To fully integrate our ESG strategy within our organization, we have created an ESG Circle of key internal stakeholders to ensure we are making progress across our priorities. ◦ Currently, we are focusing our ESG efforts in the five priority areas listed below: 26

Human capital management & Diversity, Equity, and Inclusion ◦ Molecular Partners offers generous benefits spanning health, wellness and retirement planning to its employees: ◦ ◦ We also provide flexible working arrangements so our employees can care for their growing families, aging parents and make time for their interests outside of work: ◦ We're committed to the growth of our team and offer training programs for our employees: ◦ ◦ Fostering diversity and inclusion is a key element of our recruitment process. To accomplish this objective, we have committed to: ◦ The Molecular Partners team is comprised of individuals who are committed to creating and maintaining a sustainable environment, which we are proud to support. Many of the employee engagement initiatives have a sustainable focus to ensure the team is working together to reduce our collective environmental impact: 27

Development of employee base Total FTE (full-time equivalent) reduced by 5% to 158.5, of which about 84% are employed in R&D- related areas. 44.4 57.6 72.7 74.1 89.1 102.5 107.8 117.7 135.2 145.4 163.2 175.3 167.5 158.5 R&D SG&A 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 0 50 100 150 Data protection & cybersecurity ◦ The protection of our internal and patients’ data is a top strategic priority for Molecular Partners. We have implemented cutting edge IT systems and continually make technology upgrades to ensure the highest standard of data protection: 28

Supply chain management ◦ Suppliers are audited for quality, with a focus on "Good x Practice" (GXP) aspects. ◦ All of the Group's Contract Development and Manufacturing Organizations (CDMOs) are based in Western Europe where human rights, health & safety, child labor protections and minimum wages are regulated by the national laws. Our CDMOs are licensed by their respective national authorities. Access to Medicine ◦ At Molecular Partners, we believe that beyond developing medicines for patient populations that have no other solutions, it is important to be able to provide these drugs globally. When previously partnered with Novartis to fight COVID-19, Molecular Partners agreed to waive future royalties from ensovibep in developing regions as part of our commitment to corporate social responsibility in a time of urgent global medical need. 29

Product quality & safety ◦ Molecular Partners has established and employs methods to assure our trial participants are as safe as possible: Business Ethics ◦ Molecular Partners follows a strict code of conduct that applies to every member of our team. All employees in the organization adhere to the policies below: * Privacy Policy * Corporate Code of Ethics & Conduct * Anti-Bribery & Corruption * Whistle Blower Policy * Human Rights and Modern Slavery Policy Board Diversity As per December 31, 2024, the board of directors included seven male directors and one female director. Two of our board members identify as underrepresented individuals in their home country jurisdiction. One of our board members identifies as LGBTQ+. 30

Corporate Governance Report

The information published in this report follows the SIX Swiss Exchange (SIX) Directive on Information relating to Corporate Governance dated June 29, 2022 (Directive on Corporate Governance, the DCG).

1. Group Organization and Shareholders

1.1 Group Structure

Molecular Partners AG (the Company) is a listed company located at Wagistrasse 14, 8952 Schlieren, Switzerland. The Company's registered shares are traded at the SIX Swiss Exchange under the valor symbol MOLN, valor number 25'637'909 and the ISIN CH0256379097.

Since June 2021, the Company has listed American Depositary Shares (ADSs) on the Nasdaq Global Selected Market under the ticker symbol "MOLN". Each ADS represents the right to receive one registered share of the Company and the ADSs may be evidenced by American Depositary Receipts (ADRs). The market capitalization of the Company as of December 31, 2024, was CHF 164 million.

The Company is the sole shareholder of the following non-listed subsidiary:

Company	Registered Office	Shares	Par Value
Molecular Partners Inc.	Cambridge, USA	10,000	USD 0.0001 per share

Molecular Partners Inc. which is primarily active within investor relations, business development and regulatory and the Company are hereafter referred to as the Group.

1.2 Significant Shareholders and Groups of Shareholders

On December 31, 2024 the most significant shareholders disclosed to the Company based on the most recent published shareholding notifications to the SIX Disclosure Office are:

Beneficial owner / Persons that can exercise the voting rights at their own discretion	Direct Shareholder	Shares Held[2]	% of Voting Rights[3]
Mark N. Lampert	**Biotechnology Value Funds[1]**	8,696,205	21.74%
Suvretta Capital Management, LLC	**Averill Master Fund, Ltd.**	4,284,806	10.71%
UBS Fund Management (Switzerland) AG		1,927,674	4.82%
Novartis AG	**Novartis Pharma AG**	1,739,130	4.35%

[1] "Biotechnology Value Funds" includes Biotechnology Value Fund, L.P., Biotechnology Value Fund II, L.P., Biotechnology Value Trading Fund OS, L.P., and MSI BVF SPV, LLC.

[2] This table presents the number of shares (including shares underlying ADS, if applicable) held on December 31, 2024 by the shareholders listed therein. The options, Performance Share Units (each a PSU) and Restricted Share Units (each a RSU) held by such shareholders are not included. For an overview of the options, PSUs and RSUs held by members of the Board of Directors and of the Management Board, please refer to note 5 of the Compensation Report of the Annual Report.

[3] Based on the share capital registered in the Swiss Commercial Register on December 31, 2024 (i.e. CHF 3,999,728.50, divided into 39,997,285 registered shares).

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On October 24, 2024, following the pricing of the USD 20,000,000 underwritten offering, a lock-up group consisting of 12 members of the Board of Directors and the Management Board was put in place. Each member individually entered into a lock-up agreement vis-à-vis Leerink Partners LLC and TC Securities (USA) LLC starting as of October 24, 2024 and ending 90 days after the settlement date, i.e., January 25, 2025. On December 31, 2024, no further shareholder lock-up groups or other groups of shareholders were in place. The individual disclosure notifications of shareholders of the Company as published on the reporting platform of the SIX Disclosure Office can be found at https://www.ser-ag.com/ en/resources/notifications-market-participants/significant-shareholders.html#/. 1.3 Cross-shareholdings There are no cross-shareholdings of the Company that exceed 5% of the capital shareholdings or voting rights. 2. Capital Structure 2.1 Ordinary Share Capital On December 31, 2024, the issued share capital of the Company amounted to CHF 4,036,309.50 divided into 40,363,095 fully paid up registered shares with a par value of CHF 0.10 per share. The Company’s share capital (including treasury shares1) registered with the Swiss Commercial Register on December 31, 2024 amounted to CHF 3,999,728.50 divided into 39,997,285 fully paid up registered shares with a par value of CHF 0.10 per share.2 2.2 Capital Range3 On December 31, 20244, the Company had a capital range from CHF 3,635,429.70 (lower limit) to up to CHF 5,453,144.55 (upper limit). According to Article 3a of the articles of incorporation of the Company5 (the Articles), the Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing fully paid-in registered shares and cancelling registered shares, as applicable, or by increasing or reducing the par value of the existing shares within the limits of the capital range or by simultaneous reduction and re-increase of the share capital. In the event of a capital increase within the capital range, the Board of Directors is authorized, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or 32 1 On Aug 29, 2022, the Company acquired 3,500,000 shares through a capital increase. Please refer to note 12 of the IFRS Financial Statements. 2 As a result of the vesting of Performance Share Units (PSU) and Restricted Share Units (RSU) from the PSU and RSU plans for 2021, 2022 and 2023, the Company’s share capital increased (out of conditional capital) by CHF 36,581.00 from CHF 3,999,728.50 to CHF 4,036,309.50. This capital increase was registered with the Swiss Commercial Register on February 11, 2025. 3 At the annual general meeting of the shareholders on April 17, 2024, the shareholders approved the replacement of the authorized share capital by the instrument of a capital range, based on the Swiss corporate law reform. 4 On February 11, 2025, the upper limit of the capital range increased to CHF 5,489,725.55 and the lower limit increased to CHF 3,672,010.70 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. 5 https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287 another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company. The Board of Directors is authorized to withdraw or restrict shareholders' subscription rights in the event of an issue of shares and allocate such rights to third parties, the Company or any of its group companies (i) for the acquisition of companies, parts of companies or participation, for the acquisition of products, intellectual property rights or licenses, for investment projects or for the financing or refinancing of such transactions through a placement of shares, (ii) for the purpose of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges, (iii) if the issue price of the new shares is determined by reference to the market price, (iv) for purposes of granting an over- allotment option (greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchasers or underwriters, (v) if a shareholder or a group of shareholders acting in concert have accumulated shareholdings in excess of 15% of the share capital registered in the Swiss Commercial Register without having submitted to all other shareholders a takeover offer recommended by the Board of Directors, (vi) for the defense of an actual, threatened or potential takeover bid, which the Board of Directors has not recommended to the shareholders to accept on the basis that, upon consultation with an independent financial adviser retained by it, the Board of Directors has not found the takeover bid to be financially fair to the shareholders, (vii) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of existing shareholders, or (viii) for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies. After a change of the par value, new shares shall be issued within the capital range with the same par value as the existing shares. If the share capital increases as a result of an increase from conditional capital pursuant to Article 3b and Article 3c of the Articles, the upper limit of the capital range shall increase in an amount corresponding to such increase in the share capital. In the event of a reduction of the share capital within the capital range, the Board of Directors shall determine, to the extent necessary, the use of the reduction amount. The Board of Directors may also use the reduction amount for the partial or full elimination of a share capital shortfall in the sense of article 653p of the Swiss Code of Obligations or may, in the sense of article 653q of the Swiss Code of Obligations, simultaneously reduce and increase the share capital to at least the previous amount. 2.3 Conditional Share Capital On December 31, 2024, the conditional share capital available as per Article 3b of the Articles6 (not taking into account the 365,810 registered shares already issued out of the conditional capital as of December 31, 2024 but not yet registered in the commercial register) amounted to CHF 400,000.00 divided into 4,000,000 registered shares with a par value of CHF 0.10 per share. This conditional share capital can be used for the direct or indirect issuance of shares, options or 33 6 https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287 preemptive rights thereof granted to employees and members of the Board of Directors as well as to members of any advisory boards. For more details, please refer to Article 3b of the Articles. The conditional share capital of CHF 400,000.00 equates to approximately 10% of the existing share capital.

In addition pursuant to Article 3c of the Articles, the share capital may be increased in an amount not to exceed CHF 226,087.00 by the issuing up to 2,260,870 fully paid up registered shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. This conditional share capital of CHF 226,087.00 equates to approximately 6% of the existing share capital.

2.4 Changes to Capital Structure

The following changes in the capital structure have been made during the last three financial years:

After introduction of the Capital Range (please refer to section 2.2 above for more details):

On 31 Dec	Ordinary Share Capital in CHF	Capital Range Lower Limit in CHF (Article 3a)[2]	Capital Range Upper Limit in CHF (Article 3a)[2]	Conditional Share Capital in CHF (Article 3b)[2]	Conditional Share Capital in CHF (Article 3c)[2]
2024	3,999,728,50[1]	3,635,429.70	5,453,144.55	400,000.00[3]	226,087.00[3]

1 For more details, please refer to section 2.1 above.
2 https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287
3 For more details, please refer to section 2.3 above.

Before the implementation of the Capital Range:

On 31 Dec	Ordinary Share Capital	Authorized Share Capital	Conditional Share Capital (Article 3b)[2]	Conditional Share Capital (Article 3c)[2]
2023	CHF 3,635,429.70[1]	CHF 457,316.20	CHF 105,337.20	CHF 226,087.00
2022	CHF 3,604,470.60	CHF 457,316.20	CHF 136,296.30	CHF 226,087.00

1 On December 31, 2023, the issued share capital of the Company amounted to CHF 3,635,429.70 whereas the registered share capital amounted to CHF 3,604,470.60. The capital increase was registered with the Swiss Commercial Register on January 31, 2024.

2 On December 31, 2022, the issued share capital of the Company amounted to CHF 3,604,470.60 whereas the registered share capital amounted to CHF 3'579,264.80. The capital increase was registered with the Swiss Commercial Register on February 3, 2023.

2.5 Participation Certificates and Dividend-Right Certificates

The Company has not issued participation certificates nor dividend-right certificates.

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2.6 Options Details of the Restricted Share Units (each an RSU) and Performance Share Units (each a PSU) issued to members of the Board of Directors, the Management Board and other employees or consultants of the Company are set out in section 3.2.3 of the Compensation Report included in this Annual Report. During 2024 all outstanding options expired; as per December 31, 2024 there are no more options and no convertible bonds outstanding. 3. Shareholders' Participation 3.1 Shareholders' Voting Rights The Company has only one form of shares (registered shares), and each registered share grants one vote. Shareholders must be registered in the share register no later than within six (6) business days prior to the general meeting of shareholders in order to be entitled to vote. The Board of Directors approves the deadline for recording shareholders into the share register when it approves the invitation to the general meeting of shareholders. Except for the cases described under section 3.2 below, there are no voting rights restrictions limiting the shareholder's rights. 3.2 Limitation on Transferability of Shares and Nominee Registration Voting rights and appurtenant rights associated therewith may be exercised by a shareholder, a usufructuary of shares or a nominee only to the extent that such person is recorded in the share register as a shareholder with voting rights. The Company's shares are freely transferable, but an acquirer of shares will only upon request be recorded in the share register as a shareholder with voting rights, if such acquirer expressly declares to have acquired the shares in her/his own name and for her/his own account. Persons who do not declare to hold the shares for their own account (Nominees) may be recorded in the share register as shareholders with voting rights, if such Nominee (i) has entered into an agreement with the Company regarding the Nominee's position and (ii) s subject to a recognized banking or finance supervision. After hearing a registered shareholder, the Board of Directors may cancel the registration of such shareholder as a shareholder with voting rights in the share register with retroactive effect as of the date of registration, if such registration was made based on false or misleading information. The relevant shareholder shall be informed of the cancellation. In special cases, the Board of Directors may grant exemptions from the rule concerning Nominees. In 2024, no such exemption was granted. The limitations on the transferability of shares may be removed by an amendment of the Articles by a shareholders' resolution requiring the approval of at least 2/3 of the votes and the majority of the par value of shares, each as represented at the general meeting of shareholders. 35

3.3 Shareholders' Dividend Rights Since its inception, the Company has paid no dividends or other distributions and does not anticipate paying dividends or other distributions in the foreseeable future. In order for the Company to declare and pay distributions, such distribution must be approved by shareholders holding a majority of the shares represented at the general meeting of shareholders. The Board of Directors may propose distributions in the form of an ordinary dividend or in the form of a distribution of cash or property that is based upon a reduction of the Company’s share capital as recorded in the Swiss Commercial Register. Ordinary dividends may only be paid if the Company has sufficient distributable profits from previous years or freely distributable reserves, in each case as presented on the balance sheet in the Molecular Partners AG Financial Statements prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). A distribution of cash or property that is based on a reduction of the Company’s share capital requires a special audit report confirming that the claims of the Company’s creditors remain fully covered by the Company’s assets despite the reduction in the share capital as recorded in the Swiss Commercial Register. 3.4 Shareholders' Participation Rights A shareholder may be represented at the general meeting of shareholders by the independent voting rights representative (unabhängiger Stimmrechtsvertreter) (by way of a written or electronic proxy), her/his legal representative or, by means of a written proxy, by any other proxy who need not be a shareholder. All shares held by one shareholder must be represented by only one representative. According to Article 10a of the Articles, the Board of Directors may also provide that the general meeting of shareholders will be held by electronic means without a venue. One or more shareholders whose combined shareholdings represent an aggregate par value of at least 0.5% of the share capital or votes may request that an item be included on the agenda of a general meeting of shareholders or that a proposal relating to an agenda item be included in the notice convening the general meeting of shareholders. Such inclusion must be requested in writing at least 45 calendar days prior to the meeting and shall specify the agenda item(s) and proposal(s) of such shareholder(s). The Articles do not contain provisions regarding the issuing of instructions to the independent voting rights representative (unabhängiger Stimmrechtsvertreter). 36

4. Board of Directors 4.1 Responsibilities, Organization and Working Methods The Articles7 provide that the Board of Directors shall consist of a minimum of three and a maximum of 11 members. On December 31, 2024, the Board of Directors consisted of eight members (including the chairman of the Board of Directors (the Chairman)). Members of the Board of Directors, including the Chairman, are appointed to, and removed from, the Board of Directors by a shareholders’ resolution. The essential roles and responsibilities of the Board of Directors, the Chairman and the standing Committees of the Board are defined by the Articles and the Organizational Rules8 (including Charters for the Nomination and Compensation Committee9, the Audit and Finance Committee10 as well as the Research and Development Committee11). The allocation of tasks within the Board of Directors is determined following the annual general meeting of shareholders (Annual General Meeting) in accordance with the Articles and the Organizational Rules. The Board of Directors is entrusted with the ultimate direction of the Company’s business and the supervision of the persons entrusted with the Company’s management. The Board of Directors represents the Company towards third parties and manages all matters which have not been delegated to another body of the Company by law, the Articles or by other regulations. The Board of Directors may elect from its members a vice-chairman (the Vice-Chairman), and shall also appoint a secretary (the Secretary) who does not need to be a member of the Board of Directors. Should the Chairman be temporarily unable or unavailable to exercise her/his functions they shall be assumed by the Vice-Chairman. Resolutions of the Board of Directors are passed by way of the majority of the votes cast. In the case of a tie, the acting Chairman has the deciding vote. Subject to the exemptions set forth below, to validly pass a resolution, a majority of the members of the Board of Directors must attend the meeting or be present by telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. The Chairman may seek a resolution in writing or electronically, provided that no member of the Board of Directors requests an oral deliberation. No attendance quorum is required for confirming resolutions and for amendments of the Articles in connection with (i) capital increases or (ii) a change in the currency of the share capital. The Chairman or, should she/he be unable to do so, the Vice-Chairperson or any other member of the Board of Directors shall convene meetings of the Board of Directors if and when the need arises or whenever a member indicating the reasons so requests in writing or via email or another form of electronic communication. Meetings may also be held by telephone or video conference. Notice of meetings shall be given at least 10 days prior to the meeting (but may be held on appropriate shorter notice in urgent cases) and shall include the agenda. The agenda of the meetings of the Board of Directors shall be determined by the Chairman. Each member may request an item to be put on the agenda. The Board of Directors meets at least on a quarterly basis. In 2024, the Board of Directors met two times in person, and in addition conducted five meetings by telephone conference and adopted two circular resolutions. The vast majority of the members was present at each meeting. Depending on the topics, further participants from the Management Board, the auditors or other individuals of the Company were invited. The physical meetings lasted approximately four hours, telephone conference meetings for approximately two and a half hours. The Board of Directors also held ad hoc meetings or telephone conferences to discuss specific issues, when the situation so required. 37 7 https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287 8 https://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20200429-organizational-rules.pdf 9 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/charter-of-the-compensation- committee-20141003.pdf 10 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/charter-of-the-audit- committee-20141003.pdf 11 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20190205-charter-research-and- development-committee.pdf

In addition, members of the Management Boards had multiple meetings or telephone conferences with members of the Board of Directors. The Management Board reports on, and the Board of Directors then takes decisions on, relevant matters, except when the Board of Directors has delegated specific decisions to any of its committees.12 If the Management Board presents its report to a committee of the Board of Directors, the committee takes a preliminary decision, which is reported by the committee together with details of the matter to the entire Board of Directors, which then takes the final decision. In accordance with Swiss law, the Articles and the Organizational Rules13, the Board of Directors has delegated the Company’s management to the chief executive officer of the Company (the CEO). 4.2 Information and Control Instruments Vis-à-vis the Management Board The Board of Directors receives regular reports from the Management Board regarding the financial and business situation of the Company as required by the situation, but at least on a quarterly basis. In addition, the Audit and Finance Committee receives, and the Board of Directors reviews and approves prior to their release to the public, reports from the Management Board on the semi- annual and annual financial results. A system of internal control has been put in place that is designed to (i) safeguard the assets and income of the Company, (ii) assure the integrity of Company’s financial statements and (iii) maintain compliance with the Company’s ethical standards, policies, plans and procedures, as well as with applicable laws and regulations. The design and implementation of this system of internal control is assessed by the Audit and Finance Committee. The Audit and Finance Committee receives and reviews the Molecular Partners AG Financial Statements and the IFRS Consolidated Financial Statements as well as the reports prepared by the external auditor, which include audit findings and recommendations, any material audit adjustments, material changes of accounting policies, methods applied to account for significant and / or unusual transactions, serious difficulties (if any) encountered in dealing with the Management Board during the performance of the audit, subsequent events, as well as any findings or observations related to internal controls over financial reporting. The Audit and Finance Committee discusses these matters with the senior vice president finance (SVP Finance) as principal financial officer of the Company and the CEO and, should the occasion warrant, with the external auditor. The chairperson of the Audit and Finance Committee reports to and updates the Board of Directors at the next Board of Directors' meeting on the activities and decisions of the Audit and Finance Committee as well as on the considerations which led to such decisions. Important findings arising from the Audit and Finance Committee's activities, which are urgent and should be immediately known to the Chairman, are reported to the Chairman by the chairperson of the Audit and Finance Committee. Upon request of the Chairman, the chairperson of the Audit and Finance Committee shall report on any other relevant matters. 4.3 Elections and Term of Office The shareholders elect the members of the Board of Directors and the Chairman individually at a general meeting of shareholders for a term of office extending until completion of the next ordinary general meeting of shareholders. Members of the Board of Directors may be re-elected. 38 12 Please refer to section 4.6 of this Corporate Governance Report for more details on areas of responsibilities of each committee of the Board of Directors. 13 For more details on the powers and duties of the CEO, please refer to section 15 of the Organizational Rules available under the following link: https://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20200429-organizational-rules.pdf

4.4 Members The following table sets forth the name, nationality, function and committee membership of each member of the Board of Directors on December 31, 2024, followed by a short description of each member’s birth year, business experience, education and activities. Name Nationality Function Committee Membership(s) First elected End current period William M. Burns British Chairman Nomination and Compensation Committee (Chair) 2017 2025 Agnete Fredriksen, Ph.D. Norwegian Member Research and Development Committee Audit and Finance Committee 2021 2025 Dominik Höchli, M.D. Swiss Member Audit and Finance Committee Research & Development Committee 2021 2025 Steven H. Holtzman U.S. Member Audit and Finance Committee Nomination and Compensation Committee 2014 2025 Sandip Kapadia U.S. Member Audit and Finance Committee (Chair) 2020 2025 Vito J. Palombella, Ph.D. U.S. Member Research and Development Committee 2020 2025 Michael Vasconcelles, M.D. U.S. Member Research and Development Committee (Chair) Nomination and Compensation Committee 2020 2025 Patrick Amstutz, Ph.D. Swiss Member - 2017 2025 On December 31, 2024, except for Patrick Amstutz, CEO, all members of the Board of Directors are non-executive. None of the members of the Board of Directors has any significant business connections with the Company or was a member of the Management Board (neither of the Company nor of one of its subsidiaries) except for Patrick Amstutz who has been a member of the Management Board since its inception. No changes occurred in the membership of the Board of Directors during 2024. The business address of the Board of Directors is Wagistrasse 14, 8952 Schlieren, Switzerland. 39

William M. Burns, born in 1947 William “Bill “Burns is the Chairman of the Board of Directors of Molecular Partners. His professional career has been spent in the life sciences sector. His career in Roche took him to CEO of the Pharma Division and to the boards of directors of Genentech and Chugai. From 2010 to 2014 he also served as a non-executive director of F Hoffmann La Roche. He is currently chair of Vestergaard sarl, vice chair of Mesoblast in Australia and is a trustee of the Institute of Cancer Research in London. He also serves on a Cancer Advisory board to the Universities of Aachen/Bonn/Cologne and Dusseldorf. Mr. Burns holds an honors degree in economics from the University of Strathclyde, Glasgow, Scotland. Agnete Fredriksen, Ph.D., born in 1977 Agnete Fredriksen, Ph.D., is a co-founder and chief scientific officer of Nykode Therapeutics AS (formerly Vaccibody AS) since April 2024. Before, she was chief business officer from August 2022 to March 2024, chief innovation and strategy officer June 2021 to July 2022 and president and chief scientific officer from 2017 to June 2021. Nykode Therapeutics is a clinical-stage biopharmaceutical company dedicated to the discovery and development of novel immunotherapies for cancer and infectious diseases. Prior to founding Vaccibody, Dr. Fredriksen previously held reasearch roles at Affitech AS, a private technology transfer company, and Medinnova AS, a technology transfer company. She is the author of numerous scientific papers in the field of immunology, immunotherapy and vaccines, and has been awarded several patents in the field of immunotherapy. She holds an MSc and a Ph.D. from the Institute of Immunology, Rikshospitalet Medical Center in Oslo, Norway. Dominik Höchli, M.D., born in 1967 Dominik Höchli has more than 20 years of experience as a marketing and medical affairs executive. Since spring 2021 he is the CEO of Catapult Therapeutics, a clinical stage biotech company in the Netherlands. Previously he worked at AbbVie as Vice President, Head of Global Medical Affairs and member of the R&D and the Commercial leadership team. He led global product launches for major blockbuster products, including HUMIRA, Maviret, Venetoclax and Skyrizi, and his leadership experience ranges from smaller country organizations to large global functions. He began his corporate career at McKinsey & Co. Mr. Höchli is a Swiss national and obtained his medical degree (M.D.) from the University of Bern in Switzerland. 40

Steven H. Holtzman, born in 1954 Steven H. Holtzman has served as chair of the board of directors of, and strategic business advisor to, CAMP4 Therapeutics Corporation, a private biopharmaceutical company, since October 2019, executive chair of the board of directors of, and a strategic business advisor to, Qihan Biotech, a private biopharmaceutical company, since April 2019, as executive chair of the board of directors of Manifold Bio, a private biopharmaceutical company, since January 2024, and as a founder, a strategic business advisor, and a member and the lead independent director of the board of directors of Shoreline Bio, a private biopharmaceutical company, since June 2020. From June 2016 to January 2020, Mr. Holtzman was the first President and CEO and a member of the board of directors of Decibel Therapeutics, Inc., a public biopharmaceutical company. From January 2011 to March 2016, he served as the Executive Vice President of Corporate Development at Biogen, Inc., a public biopharmaceutical company. From 2001 to 2010, he served as a founder, chair of the board of directors, and CEO of Infinity Pharmaceuticals, Inc., a public biopharmaceutical company. Additionally, Mr. Holtzman was chief business officer of Millennium Pharmaceuticals, Inc., a public biopharmaceutical company, from May 1994 to June 2001, and a founder, member of the board of directors, and Executive Vice President of DNX Corporation, a public biopharmaceutical company, from August 1986 to March 1994. He is a trustee of the Berklee College of Music and a senior fellow at the Belfer Center for Science and International Affairs at the Harvard Kennedy School. He received his B.A. in Philosophy from Michigan State University and his B.Phil. in Philosophy from Corpus Christi College, Oxford University, which he attended as a Rhodes Scholar. Sandip Kapadia, born in 1970 Sandip Kapadia brings over 25 years of science industry experience and has served as the chief financial officer (CFO) for Harmony Biosciences since March 2021. Previously Mr. Kapadia was CFO for Intercept Pharmaceuticals. Before Intercept, Mr. Kapadia served in various leadership capacities within finance for more than 19 years at Novartis International AG and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the US. Mr. Kapadia received a B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University, and is also a US Certified Public Accountant. Mr. Kapadia currently serves on the board of directors of Passage Bio and Alentis Therapeutics, and previously on the board of directors of VectivBio AG and Therachon AG. 41

Vito J. Palombella, Ph.D., born in 1962 Dr. Vito J. Palombella, Ph.D. has 30 years of scientific leadership and experience advancing first-in-class therapeutic programs, as well as a successful track record of building drug discovery and development organizations. Currently, Dr. Palombella is the chief scientific officer of TRIANA Biomedicines, where he is leading the company’s drug discovery, non-clinical development, and translational research efforts. Prior to joining TRIANA Biomedicines, Dr. Palombella was chief scientific officer at Surface Oncology from 2016 to 2023 where he was responsible for drug discovery and preclinical development. Prior to that he was executive vice president and chief scientific officer from 2010 to 2016, and vice president, biology/ research, from 2004 to 2010, at Infinity Pharmaceuticals. Prior to that, he was director of molecular biology and protein chemistry at Syntonix Pharmaceuticals, and senior director of cell and molecular biology at Millennium Pharmaceuticals and held a number of positions at LeukoSite and ProScript. Dr. Palombella was involved in the discovery and development of bortezomib (Velcade®), a proteasome inhibitor, and duvelisib (Copiktra®), a PI3K-delta/gamma inhibitor, both for cancer therapy. Dr. Palombella earned his bachelor’s degree in microbiology from Rutgers University and a master’s degree and doctorate degree in viral oncology and immunology from the New York University Medical Center and completed his post-doctoral training at Harvard University. Michael Vasconcelles, M.D., born in 1963 Dr. Michael Vasconcelles, M.D., currently serves as a senior advisor at Frazier Life Science and a consultant within the biotech industry. Previously, he was executive vice president, Research, Development, and Medical Affairs at Immunogen from December 2022 until its acquisition by AbbVie in February 2024. Prior to Immunogen, he was the chief medical officer and head of the Medical and Scientific Organization at Flatiron Health, a healthcare technology and services company focused on creating digital solutions to accelerate cancer research and improve patient care, from August 2019 to August 2022. Prior to joining Flatiron Health, Dr. Vasconcelles served as the chief medical officer of Unum Therapeutics Inc. (Unum) from 2015 to 2019, a Cambridge, MA-based cell and gene therapy company. Prior to Unum, Dr. Vasconcelles spent several years at Takeda/Millennium, where he was senior vice president, Head of the Oncology Therapy Area Unit and member of the R&D Executive Team, accountable for strategic and operational oversight of the oncology research and development portfolio globally. Prior to Takeda/ Millennium, Dr. Vasconcelles was group vice president and the Global Therapeutic Area Head, Transplant and Oncology, at Genzyme Corporation, where he was responsible for clinical development of the transplant and oncology portfolio and a member of the Transplant and Oncology Business Unit Management Team. Following Sanofi’s acquisition of Genzyme, Dr. Vasconcelles joined Sanofi Oncology as head, Personalized Medicine and Companion Diagnostics. From 1996 to 2021, Dr. Vasconcelles was a faculty member of the Harvard Medical School and an associate physician at Brigham and Women’s Hospital and Dana-Farber Cancer Institute. Dr. Vasconcelles has served on the board of directors of Kura Oncology, Inc. since September 2024. He received both his B.A. and M.D. from Northwestern University. 42

Patrick Amstutz, Ph.D., born in 1975 Patrick Amstutz, Ph.D., has been CEO of Molecular Partners since November 2016. He co-founded Molecular Partners and has been a member of the Company’s management team since its inception in 2004, also holding the positions of CBO and COO. In those roles, Patrick was responsible for business development, alliance management and research and development operations. He has established a wide range of commercial collaborations and licensed several key technologies. In 2022, Patrick was elected President of the Swiss Biotech Association. Patrick holds a Master of Science from the ETH Zurich and a Ph.D. in molecular biology from the University of Zurich. As CEO of the Company, Patrick Amstutz is not member of any committees of the Board of Directors of the Company. 4.5 Rules Regarding Mandates in the Articles According to Article 33 of the Articles14, the number of additional mandates is limited to 15 mandates of which no more than 4 may be in listed companies for each member of the Board of Directors. Mandates shall mean mandates in comparable functions at other enterprises with an economic purpose. Mandates in different legal entities that are under joint control or same beneficial ownership are deemed to be one mandate. Mandates in associations, charitable organizations, family trusts and foundations relating to post-retirement benefits are not subject to the above limitations. No member of the Board of Directors shall hold more than 10 of such mandates. Except as listed in section 4.4 above, none of the members of the Board of Directors holds any position of relevance under the aspect of corporate governance in any: a. governing or supervisory bodies of important Swiss or foreign organizations, institutions or foundations under private and public law; b. permanent management or consultancy function for important Swiss or foreign interest groups; or c. official functions or political posts. 43 14 https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287

4.6 Board Committees The Board of Directors has established an Audit and Finance Committee, a Nomination and Compensation Committee and a Research and Development Committee. The duties and objectives of these board committees are set forth in the Articles, the Charter of the Audit and Finance Committee15, the Charter of the Nomination and Compensation Committee16 and the Charter of the Research and Development Committee17. 4.6.1 Audit and Finance Committee The chairperson and the other members of the Audit and Finance Committee are appointed by the Board of Directors for a the term of office extending until completing of the next ordinary general meeting of shareholders. Members of the Audit and Finance Committee may be re-elected . The function of the Audit and Finance Committee is to make an independent assessment of the quality of the financial statements and of the internal control system of the Company. The Audit and Finance Committee assists the Board of Directors in overseeing the Company’s accounting and financial reporting process, and shall have direct responsibility for the appointment of external auditors (subject to the election of the Company’s statutory auditors by the general meeting of shareholders) and the compensation, retention and oversight of the work of external auditors. In particular, the Audit and Finance Committee18 has the following responsibilities: • assessing the quality and effectiveness of the external audit; • assessing the quality of the internal control system, including risk management and the efficiency and state of compliance and monitoring with applicable norms within the Company; • reviewing the Company's financial statements and the Group's consolidated financial statements as well as all reporting prepared by the external auditor, and discuss the results of its review with the SVP Finance/CEO and, separately, with the head of the external audit; • deciding whether the year-end Company's financial statements and the Group's consolidated financial statements be recommended to the Board of Directors for presentation to the general shareholders’ meeting; • assessing the performance and the fees charged by the external auditors and ascertain their independence; • annually reviewing written disclosures from the external auditors delineating all relationships between the external auditors and the Company and take appropriate action to oversee the independence of the external auditors; • reviewing the scope of the prospective external audit, the estimated fees thereof and any other matters pertaining to such audit; • approving the annual engagement letter of external auditor, including the scope of the audit and the fees and terms for the planned audit works; • pre-approving all audit, review or attest services and permitted non-audit services by the external auditors and establishing policies as deemed appropriate for such services; 44 15 https://investors.molecularpartners.com/static-files/2d69537f-16ba-4dfc-b15c-e4a190cae056 16 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/charter-of-the-compensation- committee-20141003.pdf 17 http://investors.molecularpartners.com/~/media/Files/M/Molecular-Partners/articles/20190205-charter-research-and- development-committee.pdf 18 As a rule, the Audit and Finance Committee has the power to take decisions. The approval of the internal control system and the approval of the Molecular Partners AG Financial Statements as well as of the IFRS Consolidated Financial Statements remains subject to the decision of the entire Board of Directors.

• taking notice of all comments from the external auditors on accounting procedures and systems of control; • reviewing with the external auditors and/or the SVP Finance / CEO any questions, comments or suggestions they may have regarding the internal control, risk management, accounting practices and procedures of the Company and its subsidiary; • supporting the Board of Directors in preparing the decision on appointment and/or removal of the external auditors of the Company; • discussing with the Management Board any legal matters that may have a material impact on the Company's financial statements and any material reports or inquiries from regulatory or governmental agencies which could materially impact the Company's contingent liabilities and risks; • reviewing with the Management Board and the external auditors, as appropriate, the Company’s MD&A disclosures or otherwise discussing the Company's financial results in offering materials to be filed with the SEC; • annually reviewing and discussing with the Management Board the Management Board’s report in relation to internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002; • reviewing and approving in advance any transaction that could be within the scope of a related party transaction; • establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and regularly reviewing levels of new and pending cases of such submissions; • supporting the Board of Directors with regard to the financial planning as well as the principles of accounting and financial control; • evaluating management’s principles and proposals for, and formulate recommendations to the board of directors in regard to financial planning (capital structure, management of resources, inter-company financing), dividend policy and capital market relations; • reviewing proposed concepts of financial objectives such as costs of capital, enhancement of shareholders’ value, Company objectives, project objectives (capital expenditures and M&A); • reviewing finance policy and operations in treasury, controlling, insurance, taxes and investment and acquisitions; and • overseeing the Company's approach to ESG topics and sustainability and review the Company's ESG framework and its implementation. The Audit and Finance Committee holds meetings as often as required, but in any event at least twice a calendar year. In 2024, the Audit and Finance Committee held six meetings of approximately one hour and a half each. The meetings are convened by the chairperson of the Audit and Finance Committee on her/his own initiative or on the initiative of a member of the Audit and Finance Committee. In 2024, the Audit and Finance Committee met with the external auditor four times. On December 31, 2024, the Audit and Finance Committee consisted of Sandip Kapadia (chairperson), Dominik Höchli, Agnete Frederiksen and Steven Holtzman . 45

4.6.2 Nomination and Compensation Committee The Nomination and Compensation Committee supports the Board of Directors in establishing and reviewing the compensation strategy and guidelines as well as in preparing the compensation plans and proposals to the general meeting of shareholders regarding the compensation of the Board of Directors and of the Management Board. The Nomination and Compensation Committee administers the compensation plans and submits proposals to the Board of Directors for performance metrics, target values and other compensation-related matters. Following a meeting of the Nomination and Compensation Committee, the chairperson of the Nomination and Compensation Committee reports to, and updates the Board of Directors at the next Board of Directors' meeting on the Nomination and Compensation Committee's activities, decisions taken and considerations which led to such decisions. Important findings arising from the Nomination and Compensation Committee's activities, which are urgent and should be known to the Chairman, must be immediately reported to the Chairman by the chairperson of the Nomination and Compensation Committee. Upon request of the Chairman, the chairperson of the Nomination and Compensation Committee shall report on any other relevant matters. Please refer to section 2.2 of the Compensation Report included in this Annual Report for an overview of the tasks of the Nomination and Compensation Committee regarding compensation and the items which remain subject to the approval of the entire Board of Directors. The members of the Nomination and Compensation Committee are appointed by the annual general meeting of shareholders for a term of office until completion of the next Annual General Meeting, whereby re-election is possible. The Nomination and Compensation Committee consists of no less than two members. The Nomination and Compensation Committee constitutes itself subject to the powers of the general meeting of shareholders and the Board of Directors. The Board of Directors elects the chairperson of the Nomination and Compensation Committee. In case of vacancies on the Nomination and Compensation Committee, the Board of Directors appoints substitutes from its members for a term of office until completion of the next Annual General Meeting. The Nomination and Compensation Committee holds meetings as often as required, but in any event at least twice a year. In 2024, five meetings of the Nomination and Compensation Committee took place and two written resolutions were adopted. The meetings lasted on average for one hour and a half. The meetings are convened by the chairperson of the Nomination and Compensation Committee on her/his own initiative or on the initiative of a member of the Nomination and Compensation Committee. The chairperson of the Nomination and Compensation Committee reports to, and updates the Board of Directors at the next meeting of the Board of Directors on the recent Nomination and Compensation Committee’s activities. On December 31, 2024, the Nomination and Compensation Committee consisted of William M. Burns (chairperson), Steven Holtzman and Michael Vasconcelles. 46

4.6.3 Research and Development Committee The Research and Development Committee provides (i) strategic advice and brings recommendations to the Management Board and the Board of Directors regarding current and planned research and development programs, (ii) strategic advice to the Board of Directors regarding emerging science and technology issues and trends and (iii) a review of the effectiveness and competitiveness of the research and development function. The Research and Development Committee is only acting in an advisory role. The members of the Research and Development Committee are elected by the Board of Directors for a term of office until completion of the next Annual General Meeting. The Board of Directors may remove or replace individual members at any time. A majority of the members should have a scientific background. The Research and Development Committee shall consist of no less than two members of the Board of Directors. All members may be re-elected. The Research and Development Committee holds meetings as often as required, but in any event at least twice a year. In 2024, six meetings of the Research and Development Committee took place and lasted on average for two hours. The meetings are convened by the chairperson of the Research and Development Committee on her/his own initiative or upon the initiative of a member of the Research and Development Committee. The chairperson of the Research and Development Committee reports to, and updates the Board of Directors at the next meeting of the Board of Directors on the recent Research and Development Committee’s activities. The Research and Development Committee invited from time to time internal experts or external consultants who joined part of the committee meeting. On December 31, 2024, the Research and Development Committee consisted of Michael Vasconcelles (chairperson), Agnete Fredriksen, Dominik Höchli and Vito Palombella. 4.7 Compensation of Board of Directors, Loan and Credit Facilities and Shareholdings Information about the compensation of the Board of Directors, including compensation related rules in the Articles on the principles applicable to performance-related pay and to the allocation of equity securities, conversion rights and options, and rules in the Articles on loans, credit facilities and post-employment benefits as well as on the vote on pay at the general meeting of shareholders can be found in sections 2.4 and 4 of the Compensation Report included in this Annual Report. Information about shareholdings of the members of the Board of Directors can be found in note 5 of the Compensation Report. 47

5. Management Board

5.1 Responsibilities and Organization

In accordance with Swiss law, the Articles[19] and the Organizational Rules[20], and subject to non-delegatable matters and inalienable duties of the Board of Directors by Swiss law, the Articles and/or the Organizational Rules, the Board of Directors has delegated the executive management of the Company to the CEO, who is supported by the other members of the Management Board.

Under the control of the Board of Directors, the CEO, together with the other members of the Management Board, conducts the operational management of the Company pursuant to the Organizational Rules and provides reports to the Board of Directors on a regular basis.

5.2 Election

The members of the Management Board are appointed by the Board of Directors.

5.3 Members

The following table sets forth the name, nationality and function of each member of the Management Board on December 31, 2024, followed by a short description of each member's birth year, business experience, education and activities.

Name	Nationality	Appointed	Function
Dr. Patrick Amstutz	Swiss	2016	Chief Executive Officer (from 2014 to 2016 Chief Operating Officer, from 2006 to 2014 Chief Business Officer)
Renate Gloggner	Swiss	2022	EVP People and Community
Dr. Philippe Legenne	French	2024	Chief Medical Officer
Dr. Michael Tobias Stumpp	German	2022	EVP Projects (from 2018 to 2022 Chief Operating Officer, from 2006 to 2018 Chief Scientific Officer)
Alexander Zürcher	Swiss	2022	Chief Operating Officer

The business address of all members of the Management Board is Wagistrasse 14, 8952 Schlieren, Switzerland.



Patrick Amstutz Ph.D., born in 1975

Patrick Amstutz, Ph.D., has been CEO of Molecular Partners since November 2016. He co-founded Molecular Partners and has been a member of the Company's management team since its inception in 2004, also holding the positions of CBO and COO. In those roles, Patrick was responsible for business development, alliance management and research and development operations. He has established a wide range of commercial collaborations and licensed several key technologies. In 2022, Patrick was elected President of the Board of Directors of the Swiss Biotech Association. Patrick holds a Master of Science from the ETH Zurich and a Ph.D. in molecular biology from the University of Zurich.

[19] https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287
[20] https://investors.molecularpartners.com/static-files/997f2ae1-95f1-4c6d-bb53-c881d2f15b11

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Renate Gloggner, born in 1970 Renate Gloggner is EVP People and Community and a member of the Management Board of Molecular Partners. She joined the Company in October 2021. Prior to joining Molecular Partners, Renate held European and International Human Resource leadership positions at two US companies, Global Blood Therapeutics and Tesaro Bio. In both companies, she built strong teams with an engaging culture in the European headquarter as well as in several European countries, allowing these teams to successfully gain market access and launch products. Renate began her career in biotech at Biogen and Amgen working in a variety of HR roles in the international headquarter as well as in country roles. She holds an MBA from the University of Bern, Switzerland and an executive coaching degree from the University of the West of England, Bristol. Philippe Legenne, M.D., born in 1965 Philippe Legenne, M.D., serves as Chief Medical Officer of Molecular Partners since September 2024 and prior as acting Chief Medical Officer from September 2023 to August 2024. Prior to this role, he served as VP Global Clinical Development and External Scientific Relations, where he oversaw global clinical development strategy and implementation of Molecular Partners’ portfolio, with a main focus in hemotology and immuno-oncology. Dr. Legenne has also previously served as VP Global Medical Affairs and External Scientific Relations. Prior to joining Molecular Partners, Dr. Legenne served as Executive Medical Director at Amgen from April 2016 to September 2019, where he served as the oncology-hematology and Biosimilars TA head. Dr. Legenne holds an MBA from the ESSEC Business School and an M.D. from the Faculte de Medecine de Lille. Michael Tobias Stumpp Ph.D., born in 1972 Michael Tobias Stumpp, Ph.D., is EVP Projects and a member of the Management Board of Molecular Partners. Michael is a co-founder of Molecular Partners and was part of the team that invented the DARPin technology. Michael previously served as Chief Scientific Officer of Molecular Partners, in which capacity he oversaw development of the DARPin pipeline. He started his scientific career at the ETH Zurich and then progressed to the Imperial College London and the Tokyo Institute of Technology. Michael has published his research in many international, peer-reviewed scientific journals and presented his findings at numerous congresses. Alexander Zürcher, born in 1975 Alexander Zürcher is Chief Operating Officer and a member of the Management Board of Molecular Partners since 2022. Prior to this role, he served as SVP of Development, where he oversaw project and portfolio management, manufacturing, pharmacology, and quality assurance activities. Alexander has also previously been VP Operations and Director of CMC. He has more than 20 years of industry experience, with prior work in drug development as Director of Drug Product Development at Cytos Biotechnology and Head of R&D Operations at Spirig Pharma. Alexander holds a M.Sc. degree in Biology from the University of Basel, as well as a Certificate of Advanced Studies in Business Management from the University of Zurich. 49

5.4 Rules Regarding Mandates in the Articles According to Article 33 of the Articles21, the number of additional mandates is limited to 5 mandates of which no more than 1 may be in a listed company for each member of the Management Board. Mandates shall mean mandates in comparable functions at other enterprises with an economic purpose. Each mandate is subject to the approval by the Chairperson of the Board of Directors. Members of the Management Board are not allowed to hold chairs of the board of directors of other listed companies. Mandates in different legal entities that are under joint control or same beneficial ownership are deemed to be one mandate. Mandates in associations, charitable organizations, family trusts and/or foundations relating to post-retirement benefits are not subject to the above limitations. No member of the Management Board shall hold more than 10 of such mandates. Apart from section 5.3 above, none of the members of the Management Board holds any position of relevance under the aspect of corporate governance in any: a. governing or supervisory bodies of important Swiss or foreign organizations, institutions or foundations under private and public law; b. permanent management or consultancy functions for important Swiss or foreign interest groups; or c. official functions or political posts. 5.5 Compensation of Management Board and Shareholdings Information about the compensation of the Management Board, including compensation related rules in the Articles on the principles applicable to performance-related pay and to the allocation of equity securities, conversion rights and options, as well as the additional amount for payments to members of the executive committee appointed after the vote on pay at the general meeting of shareholders, and rules in the Articles on loans, credit facilities and post-employment benefits as well as on the vote on pay at the general meeting of shareholders, can be found in sections 2.4, 4.2 and 4.3 of the Compensation Report included in this Annual Report. Information about shareholdings of the members of the Management Board can be found in note 5 of the Compensation Report. 5.6 Management Contracts The Company may enter into employment agreements with the members of the Management Board for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed one year. A renewal of a fixed term agreement is permissible. Agreements for an indefinite term may have a termination notice period of a maximum of one year. Finally, the Company may enter into non-competition agreements with members of the Management Board for the period after the termination of the employment agreement. The duration of any such post-contractual non-competition undertaking must not exceed two years and the consideration to be paid for such non-competition undertaking must not exceed the sum of the total annual compensation of the respective member of the Management Board last paid and in no event exceed the average of the compensation of the last three financial years. On December 31, 2024, all five members of the Management Board held employment agreements with an indefinite term. There are no management contracts in place between the Company and companies not belonging to the Group. 50 21 https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287

6. Employee Participation Programs In order to align its employees' interests with those of the Company, the Company operates long and short term incentive plans which are linked to the Company's shares. A more detailed description of these incentive plans can be found in section 3.2 of the Compensation Report included in this Annual Report. 7. Duty to Make a Public Tender Offer The Articles do not contain any provisions raising the threshold (opting-up) or waiving the duty (opting-out) to make a public tender offer pursuant to articles 125 and 135 of the Swiss Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading (Financial Market Infrastructure Act, FMIA). 8. Clauses on Change of Control As of 2015, the Company had in place two new long-term incentive plans (each an LTI). Under the Performance Share Plan, the Company may grant Performance Share Units (each a PSU) to members of the Management Board, other employees as well as consultants. In the event of a "change of control" of the Company, all PSUs, in respect of which the vesting date has not occurred by the date of the change of control yet, will immediately vest. Under the Restricted Share Plan, the Company may grant Restricted Share Units (each an RSU) to members of the Board of Directors and consultants. In the event of a "change of control" of the Company, all RSUs, in respect of which the vesting date has not occurred by the date of the change of control yet, will vest immediately. No other change of control provisions exist for the benefit of members of the Board of Directors or of the Management Board. 9. Auditor 9.1 Auditor The Company’s statutory auditor is KPMG AG, Badenerstrasse 172, 8036 Zurich, Switzerland. The shareholders of the Company must appoint the auditor on an annual basis at the general meeting of shareholders. 9.2 Duration of the Mandate and Term of Office of the Auditor in Charge KPMG AG assumed its auditing mandate in 2009. The auditor in charge and responsible for the mandate, Simon Studer began serving in this function in respect of the financial year ending on December 31, 2024. The external auditor in charge is required by Swiss law to serve no longer than seven years. 9.3 Auditing and Additional Fees Paid to the Auditor In CHF thousands 2024 2023 Auditing fees 674 571 Other assurance related services — — Tax related services — — 9.4 Information Relating to External Audits The Audit and Finance Committee is responsible for reviewing the internal control systems for the accounts and finances of the Company via its supervisory role over the audit function (see section 4.2 above). The Audit and Finance Committee receives and reviews the IFRS Consolidated Financial 51

Statements and the Molecular Partners AG Financial Statements as well as the reports prepared by the external auditor (see section 4.2 above). The Audit and Finance Committee discusses these financial statements as well as the reports of the external auditor with the VP Finance as principal financial officer and the CEO, and should the occasion warrant, with the external auditor. The external auditor also provides timely reports to the Audit and Finance Committee on critical accounting policies and practices used by the Company, and on other material written communication with the Management Board. The Board of Directors may at any time request the auditor to conduct special audits, including interim audits, and to submit a respective report. In 2024, the Audit and Finance Committee held four meetings with the external auditor. The Audit and Finance Committee also evaluates the independence and quality of the external auditor from a risk analysis perspective. With regard to selecting the external auditor, the Audit and Finance Committee will, from time to time, assess offers and presentations from several appropriate, independent external audit firms and will then make a proposal to the full Board of Directors based on predefined service level and quality criteria. This information serves as basis for the Board of Directors' proposal for the election of the external auditor by the shareholders at the general meeting of shareholders. 52

10. Information Policy The Company as a listed company is committed to communicate to its shareholders, potential investors, financial analysts, customers, suppliers, the media and other interested parties in a timely and consistent way, The Company is required to disseminate material information pertaining to its businesses in a manner that complies with its obligations under the rules of the Swiss stock exchange (SIX) and as well as the federal securities laws of the United States of America and the rules and regulations of the U.S. Securities and Exchange Commission and Nasdaq to the extent applicable to foreign private issuers. The Company publishes an annual report that provides (i) audited consolidated financial statements in accordance with the IFRS® Accounting Standards ("IFRS"), Swiss law and the Articles as well as (ii) information about the Company including its business results, strategy, products and services, corporate governance and executive remuneration. The Company also publishes its results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of SIX. The press releases on semi-annual results contain unaudited financial information prepared in accordance with IFRS. Furthermore, for the sake of transparency and in addition to the annual and semi-annual reporting, the Company may voluntarily publish unaudited financial information in the form of quarterly management statements at the end of the first quarter (Q1) and at the end of the third quarter (Q3), respectively. Any such quarterly management statements will be published as press releases and distributed pursuant to the rules and regulations of SIX and filed with the SEC in Form 6-K. An archive containing Annual Reports, semi-annual results releases, any published quarterly management statements and related presentations can be found in the investors' section at https://investors.molecularpartners.com/financials-and-filings/financial-reports and at https://investors.molecularpartners.com/news-and-events/presentations. SEC filings of the Company can be found at https://investors.molecularpartners.com/financials-and-filings/sec- filings For the financial calendar and events, please refer to the following link: https://investors.molecularpartners.com/news-and-events/events. To subscribe to important press releases, please register for email news releases at https://investors.molecularpartners.com/ir-resources/email-alerts. Ad hoc notices can also be found in ad-hoc news section on https://investors.molecularpartners.com/news-and-events/news-releases. The Company's official means of communication is the Swiss Official Gazette of Commerce (www.shab.ch). The invitation to a general meeting of shareholders may also be sent by mail to registered shareholders. For investor relations related information or questions, the Company may be contacted at: Email: investors@molecularpartners.com Phone: +41 44 755 7700 Molecular Partners AG, Wagistrasse 14, 8952 Schlieren, Switzerland 11. Quiet Periods Instead of quiet periods or blackout periods, Molecular Partners has four trading windows per year which, as a rule, are applicable to all employees, members of the Management Board and members of the Board of Directors. As a rule, each of these four trading windows starts on the second trading day following the public release of financial data, i.e., the public release of the annual results, the semi-annual results and the results of Q1 and Q3. Each trading window usually lasts for ten trading days. The Board of Directors (or the Audit and Finance Committee if delegated by the Board of Directors) may set other ad hoc trading windows from time to time, where considered necessary or appropriate, including following the public announcement of insider information in accordance with ad hoc publicity requirements. 53

Compensation Report This Compensation Report contains details of the compensation paid to members of the Board of Directors and the Management Board for the year 2024 in accordance with Section 5 of the Annex to the Directive on Corporate Governance of the SIX Swiss Exchange (DCG), and Articles 732-735d of the Swiss Code of Obligations. 1. Compensation Policy Molecular Partners' success depends to a large extent on the quality and commitment of its employees. Its compensation policy is designed to attract, motivate and retain its employees. In addition, the award of performance-related and in particular, share-based compensation components is intended to promote an entrepreneurial mindset and approach. 2. Compensation Governance 2.1 Nomination and Compensation Committee The Nomination and Compensation Committee (NCC) supports the Board of Directors in establishing and reviewing the compensation strategy and guidelines. Further, the Nomination and Compensation Committee supports the Board of Directors in preparing the proposals to the general meeting of shareholders regarding the compensation of the Board of Directors and the Management Board. For a more detailed description of the Nomination and Compensation Committee please refer to section 4.6.2 of the Corporate Governance Report. 2.2 Responsibilities of the Board of Directors and the Nomination and Compensation Committee The table on the following page summarizes the responsibilities of the Board of Directors and the Nomination and Compensation Committee regarding compensation matters: 55

Compensation Items Proposed Approved Compensation report to the shareholders NCC Board of Directors Compensation strategy, system and guidelines NCC Board of Directors Adoption of compensation and benefit plans NCC Board of Directors Definition of performance criteria (for cash bonus and PSUs) 1 NCC Board of Directors Assessment of performance achievement and decision on vesting multiple for PSU1 plan NCC Board of Directors Determination of the compensation of the Board of Directors (cash and RSUs1) NCC Board of Directors2 Determination of the base compensation (cash) of the Management Board NCC Board of Directors2 Determination of the variable compensation (cash bonus and PSUs1) of the Management Board NCC Board of Directors2 Grant of PSUs1 other than to the Board of Directors and the Management Board NCC Board of Directors Proposals to the shareholders' meeting for maximum compensation of Management Board and Board of Directors NCC Board of Directors 1 PSU = Performance Share Units, RSU = Restricted Share Units, more details under section 3.2.3 2 Final approval of the maximum compensation by shareholders The Nomination and Compensation Committee informs the Board of Directors of its activities and its recommendations in the following Board of Directors meeting. As a rule, the CEO attends the meetings of the Nomination and Compensation Committee, but may be required to leave the meetings for matters related to the CEO and/or the Management Board. As a rule, the Management Board attends the meeting of the Board of Directors, but the Board of Directors holds part of the Board meeting in absence of the Management Board in particular if the agenda topic relates to nomination or compensation matters regarding the Management Board. In 2024, five meetings of the Nomination and Compensation Committee and the Board of Directors took place in January, February, June, September and December and in addition issued two circular resolutions dealing with compensation and nomination matters. Meetings of the Nomination and Compensation Committee related to the 2024 compensation were held in December 2023 and January 2024 and the 2024 Compensation Report in January and February 2025. The Nomination and Compensation Committee and the Board of Directors discussed and approved the following primary compensation matters: 56

Month Compensation Topics January 2024 Review of Compensation Report 2023 Review of Corporate Goals 2024 February 2024 Approval of Compensation Report 2023 Long-term equity incentive plans 2024 and allocation of related PSUs/RSUs Motions to Annual General Meeting 2024 regarding compensation June 2024 Interim review of achievement of corporate goals 2024 Changes to senior management September 2024 Interim review of achievement of corporate goals 2024 Update on changes in senior management Updates to long-term equity incentive plans 2025 December 2024 Achievement of Corporate Goals 2024 and LTI Scorecard 2024 Compensation of Board of Directors, Management Board and employees for 2025 Review of Corporate Goals 2025 January 2025 Final approval of achievement of Corporate Goals 2024 Review of Compensation Report 2024 Final review of Corporate Goals 2025 Long-term equity incentive plans 2025 and allocation of related PSUs/RSUs February 2025 Approval of Compensation Report 2024 Approval of long-term equity incentive plans 2025 Motion to Annual General Meeting 2025 regarding Compensation 2.3 Description of Benchmarks Used, Salary Comparisons and Support from External Consultants In February 2022, a compensation benchmarking study was performed by an external consultancy firm to assess market competitiveness of Molecular Partners' compensation levels for the Board of Directors and the Management Board. This compensation study has been used to benchmark the compensation 2024 of the Board of Directors and the Management Board. In this analysis, compensation data of 15 European and dual-listed biotech Swiss companies22, 18 biotech companies listed on the NASDAQ23 and 27 Swiss companies cross-industry24 were collected. According to the above benchmark data, the cash and equity compensation of the Board of Directors was found for the chairman to be above the median of NASDAQ and European/dual- listed peer groups and at median of Swiss benchmark group and for the other Directors to be below median of NASDAQ peer group, slightly below European/dual-listed peer group and slightly above median of Swiss benchmark group. For the bonus and long-term incentives the benchmark data showed that the over-achievement of 120% on bonus target and on vesting multiples of long-term incentives was below the median of all peer groups. The over-achievement ratio was increased by the Annual General Meeting in 2022 to 150%. According to the above benchmarking data the cash and equity compensation for the CEO and the other members of the Management Board was found to be below the median or at the median of all the peer groups. Though it should be noted that the NASDAQ and European dual-listed peer group companies primarily grant equity via stock options, i.e., with significantly higher risk profile compared to performance share units granted by the Company. 57 22 Idorsia, Basilea, Pharming, Philogen SpA, Genmab A/S, argenx SE, Galapagos NV, Valneva SA, MorphoSys AG, Zealand Pharma A/S, Calliditas therapeutics AB, Evotec, CRISPR Therapeutics AB, Prothena Corp. Plc, Merus N.V.. 23 Enanta, ADC Therapeutics, macrogenics, CureVac NV, Bicycle Therapeutics Ltd, iTeos therapeutics Inc, merus BV, Immunocore Holdings plc, Pardes Biosciences, Janux Therapeutics Inc, Silence Therapeutics, IGM Biosciences Inc, Vor BioPharma, Curis, FATE Therapeutics, Inhibrx, Shattuck Labs, AC Immune SA. 24 Sensirion, Bobst, relief therapeutics, Meyer Burger, Vetropack, Jungfraubahn, Valora, Autoneum, TX Group, Komax, Aryzta, Basilea, APG SGA, Aluflexpack, Zehnder, V-Zug, Medartis, Coltene, Orior, Swiss Teel, Ascom, Rieter, Mobilezone, Phoenix, Implenia, CPH, U- Blox.

2.4 Rules in the Articles Regarding Compensation The rules regarding (i) compensation of the Board of Directors and the Management Board (Articles 27 to 29), (ii) agreements regarding compensation of the Board of Directors and the Management Board (Article 30) and (iii) loans and credits, as well as post-retirement benefits (Articles 31 and 32) can be found in the Company’s Articles of Association.25 A. Rules on Performance-Related Pay and Supplementary Amount Article 27 of the Articles sets the principle on performance related pay, including the short-term variable compensation elements, the long-term compensation elements, the responsibilities for determining the performance metrics and target levels of the short- and long-term variable compensation elements. According to Article 29 of the Articles, the Company or companies under its control shall be authorized to pay a supplementary amount of compensation ratified by the shareholders at a general meeting of shareholders to members of the executive management who joined or were promoted during a compensation period for which the maximum aggregate amount of compensation has already been approved, but is insufficient to cover compensation of such members of the executive management. The supplementary amount per compensation period per member shall not exceed 50% of the maximum aggregate amount of compensation of the executive management last approved. B. Rules on Loans, Credit Facilities and Post-Employment Benefits Please refer to section 4.3 below. C. Rules on Vote on Pay at the General Meeting of Shareholders The Swiss Code of Obligations Art. 735 requires a “say on pay” approval mechanism for the compensation of the Board of Directors and the Management Board pursuant to which the shareholders must vote separately on the compensation of the Board of Directors and the Management Board on an annual basis. In accordance therewith, Article 28 of the Articles provides that the shareholders’ meeting must, each year, vote separately on the proposals by the Board of Directors regarding the maximum aggregate amounts of: • the compensation of the Board of Directors for the next term of office (until the next Annual General Meeting); • the fixed compensation of the Management Board for the period of July 1 of the current year until June 30 of the following year; and • the variable compensation elements of the Management Board for the current financial year. The Board of Directors may submit for approval by the Annual General Meeting deviating, additional or conditional proposals relating to the maximum aggregate amount or maximum partial amounts for the same or different periods and/or specific compensation components and/or in relation to additional amounts for specific compensation components. Compensation may be paid out prior to approval by the general meeting of shareholders subject to subsequent approval. 58 25 https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287

If the shareholders’ meeting does not approve a proposal of the Board of Directors, the Board of Directors determines the maximum aggregate amount or maximum partial amounts taking into account all relevant factors and submits such amounts for approval to the same shareholders’ meeting, to an extraordinary shareholders’ meeting or to the next ordinary shareholders’ meeting for retrospective approval. 3. Compensation Components 3.1 Principles The compensation of the members of the Board of Directors consists of fixed compensation only. The total compensation takes into account the position and level of responsibility of the respective member of the Board of Directors (including Board and Committee chair and membership). The compensation of the members of the Management Board consists of fixed and variable compensation. Fixed compensation comprises the base salary and the corresponding pension contributions. Variable compensation comprises short-term and long-term variable compensation elements: • The short-term variable compensation (cash bonus) is determined exclusively by the achievement of predefined annual corporate goals (see section 3.2.2 below). • The long-term variable compensation (Performance Share Units, PSUs) is determined based on (i) the achievement of annual corporate goals, (ii) the achievement of long-term value driving milestones outside of such annual corporate goals and (iii) the development of the share price of the Company (see section 3.2.3 below). In order to foster long-term shareholder alignment the majority of the variable compensation of the Management Board is linked to Molecular Partners' long-term incentive plans (see section 3.2.3 below). In summary, the compensation strategy aims at the following compensation split: • Board of Directors: Approximately 35% cash fee (base fee), no short-term cash bonus and approximately 65% in form of RSUs under the LTI Plan (RSUs with 1 year vesting and 3 year blocking period); • Management Board: Approximately 50% fixed compensation, 15% short-term cash bonus and 35% in the form of PSUs under the LTI Plan (PSUs with 3 year cliff-vesting). The overall balance between the cash fee and the RSU component of the compensation of the Board of Directors and the fixed and variable components of the compensation of the Management Board reflects the Company’s strong focus on entrepreneurial drive and ensures a high level of accountability as well as alignment with the long-term shareholder interest. 59

3.2 General Description of Compensation Components Members of the Board of Directors are paid for their service over one year starting with their election at the ordinary shareholders' meeting and ending with the subsequent ordinary shareholders’ meeting. Compensation of the members of the Board of Directors consists of a cash fee and RSUs. Actual out of pocket expenses are borne by the Company. Members of the Management Board are paid for their service over a 12-month period. Compensation of the members of the Management Board consists of fixed and variable compensation. The fixed compensation is paid in the form of a base compensation in cash. The variable compensation is paid in the form of a cash bonus and PSUs. 3.2.1 Base Cash Compensation Board of Directors The base cash compensation for the non-executive members of the Board of Directors consists of a fixed annual fee, paid out quarterly. Such fixed annual fee is composed of a fixed fee for Board of Directors membership, additional fixed fee(s) for committee membership and/or chair, as applicable, and a fixed travel fee. For the period from the Annual General Meeting 2024 to the Annual General Meeting 2025, such fees are as follows: Type of Fee Amount Chairmanship Fee CHF 125,0001 Board Membership Fee CHF 20,000 Committee Fee CHF 10,000 AFC Chair Fee CHF 5,000 Travel Fee CHF 10,000 1 This fee is a lump sum fee which includes the Chairman's membership and chair of the NCC and the travel fee Management Board The base cash compensation of the Management Board consists of a fixed annual salary, which reflects the individual's responsibility, ability and experience. Except pension contributions, no other fixed compensation elements are granted to the Management Board26. Employees The base cash compensation of employees consists of a fixed annual salary, which reflects the individual's responsibility, ability and experience. 60 26 Please refer to the respective footnotes 1 in the 2024 and 2023 compensation tables in section 4.2 of the Compensation Report.

3.2.2 Cash Bonus Board of Directors The members of the Board of Directors do not receive a cash bonus. Management Board Cash bonuses are awarded to reward members of the Management Board. The cash bonus depends exclusively on the level of achievement of Company predefined corporate goals during a one-year period (annual corporate goals). No other parameters are relevant for the calculation of the cash bonus. The corporate goals are the same for all employees, including the members of the Management Board (no individual goals). The amount of the cash bonus in % of the base salary depends on the level of responsibility. The target bonus for the members of the Management Board in 2024 were as follows (unchanged compared to 2023): Position Target Bonus Chief Executive Officer 50% of base salary Other members of the Management Board (CMO, COO, EVPs) 40% of base salary At the beginning of each year, the Nomination and Compensation Committee proposes and the Board of Directors approves corporate goals for the calendar year. At the end of the year, the Nomination and Compensation Committee reviews the achievement of those predefined corporate goals set for the previous year and the Board of Directors approves such achievement. The cash bonus can be between 0% and a maximum (cap) of 150%) of the target bonus depending on the achievement of the corporate goals. In any event, not more than 150% of the target bonus will be paid out. The corporate goals for 2024 were divided into three categories with different priorities which were reflected by a predetermined weighting in %: Corporate Goals 2024 Priorities1 Category +++ Strengthen the DARPin portfolio - e.g., advance projects towards the clinic, clinical candidate selection and filling the pipeline with new projects + Secure an additional year of runway - e.g., through potential partnering + Develop an effective and sustainable organization - e.g., through project organization and trainings 1 High priorities are indicated with +++ Each category includes precise goals and specific key results with a timing requirement for the achievement of such key results by the end of a particular quarter or at the end of the year. Please refer to Section 4.2 of the Compensation Report for an overview of the achievement ratios of the annual corporate goals for the years 2020 to 2024. None of the corporate goals are tied to financial information. 61

Employees Employees are rewarded with a cash bonus based on the achievement of the same predefined corporate goals as those applicable to the Management Board above. The target bonus depends on the level of responsibility of the respective employee. 3.2.3 Long-term Incentive Plans (LTI Plans) In 2014, the Board of Directors adopted a framework of Long-term Incentive Plans (LTI Plans). The LTI Plans 2024 were approved by the Board of Directors in March 2024. Under the LTI Plans members of the Board of Directors are eligible to be granted Restricted Share Units (RSUs) and members of the Management Board as well as all employees and selected consultants are eligible to be granted Performance Share Units (PSUs). Restricted Share Units (RSUs) RSUs are contingent rights to receive a certain number of shares at the end of a three-year blocking period. The number of shares to be received is not variable, i.e., the number of shares does not depend on the achievement of certain predefined performance metrics. In certain circumstances, including a change of control, a full or partial early vesting of the RSUs may occur. Members of the Board of Directors received their grants of RSUs under the RSU Plan 2024 after the ordinary shareholders’ meeting of 2024, i.e., after shareholders' approval of the compensation amount for the Board of Directors. Performance Share Units (PSUs) Management Board PSUs for the Management Board are contingent rights to receive a variable number of shares at the end of a three-year cliff-vesting period (vesting date). The number of the PSUs granted depends on the level of responsibility of the relevant participant. The amount of the PSUs granted to the members of the Management Board are as follows: Position Granted in 2023 Granted in 2024 Chief Executive Officer 100% of base salary 115% of base salary Other members of the Management Board (COO, CMO, EVPs) 80% of base salary 90% of base salary In 2024, the Chief Executive Officer and the other members of the Management Board received an additional one-time PSU allocation to the same amount as granted in 2023 as shown in the table above. Please refer to Section 4.2 for the total compensation amount. 62

From a time perspective, the PSU plan 2024 for the Management Board can be summarized as follows: While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be effectively earned in relation to a PSU depends on the following two factors (the so-called LTI scorecard), being evaluated after 12 months (the so-called allocation date) from the grant date: Factors Weighting 2024 Achievement of the corporate goals for the year 2024 (see section 3.2.2. above) Between 0% and maximum 120% Share price performance1 of Molecular Partners over 12 months since grant date: • 30% is reached if the share price performance is larger than/equal to 10% compared to the average performance of NBI/SPI indices; • 0% is reached if share price performance is less than /equal to minus 5% compared to the average performance of NBI/SPI indices; • pro rata if share price is between minus 5-and plus 10% compared to the average performance of the NBI/SPI indices. Between 0% and maximum 30% Total Between 0% and maximum 150% 1 The relevant share price and NBI/SPI indices are the average of the last paid price/index of the trading days during the two months prior to the grant date compared to the same period in year plus one. (For PSUs 2024 granted on 1 April 2024: 1 February to 31 March 2024 vs 1 February to 31 March 2025) Please refer to Section 4.2 of the Compensation Report for an overview of the achievement ratio of the LTI scorecard for the years 2020 to 2024. Accordingly, the number of shares to be issued based on the PSUs at the end of the vesting period can be between zero and a maximum (cap) of 150% of the number of PSUs granted. Even after the determination of goal achievement (allocation date), participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial early vesting of the PSUs may occur. At the beginning of each year, the Nomination and Compensation Committee proposes and the Board of Directors determines the two factors above for the calendar year. At the end of the year, the Nomination and Compensation Committee reviews the achievement of the corporate goals 63 and the Board of Directors approves such achievement. In March of the following year, the achievement of the last factor, the share price performance, is calculated. Employees PSUs granted to employees in 2024 are contingent rights to receive a variable number of shares in three tranches of one third each during a period of three years on the first, second and third anniversary of the grant date (graded vesting period). The number of the PSUs granted depends on the level of responsibility of the relevant participant. From a time perspective, the PSU plan 2024 for the employees can be summarized as follows: The number of shares to be effectively earned by an employee in relation to a PSU depends on the same two factors as for the Management Board and is also evaluated after 12 months (the so- called allocation date) from the grant date. Existing employees and members of the Management Board27 received PSU grants on April 1, 2024 and the employees who joined Molecular Partners after April 1, 2024 received PSU grants depending on their entry date on July 1, 2024, October 1, 2024 or January 1, 2025. 3.2.4 Stock Options The Company established three stock option plans in connection with two pre-IPO financing rounds that were closed in 2007 and in 2009: the Employee Stock Option Plan 2007 (the ESOP 2007) and the Employee Stock Option Plan 2009 (the ESOP 2009). In June 2014, the Board of Directors adopted an amended version of the ESOP 2009, the ESOP 2014, which did not anymore provide for accelerated vesting of options in case of an initial public offering of the Company. No more grants have been and will be made under these stock option plans. As of December 31, 2024, there were no more options outstanding under the Employee Stock Option Plan 2007, 2009 and 201428. For additional information reference is made to note 18.2 of the IFRS Consolidated Financial Statements of this Annual Report. 3.3 Change of Control Clauses Please refer to section 8 of the Corporate Governance Report of the Company. 64 27 For members of the Management Board, the grant is made subject to approval by the ordinary shareholders' meeting 2024 of the variable compensation amount for the year 2024. 28 For details on the number of options held by the members of the Board of Directors and the Management Board until December 31, 2024, please refer to note 5 in this Compensation report.

4. Compensation for Financial Year under Review

4.1 Compensation to the Members of the Board of Directors in 2024 and 2023

The tables below summarize the compensation of the members of the Board of Directors in 2024 and 2023:

Year 2024 (audited)	Base compensation		RSUs Granted in 2024		Total Compensation
in CHF 1,000, except for number of RSUs	Base fee (cash gross)	Social security and pension contributions	Number of RSUs	Value of RSUs	
William Burns Member/Chairman	125	7	48,159	170	302
Steven Holtzman Member	50	—	24,080	85	135
Sandip Kapadia Member	45	—	24,080	85	130
Vito J. Palombella Member	40	—	24,080	85	125
Michael Vasconcelles Member	50	—	24,080	85	135
Agnete Fredriksen Member	48	8	24,080	85	141
Dominik Höchli Member	50	4	24,080	85	139
Dr. Patrick Amstutz Member[1]	—	—	—	—	—
Total	408	19	192,639	680	1,107

[1] Please refer to Section 4.2 for the CEO's compensation.

65

Year 2023 (audited) in CHF 1,000, except for number of RSUs	Base compensation		RSUs Granted in 2023		Total Compensation
	Base fee (cash gross)	Social security and pension contributions	Number of RSUs	Value of RSUs	
William Burns Member/Chairman	125	9	30,036	170	304
Steven Holtzman Member	50	—	15,018	85	135
Sandip Kapadia Member	45	—	15,018	85	130
Vito J. Palombella Member	40	—	15,018	85	125
Michael Vasconcelles Member	50	—	15,018	85	135
Agnete Fredriksen Member	40	5	15,018	85	130
Dominik Höchli Member	48	3	15,018	85	136
Dr. Patrick Amstutz Membe[r1]	—	—	—	—	—
Total	398	17	120,144	680	1,095

[1] Please refer to Section 4.2 for the CEO's compensation.

The total compensation paid to the Board of Directors in 2024 remained largely unchanged compared to 2023.

In 2024, the portion of compensation delivered in the form of RSUs amounted to 63% (2023: 63%) of the total compensation paid to the members of the Board of Directors.

The compensation paid out to the Board of Directors in 2024 and 2023 did not exceed the respective budgets approved by the Annual General Meetings 2024 and 2023.The shareholders at the 2023 annual general meeting held on April 4, 2023, set the maximum aggregate amount of compensation for the Board of Directors for their term of office until the 2024 general meeting at CHF 1,091,400. The shareholders at the 2024 annual general meeting held on April 17, 2024, set the maximum aggregate amount of compensation for the Board of Directors for their term of office until the 2025 general meeting at CHF 1,111,800.

Compensation Paid to Former Members of the Board of Directors

In 2024 and 2023, no compensation was paid to former members of the Board of Directors or to related parties of current or former members of the Board of Directors.

66

4.2 Compensation to the Management Board in 2024 and 2023

The tables below summarize the compensation of the members of the Management Board in 2024 and 2023:

Year 2024 (audited)	Fixed compensation		Variable compensation			Total Compensation
in CHF 1,000, except for number of PSUs	Base salary (cash gross)[1]	Social security and pension contributions	Bonus (cash gross)	Number of PSUs[1,2]	Value of PSUs	Total Compensation
Total Management Board	1,623	376	613	419,009	1,525	4,137
Patrick Amstutz (CEO)	385	93	174	122,646	443	1,095

[1] Number of PSUs granted in the year 2024 at target (100%). The number of shares to be issued based on the PSUs at the end of the vesting period can be between zero and a maximum (cap) of 150% depending on the achievement of the predefined factors set out in the applicable LTI scorecard (see Section 3.2.3 above).

[2] The additional one-time number of PSUs granted in the year 2024 are reflected in the Variable compensation. Pleaser refer to Section 3.2.3 above for more information.

Year 2023 (audited)	Fixed compensation		Variable compensation			Total Compensation
in CHF 1,000, except for number of PSUs	Base salary (cash gross)[1]	Social security and pension contributions	Bonus (cash gross)	Number of PSUs[1]	Value of PSUs	Total Compensation
Total Management Board	1,690	400	674	257,875	1,429	4,193
Patrick Amstutz (CEO)	385	95	182	69,495	385	1,047

[1] Number of PSUs granted in the year 2023 at target (100%). The number of shares to be issued based on the PSUs at the end of the vesting period can be between zero and a maximum (cap) of 150% depending on the achievement of the predefined factors set out in the applicable LTI scorecard (see Section 3.2.3 above).

The total compensation paid to the Management Board in 2024 slightly decreased compared to 2023. This decrease is due to the appointment only as of September 1, 2024 of Philippe Legenne as CMO. The average base salaries paid to the executives remained unchanged compared to 2023 The decrease is also a function of a slightly lower achievement ratio of the corporate goals in 2024 compared to the achievement ratio of the corporate goals in 2023[29]. The relative value of the PSUs granted to the Management Board in 2024 increased slightly in compared to 2023, given that the Management Board in 2024 received an additional one-time grant of PSUs instead of a base salary increase.

For the entire Management Board, the variable compensation (cash bonus and PSUs, excluding social security and pension contributions) represented 53% of the total compensation in 2024 (2023: 52%).

The numbers in the table above for the year 2024 include the full year compensation amounts for all 5 members of the Management Board, regardless that Philippe Legenne was only appointed as CMO as of September 1, 2024 .

[29] The achievement ratio of the corporate goals 2023 reached 94% while the achievement ratio of the corporate goals 2024 reached 90%. Please refer to section 3.2.2 above for more information on the determination of the cash bonus.

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Achievement Ratio of Corporate Goals (Bonus) and LTI Scorecard in Previous Years

Reporting year	Achievement Ratio Bonus	Achievement Ratio LTI Scorecard
2024	90 %	To be determined on March 31, 2025
2023	94 %	76 %
2022	88 %	71 %
2021	120 %	100 %
2020	115 %	100 %

Use of Supplementary Amount

Financial Year 2024
The fixed and variable compensation paid to the Management Board in 2024 did not exceed the respective budget approved by the annual general meetings 2023 and 2024.

The shareholders at the 2024 annual general meeting held on April 17, 2024, set the maximum aggregate amount of the *fixed compensation* for the Management Board for the period from July 1, 2024 until June 30, 2025 at CHF 2,489,303 and the aggregate amount of the *variable compensation* for the Management Board for the current financial year at CHF 3,913,238. The total approved compensation of the fixed and variable compensation for the Management Board included not only the compensation for the four members of the Management Board, but also the amount for the two open positions of the CMO and CFO.

Financial Year 2023
The fixed and variable compensation paid to the Management Board in 2023 did not exceed the respective budget approved by the annual general meetings 2022 and 2023.

Compensation Paid to Former Members of the Management Board

In 2024, Nicolas Leupin, the former CMO who stepped down from his Management Board role as per December 31, 2023, received a bonus of TCHF 138.

In 2024, no other compensation was paid to former members of the Management Board.

4.3 Loans, Credit Lines, Post-retirement Benefits to Board of Directors, Management Board and Related Persons

In accordance with the Swiss Code of Obligations Art. 734b, the Articles[30] provide that loans and credit lines to members of the Board of Directors and the Management Board may solely be granted at standard market rates and that the aggregate amount of loans and credit lines to the member of the Board of Directors or the Management Board may not exceed double the total annual compensation of the respective member last paid or payable for the first time. In addition, the Articles[31] provide that the Company may grant to members of the Board of Directors and the Management Board post-retirement benefits beyond the occupational benefit scheme only if such post-retirement benefits do not exceed 100% of the total annual compensation of the respective member last paid.

As of December 31, 2024 and 2023, the Company has not granted any loans, credit lines or post-retirement benefits beyond the occupational benefit schemes to members of the Board of Directors or the Management Board. Furthermore, the Company has not paid any compensation to nor granted any loans or credit lines to former members of the Board of Directors or related

[30] See Article 31 of the Articles (https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287)
[31] See Article 32 of the Articles (https://investors.molecularpartners.com/static-files/2305bd34-0973-42fb-b4aa-cb61505ec287)

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persons. No loans, credit lines or post-retirement benefits were outstanding as of December 31, 2024. Persons related to the Board of directors are (i) their spouse, (ii) their children under age, (iii) any legal entities that they own or otherwise control, (iv) any legal or natural person who is acting as their fiduciary or agent and (v) any family trust. 5. Share Ownership Information Shares and options owned by the members of the Board of Directors and the Management Board and their related persons are disclosed below. For the functions of the Board of Directors and Management Board please refer to the Corporate Governance Report Section 4.4 respectively Section 5.3. Board of Directors (audited) Shares RSUs Options William M. Burns 33,521 86,448 — Steven H. Holtzman 17,281 43,225 — Sandip Kapadia 6,071 43,225 — Vito J. Palombella 6,069 43,225 — Michael Vasconcelles 6,071 43,225 — Agnete B. Fredriksen 2,564 43,225 — Dominik Höchli 2,285 43,225 — Total Board of Directors as of December 31, 2024 73,862 345,798 — Management Board (audited) Shares PSUs Options Patrick Amstutz 747,809 188,594 — Renate Gloggner 26,151 120,993 — Philippe Legenne 21,850 78,062 — Michael Tobias Stumpp 715,770 120,993 — Alexander Zürcher 28,697 120,993 — Total Management Board as of December 31, 2024 1,540,277 629,635 — Board of Directors (audited) Shares RSUs Options William M. Burns 26,951 45,668 — Steven H. Holtzman 14,717 22,835 20,000 Sandip Kapadia 3,507 22,835 — Vito J. Palombella 3,505 22,835 — Michael Vasconcelles 3,507 22,835 — Agnete B. Fredriksen — 22,835 — Dominik Höchli — 22,835 — Total Board of Directors as of December 31, 2023 52,187 182,678 20,000 69

Management Board (audited) Shares PSUs Options Patrick Amstutz 735,095 97,306 70,080 Renate Gloggner 23,006 58,339 — Nicolas Leupin 29,168 73,793 — Michael Tobias Stumpp 767,524 63,293 36,070 Alexander Zürcher 25,706 57,369 13,040 Total Management Board as of December 31, 2023 1,580,499 350,100 119,190 70

Report of the statutory auditor To the General Meeting of Molecular Partners AG, Schlieren Report on the Audit of the Compensation Report Opinion We have audited the Compensation Report of Molecular Partners AG (the Company) for the year ended December 31, 2024. The audit was limited to the information pursuant to Art. 734a-734f of the Swiss Code of Obligations (CO) marked as ''audited" in the sections 4 and 5 of the Compensation Report within the Annual Report. In our opinion, the information pursuant to Art. 734a-734f CO in the Compensation Report complies with Swiss law and the Company’s articles of incorporation. Basis for Opinion We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s Responsibilities for the Audit of the Compensation Report” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Other Information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked "audited" in the Compensation Report, the consolidated financial statements, the Molecular Partners AG financial statements and our auditor’s reports thereon. Our opinion on the Compensation Report does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the Compensation Report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the Compensation Report or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Board of Directors' Responsibilities for the Compensation Report The Board of Directors is responsible for the preparation of a Compensation Report in accordance with the provisions of Swiss law and the Company's articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of a Compensation Report that is free from material misstatement, whether due to fraud or error. The Board of Directors is also responsible for designing the compensation system and defining individual compensation packages. Auditor’s Responsibilities for the Audit of the Compensation Report Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a-734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this Compensation Report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement in the Compensation Report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. We communicate with the Audit and Finance Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Audit and Finance Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. KPMG AG Simon Studer Greg Puccetti Licensed Audit Expert Auditor in Charge Zurich, March 06, 2025 © 2025 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

IFRS Consolidated Financial Statements Consolidated statement of financial position as of December 31, 2024 2023 in CHF thousands Note Assets Property, plant and equipment 6 4,198 5,681 Intangible assets 7 49 212 Total non-current assets 4,247 5,893 Short-term time deposits 11 85,565 119,580 Other current assets 9 2,525 3,617 Trade and other receivables 10 2,317 1,953 Cash and cash equivalents 11 63,874 67,309 Total current assets 154,281 192,459 Total assets 158,528 198,352 Shareholders' equity and liabilities Share capital 12 4,036 3,635 Additional paid-in capital 384,875 365,530 Treasury share reserve (981) (981) Cumulative losses (246,293) (191,755) Total shareholders' equity 141,637 176,429 Lease liability 22 1,227 2,444 Employee benefits 18.1 4,879 5,063 Total non-current liabilities 6,106 7,507 Trade and other payables 13 1,859 1,328 Accrued expenses 14 7,709 7,547 Contract liability 15 — 4,333 Lease liability 22 1,217 1,208 Total current liabilities 10,785 14,416 Total liabilities 16,891 21,923 Total shareholders' equity and liabilities 158,528 198,352 See accompanying notes, which form an integral part of these consolidated financial statements. 74

Consolidated statement of profit or loss and other comprehensive result for the year ended December 31, 2024 2023 2022 in CHF thousands Note Revenues and other income Revenues from research and development collaborations 4,970 7,038 189,556 Other income — — 44 Total revenues and other income 5 4,970 7,038 189,600 Operating expenses Research and development expenses 16 (48,604) (48,784) (50,749) Selling, general and administrative expenses 16 (17,583) (19,362) (22,238) Total operating expenses (66,187) (68,146) (72,987) Operating result (61,217) (61,108) 116,613 Financial income 19 7,214 4,279 1,859 Financial expenses 19 (38) (5,155) (619) Net finance result 7,176 (876) 1,240 Result before income taxes (54,041) (61,984) 117,853 Income taxes 20 (2) — — Net result, attributable to shareholders (54,043) (61,984) 117,853 Other comprehensive result Items that will not be reclassified to profit or loss Remeasurement of net pension liabilities, net of tax 18.1 (485) (1,975) 5,334 Items that are or may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations (10) (16) (17) Other comprehensive result, net of tax (495) (1,991) 5,317 Total comprehensive result, attributable to shareholders (54,538) (63,975) 123,170 Basic net result per share (in CHF) 21 (1.59) (1.89) 3.63 Diluted net result per share (in CHF) 21 (1.59) (1.89) 3.54 See accompanying notes, which form an integral part of these consolidated financial statements. 75

Consolidated statement of cash flows for the year ended December 31, 2024 2023 2022 in CHF thousands Note Net result attributable to shareholders (54,043) (61,984) 117,853 Adjustments for: Depreciation and amortization 6/7 2,369 2,420 2,388 Share-based compensation costs 18 4,105 5,207 5,088 Change in employee benefits (670) 535 1,147 Income tax 20 2 — — Financial income 19 (7,214) (4,279) (1,859) Financial expenses 19 38 5,155 619 Changes in working capital: Change in other current assets 237 1,424 1,787 Change in trade and other receivables (347) (933) 25,264 Change in trade and other payables 524 (812) (5,339) Change in contract liability 15 (4,333) (5,713) (25,190) Change in accrued expenses 161 45 (2,434) Exchange (loss) gain on working capital positions (39) (21) (98) Interest paid (26) (34) (646) Income taxes paid — — — Other financial expense (12) (15) (14) Net cash (used in) from operating activities (59,248) (59,005) 118,566 Proceeds from investments in short-term time deposits 277,015 319,443 199,219 Investments in short-term time deposits (240,045) (277,825) (299,417) Acquisition of property, plant and equipment 6 (705) (575) (1,177) Acquisition of intangible assets 7 (18) (233) (240) Interest received 4,239 3,827 494 Net cash from (used in) investing activities 40,486 44,637 (101,121) Proceeds from issuance of new shares 12 17,342 — — Transaction costs on issue of shares 12 (1,741) — — Investments in treasury shares 12 — — (631) Proceeds from issuance of shares under LTI plans 12 40 31 250 Payment of lease liabilities (1,208) (1,198) (1,189) Net cash from (used in) financing activities 14,433 (1,167) (1,570) Exchange (loss) gain on cash positions 894 (5,102) 258 Net increase (decrease) in cash and cash equivalents (3,435) (20,637) 16,133 Cash and cash equivalents at January 1 67,309 87,946 71,813 Cash and cash equivalents at December 31 11 63,874 67,309 87,946 See accompanying notes, which form an integral part of these consolidated financial statements. 76

Consolidated statement of changes in equity

in CHF thousands	Share capital	Additional paid-in capital	Treasury share reserve	Cumulative losses	Total shareholders' equity
At January 1, 2022	**3,229**	**355,010**	**—**	**(250,950)**	**107,289**
Net result	—	—	—	117,853	117,853
Remeasurement of net pension liabilities [(1)]	—	—	—	5,334	5,334
Exchange differences on translating foreign operations	—	—	—	(17)	(17)
Total comprehensive income	**—**	**—**	**—**	**123,170**	**123,170**
Share-based compensation costs [(1)]	—	5,088	—	—	5,088
Issuance of new shares, net of transaction costs [(2)]	350	—	—	—	350
Issuance of treasury shares incl. transaction costs [(2)]	—	—	(981)	—	(981)
Issuance of new shares under LTI plans, net of transaction costs [(2)]	25	225	—	—	250
At December 31, 2022	**3,604**	**360,323**	**(981)**	**(127,780)**	**235,166**
At January 1, 2023	**3,604**	**360,323**	**(981)**	**(127,780)**	**235,166**
Net result	—	—	—	(61,984)	(61,984)
Remeasurement of net pension liabilities [(1)]	—	—	—	(1,975)	(1,975)
Exchange differences on translating foreign operations	—	—	—	(16)	(16)
Total comprehensive loss	**—**	**—**	**—**	**(63,975)**	**(63,975)**
Share-based compensation costs [(1)]	—	5,207	—	—	5,207
Issuance of new shares under LTI plans, net of transaction costs [(2)]	31	—	—	—	31
At December 31, 2023	**3,635**	**365,530**	**(981)**	**(191,755)**	**176,429**
At January 1, 2024	**3,635**	**365,530**	**(981)**	**(191,755)**	**176,429**
Net result	—	—	—	(54,043)	(54,043)
Remeasurement of net pension liabilities [(1)]	—	—	—	(485)	(485)
Exchange differences on translating foreign operations	—	—	—	(10)	(10)
Total comprehensive loss	**—**	**—**	**—**	**(54,538)**	**(54,538)**
Share-based compensation costs [(1)]	—	4,105	—	—	4,105
Issuance of new shares, net of transaction costs [(2)]	364	15,237	—	—	15,601
Issuance of new shares under LTI plans, net of transaction costs [(2)]	37	3	—	—	40
At December 31, 2024	**4,036**	**384,875**	**(981)**	**(246,293)**	**141,637**

(1) See note 18
(2) See note 12

See accompanying notes, which form an integral part of these consolidated financial statements.

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Notes to the IFRS Consolidated Financial Statements 1. General information Molecular Partners AG ("Company") and its subsidiary (collectively "Molecular Partners" or, "Group") is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for companies limited by shares (“Aktiengesellschaften”). Molecular Partners Inc. is a wholly owned subsidiary of Molecular Partners AG. Molecular Partners Inc. was incorporated in the United States in the State of Delaware on October 8, 2018. Molecular Partners Inc. is based in Cambridge, Massachusetts. These audited consolidated financial statements as of and for the year ended December 31, 2024 comprise Molecular Partners AG and Molecular Partners Inc. The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014 and on the Nasdaq Global Select Market (Ticker: MOLN) since June 16, 2021. 2. Summary of material accounting policies Basis of preparation These consolidated financial statements have been prepared in accordance with the IFRS® Accounting Standards ("IFRS") as issued by the IASB. The accounting policies set forth below have been consistently applied to all years presented. Unless stated otherwise, all financial statements are presented in thousands of Swiss Francs (“TCHF”). The consolidated financial statements have been prepared under the historical cost convention. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4 “Critical accounting estimates and judgments”. Based on the Group's cash and short-term time deposits positions at December 31, 2024, the Group deemed there to be no material uncertainties that would cast doubt on the Group's ability to operate on a going concern basis. The consolidated financial statements as of and for the year ended December 31, 2024 were approved for issuance by the Company's Board of Directors on March 5, 2025. 78

Due to rounding, the numbers presented in the financial statements might not precisely equal those included in the accompanying notes. Basis of consolidation (i) Subsidiaries Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases. (ii) Transactions eliminated on consolidation Intra-group balances and transactions, and any unrealized income and expenses arising from intra- group transactions, are eliminated. New or revised IFRS standards and interpretations The following new or revised standards that became effective during 2024 did not have a material effect on these consolidated financial statements: • Lease Liability in a sales and Leaseback - Amendments to IFRS 16 • Statement of Cash flows - Amendments to IAS 7 • Financials Instruments disclosures - amendments to IFRS 7 • Classification of Liabilities - Amendments to IAS 1 Several new or revised standards have been published that are not yet effective and that have not been early adopted. Possible impacts have not yet been assessed but are anticipated to be immaterial. Segment reporting The Group operates in one segment, focusing on the discovery, development and prospective commercialization of a new class of biopharmaceutical products. The executive management, acting together as the chief operating decision maker, assess the financial performance and allocate resources on an aggregated level, and monitor the Group's operating expenses. Accounting policies applied are the same for both internal and external reporting purposes. The Group derives its research and collaboration revenues from research and development collaborations with third parties. Foreign currency translation / transactions The consolidated financial statements are presented in thousands of CHF. The presentation currency of the Group is the functional currency of the Company. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. 79

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • assets and liabilities are translated at the closing rate at the date of the respective balance sheet; • income and expenses for each consolidated statement of profit or loss and other comprehensive result are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions); and • all resulting exchange differences are recognized in other comprehensive result. Property, plant and equipment Laboratory equipment, Office equipment, IT hardware and Leasehold improvements are stated at historical cost less accumulated depreciation and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful lives are as follows: Laboratory equipment: 5 years Office equipment: 3 years IT hardware: 2 years Leasehold improvements and right-of-use assets are depreciated using the straight-line method over the shorter of their estimated useful life and the lease term. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down to its recoverable amount, if the asset's carrying amount exceeds its estimated recoverable amount. Intangible assets Intangible assets are solely comprised of software. They are stated at historical cost less accumulated amortization and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Amortization is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful life of intangible assets is determined to be two years. Leases At inception of a contract, the Group assesses whether a contract is, or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (threshold of CHF 5,000) and short-term leases. Short- term leases are leases with a lease term of twelve months or less that do not contain a purchase option. For all other leases the Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The Group does not provide residual value guarantees and does not have any leases not yet commenced to which it is committed. The Group is presenting right-of-use assets in Property, 80

Plant and Equipment, whereas lease liabilities are presented separately within current and non- current liabilities in the consolidated statement of financial position. Financial assets at amortized costs Classification Cash and cash equivalents / short-term deposits / trade and other receivables (except for VAT and withholding taxes) (and when applicable accrued interest income) are all considered held-to-collect items and are labeled under financial assets measured at amortized costs, with the following definition / accounting policy: Financial assets measured at amortized cost are assets that meet both of the following conditions: (1) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities longer than 12 months after the balance sheet date which are classified as non-current assets. Interest income on the short-term deposit is accounted for on the statement of comprehensive income as financial income. Measurement Initially, financial assets, except for trade receivables, are measured at their fair value plus, in the case of financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset; for the Group these are considered to be immaterial. Trade receivables are initially measured at their transaction price. Subsequent measurement for the financial assets mentioned above which are classified as measured at amortized cost, is based on the effective interest method, reduced by any impairment loss. For trade receivables, the Group applies a simplified approach which requires expected credit losses to be recognized from initial recognition (measuring the loss allowance at an amount equal to lifetime expected credit losses). This takes into consideration past history, combined with predictive information which accounts for the specific circumstances of the customer (e.g., credit rating etc.), and other relevant factors such as the economic environment. Other financial assets at amortized costs Other receivables generally arise from transactions outside the usual operating activities of the Group. Financial liabilities at amortized costs Trade payables and non-employee related accrued expense are measured at amortized costs and classified as financial liabilities. Cash and cash equivalents Cash includes cash at banks. The Group considers all short-term, highly liquid investments convertible into known amounts of cash with maturities of three months or less from the date of acquisition to be cash equivalents, provided that they are subject to an insignificant risk of changes in value. The cash flow statement is based on cash and cash equivalents. 81

Share capital / Additional paid-in capital Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds. The Group has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future. Treasury shares The amount of the consideration paid for the acquisition of treasury shares, which includes directly attributable costs, is recognized as a deduction from equity. When treasury shares are sold subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in additional paid-in capital. Income taxes Income taxes include current and deferred taxes. Current income taxes are recognized on taxable profits at applicable tax rates. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled based on tax rates enacted or substantially enacted at the balance sheet date. Deferred tax assets are recognized if it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized. At each balance sheet date, the Group reassesses unrecognized deferred tax assets and the carrying amount of recognized deferred tax assets. The Group recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Group conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilized. The amount of deferred tax liabilities and deferred tax assets reflects the tax consequences on the balance sheet date of the Group's expectation of recovery or settlement of the carrying amounts of its assets and liabilities. Deferred tax assets and liabilities are not discounted and are classified as non-current assets and liabilities in the statement of financial position. They are offset against each other if they relate to the same taxable entity and tax authority. Molecular Partners Inc., the Group's U.S. subsidiary, is subject to statutory U.S. federal corporate income taxes and Massachusetts and New York state minimal tax. Employee benefits Postretirement benefits (pension plans) The Company provides retirement, death and disability benefits to its Swiss employees in line with local customs and requirements through two separate plans, which are both accounted for as defined benefit plans. The first plan is the compulsory defined benefit plan which is funded through employer (60%) and employee (40%) contributions to the Swiss pension fund VSAO (to which the Company is affiliated). This Company-wide plan has been in place since inception of the Company and all employees of the Company are eligible to its benefits (if all the conditions for admission according 82 to the pension fund regulations are fulfilled, e.g. working duration of more than one month etc.) On retirement, the plan participant will receive the accumulated savings, which consist of a transfer-in at entry, all savings contributions paid in by the employer and the employee (net of any withdrawals) and the interest granted on those savings at the discretion of the pension foundation. At that time, the plan participant has the right to choose between a lump-sum payment and an annuity, or a combination thereof. The annuity is calculated using a fixed conversion rate (dependent on the retirement age) determined by the pension foundation. The VSAO’s plan assets are pooled and the Company’s share is calculated based on its share of retirement savings and actuarial reserves for the annuities. Additional funding requirements may be determined by the pension foundation in case of a severe underfunding. Should the Company withdraw from the plan, the withdrawal may qualify as a partial liquidation under Swiss law. The second plan is a voluntary complementary defined management benefit scheme established as of January 1, 2014, in which only employees with a certain management level and / or above a certain salary level are eligible to participate. 33 of the 33 eligible employees participated in this plan as of December 31, 2024 (December 31, 2023: 29 out of 29). This plan is set up by affiliation to a collective foundation of Swiss Life, a Switzerland-based insurance company, for which contributions are 30% funded by the employee and 70% funded by the Company. The purpose of this voluntary plan is to allow higher (entirely extra-mandatory) retirement savings opportunity in a tax effective manner and higher risk benefits for the senior management. In addition, plan participants are entitled to a lump sum payment of at least five times of their annual insured salary in case of death. This is a fully insured Swiss pension plan that covers all investment and actuarial risks, including invalidity and death. The pension plan of VSAO accounts for over 90% of both the Company’s defined benefit obligation and plan assets. The net liability recognized in the statement of financial position in respect of defined benefit pension plans is the total defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation (DBO) is calculated quarterly by independent actuaries using the projected unit credit method. According to this method, an additional unit of pension benefits is earned each year. In the case of active plan participants, the DBO corresponds to the present value of retirement, survivors', disability, and termination benefits at the valuation day. The DBO of retirees corresponds to the present value of the current annuities, possibly including future pension increases. Pension liabilities are determined on an actuarial basis using a number of assumptions, such as the discount rate and the expected long-term salary increase rate applied to determine the defined benefit obligation. The estimation of the fair value of plan assets attributable to the Company depends on the coverage ratio and technical bases and provisions of the pension fund VSAO. In determining the appropriate discount rate, for example, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liabilities. In determining the fair value of plan assets, the Company adds to the participants’ savings a share of the pension fund VSAO’s technical and fluctuation reserves. Additional information is disclosed in note 18.1. Current and past service costs as well as the net interest on the defined benefit obligation are recognized in profit or loss in the period in which they are incurred, and are presented as part of personnel expenses. Remeasurements of the defined benefit pension plans are recognized in other comprehensive income (OCI). The Group has set up a 401k plan for its U.S. based employees. Under the plan the U.S. entity matches the employee's contribution and provides a true-up in matched contributions at year end. 83

The 401k plan qualifies as a defined contribution plan and the associated expenses, that are deemed immaterial, are presented under operating expenses in the statement of comprehensive income. The Group has set up a defined contribution plan for its UK based employees. Under the plan the Company and the employee both contribute into the plan. The associated expenses, that are deemed immaterial, are presented under operating expenses in the statement of comprehensive income. Share-based compensation The Group operates share-based compensation plans that qualify as equity-settled plans. The fair value of the employee services received in exchange for the grant of equity instruments is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the equity instruments granted, which is determined at grant date. The fair values are determined by management with the assistance of an independent valuation expert. At each reporting date, estimates of the number of equity instruments that are expected to vest are revised. The impact of the revision of the previous estimates, if any, is recognized as part of share-based compensation (non-cash effective) with a corresponding adjustment to equity. When the vested equity instruments are exercised, any proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and additional paid-in capital. Bonus plan The Group recognizes an accrual where contractually obliged or where there is a past practice that has created a constructive obligation. Bonuses are based on a formula that takes into consideration the achievement of the Group’s goals. Revenue recognition As a guiding principle of IFRS 15, revenues from research and development collaboration agreements are recognized when earned based upon the performance requirements of the respective agreements. For revenue arrangements with separately identifiable components (separate performance obligations), the revenue recognition criteria are applied to each component. The transaction price is determined as the consideration expected to be received from the arrangement and is allocated amongst the separate components based on their relative stand-alone selling prices. The corresponding amount of transaction price allocated to each component is recognized as revenue when (or as) the Group satisfies the performance obligation by transferring the good or service to the customer, which generally is over time for upfront payments or at a point in time for milestone payments and development option payments. Payments received in excess of revenue recognized are recorded as contract liabilities. Revenues may include fees such as upfront payments received in connection with out-licensing of products and/or access the knowledge without transfer of a license as well as R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Group does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Group's estimate of total costs expected to satisfy the performance obligation. Estimated costs 84 are reviewed and updated routinely for contracts in progress to reflect any changes of which the Group becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined. Revenues could include fees such as milestone and development option payments received in connection with out-licensing of products and in connection with discovery alliances. Upon meeting the set milestone or upon a development option being exercised, the Group obtains a right to a non-refundable payment and the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations for the Group. Consequently, the related revenues are typically recognized at a point in time, either when the milestone is met or the option is exercised by the customer. Revenue could also include reservation fees that will be recognized into revenue in case of successful development of a final drug and exercise or lapse of the related reservation right or, alternatively, in case the results from the research will not justify further development of the drug. Consideration payable to a customer is recorded as a reduction of the arrangement's transaction price, if it relates to the same arrangement, thereby reducing the amount of revenue recognized, unless the payment is for a distinct good or service received from the customer consistent with IFRS 15. The details of the accounting policy, based on the type of payments received, are set out below. Under IFRS 15, revenue is recognized as or when a customer obtains control of the services. Determining the timing of the transfer of control - at a point in time or over time - requires judgment. 85

Type of payments received Timing of revenue recognition Revenue recognition of upfront payments Upfront payments received in connection with out-licensing arrangements are typically non-refundable fees for which the Group does not transfer a good or a service to the customer, rather the upfront payments consists of an advance payment for future services and/or an acquisition of the right to the current or future access to the underlying intellectual property of the Group. For such arrangements, the Group has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Group recognizes revenue for this performance obligation over time using an input based method to measure its progress towards complete satisfaction of the performance obligation. Revenue recognition of milestone payments Milestone payments received in connection with out-licensing or other arrangements are typically non-refundable fees entitling the Group to a right to payment upon such milestone being met. At that time, the customer has typically acquired the right to use the underlying intellectual property or additional knowledge about drug candidate(s), without any remaining performance obligation of the Group. Considering the uncertainty surrounding the outcome of such development activities, the revenue is consequently recognized at a point in time, when the milestone is reached. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition of payments received for development options exercises Development option payments received in connection with out-licensing arrangements are typically non-refundable fees entitling the Group to a right to payment upon such option being exercised. At that time, the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations of the Group. Considering the fact that the exercise of any option is outside the control of the Group, revenue for options that provide the right to use is recognized at a point in time at the effective exercise of the option. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition for reservation fees Reservation fees received are typically non-refundable fees. The timing of revenue recognition depends on whether development of the final drug is successful. If development is successful, revenue will be recognized when the related reservation right is exercised or lapses (as the exercise of any reservation right is outside the control of the Group). Alternatively, revenue will be recognized at the point in time when the results from the research will not justify further development of the drug. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Research and development expenses Research and development expenses as disclosed in note 16 consist primarily of compensation and other expenses related to: • research and development personnel; • preclinical studies and clinical trials of the Group's product candidates, including the costs of manufacturing the product candidates; • research and services performed under collaboration agreements; 86

• research and development services outsourced to research institutions; and • attributable facility expenses, including depreciation of equipment and amortization. Internal development costs are capitalized as intangible assets only when there is an identifiable asset that can be completed that will generate probable future economic benefits, and when the cost of such an asset can be measured reliably. The Group does not currently have any such internal development costs that qualify for capitalization as intangible assets. The Group charges all research and development expenses, including internal patent filing and patent maintenance costs, to profit or loss when incurred, as the criteria for recognition as an asset are not currently met. Research and development costs incurred by either party in a collaboration agreement, which qualifies as a joint operation, are reported under research and development expenses. The Company may either receive an invoice from or issue an invoice to a collaboration partner, therefore the cost may include a reduction of cost if they are refunded by the collaboration partner. 3. Financial risk management Financial risk factors The Group is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, uncertainties regarding the effectiveness and safety of new drugs, new and unproven technologies, development process and outcome of clinical trials, rigorous governmental regulation and uncertainty regarding regulatory approvals, long product development cycles, continuing capital requirements to fund research and development, history of operating losses and uncertainty of future profitability, uncertainty regarding commercial success and acceptance, third party reimbursements, uncertainties regarding patents and legally protected products or technologies, uncertainty regarding third party intellectual property rights, dependence on third parties, dependence on publicly available scientific findings and research data, lack of experience with production facilities, dependence on third party manufacturers and service providers, competition, concentration of operations, product liability, dependence on important employees, environment, health, data protection and safety, lack of experience in marketing and sales, litigation, currency fluctuation risks and other financial risks, volatility of market value, as well as limited liquidity and shares eligible for future sale. The Group is developing several products currently not generating constant revenue streams which results in volatile cash flow from operating activities. Currently and in the periods presented, the Group’s revenues stem mainly from irregular and difficult to predict income from product out- licensing, milestone payments and fees from R&D collaboration agreements. This will likely remain the same at least until the first product reaches the market on the Group’s own or through a partner. This results in a lack of regular positive operating cash flow, which may expose the Group to financing risks in the medium-term. Furthermore, management has taken actions to manage financial risks, such as foreign exchange risk and liquidity risk. Molecular Partners conducts research and development activities primarily in Switzerland, the European Union and the United States. As a result, the Group is exposed to a variety of financial risks, such as foreign exchange rate risk, credit risk, liquidity risk, cash-flow and interest rate risk. The Group’s overall financial risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Further details are disclosed under note 25. 87

Capital management The Group is not regulated and not subject to specific capital requirements. The amount of equity depends on the Group’s funding needs and statutory capital requirements. The Group monitors capital periodically on an interim and annual basis. From time to time, the Group may take appropriate measures or propose capital increases to its shareholders to ensure the necessary capital remains intact. The Group did not have any short-term or long-term debt outstanding as of December 31, 2024 and 2023. 4. Accounting estimates and judgments The Group’s accounts are prepared on a going concern basis. The preparation of the consolidated financial statements in conformity with IFRS requires that management and the Board of Directors make estimates and assumptions which affect the amounts of the assets and liabilities, contingent liabilities, as well as the income and expenses reported in the consolidated financial statements. These estimates take into consideration historic experience as well as developments in the economic circumstances and are further based on management’s best knowledge of current events and actions that the Group may undertake in the future. These estimates are subject to risks and uncertainties. The actual results can deviate from these estimates. 5. Revenue, other income and entity-wide disclosures The Group assesses and estimates the progress of its projects with alliance partners at each reporting date. Co-development Agreement with Orano Med On January 5, 2024, the Group announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co- development agreement, Molecular Partner’s RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. which was further amended in October 2024 to include four programs. Both companies are developing additional radioligand therapy candidates in partnership with other companies, with Molecular Partners having announced its first collaboration with Novartis in December 2021. Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, such as small-cell lung cancer, providing an opportunity for selective tumor-targeting. DLL3 will be exclusively developed by Molecular Partners and Orano Med as a RDT target. Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies commit to sharing the cost of preclinical and clinical development with additional commitments to supply of their respective materials. The cost sharing in 2024 results in a net expense of TCHF 571 reported under research and development expenses in the consolidated statement of profit or loss and comprehensive income for the year ended December 31, 2024. In January 2025 Orano Med and Molecular Partners signed an expansion agreement to the initial co-development agreement. The terms of the expansion agreement include the development of an additional six targeted alpha therapeutics candidates, now representing a total of ten potential programs between the two companies. Molecular Partners will lead development of the additional six programs, subject to a royalty arrangement, and include an option for Orano Med to move two 88 of the six programs into a 50/50 co-development where Orano Med will hold commercialization rights. Additional agreements are being put in place for future development and commercialization of any potential programs that proceed into the clinical stage of development. License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement On December 14, 2021, the Group entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. Under the agreement, both parties collaborate on the discovery and optimization of the therapeutic candidates. The Group will be primarily responsible for the generation of DARPins for tumor- specific delivery of radioligands. The Group is eligible to invoice Novartis for its employee-related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. As of December 31, 2021 the Group recognized a receivable for the upfront fee of USD 20 million (CHF 18.6 million) payable from Novartis in trade and other receivables and a corresponding contract liability in the consolidated statement of financial position. In January 2022, Novartis paid Molecular Partners the upfront fee. The Group identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20 million (CHF 18.6 million) is being recognized over time in line with the progress made over the duration of the contractually agreed research plan. Progress towards completion of the research plan is based on the cost-based method and is measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred. During 2024, the Group recognized total revenue of CHF 5.0 million of which CHF 4.3 million related to the recognition of the upfront fee and CHF 0.6 million related to the recharge of employee-related expenses (2023 total revenue of CHF 7.0 million, 2022 total revenue of CHF 9.8 million.) The full amount of the upfront payment has now been recognized into revenue as the collaboration activities have come to an end in Q3 2024. As per contract terms, the research collaboration agreement comes to a close in March 2025. Novartis Option and Equity Rights Agreement In October 2020, the Group entered into the Option and Equity Rights Agreement with Novartis, granting Novartis the exclusive option to in-license global rights in relation to MP0420 (ensovibep) Ensovibep License Agreement In January 2022, following positive Phase 2 clinical trial results, Novartis exercised its option for ensovibep, triggering a milestone payment of CHF 150 million to the Group, which was received in 2022. Relatedly, the Group was eligible to invoice Novartis CHF 13.1 million for other items related to ensovibep. In January 2023, Novartis informed the Group that it has submitted a request to withdraw, with an effective date of January 25, 2023 the Emergency Use Authorization (EUA) application from the U.S. Food and Drug Administration (FDA) for ensovibep. Ensovibep is not presently in clinical development. On January 5, 2024, Novartis has agreed the termination of the License Agreement for ensovibep, previously under investigation for the treatment of SARS Cov-2, and Novartis has returned the 89 rights to the ensovibep program to the Company. Clinical work on the ensovibep program ended in 2022, and the program remains terminated.

Reservation Agreement with the Swiss Federal Office of Public Health / Bundesamt für Gesundheit, or the FOPH Agreement

On August 11, 2020, the Group announced the reservation by the FOPH of a defined number of initial doses of the Group's anti-COVID-19 candidate, MP0420. Under the terms of the agreement, the Group received a reservation fee of CHF 7.0 million. With the exercise of the option by Novartis in January 2022 and the subsequent assignment of the agreement to Novartis, the Group recognized the CHF 7.0 million as revenue in 2022. The agreement had no further financial impact in 2023 and 2024.

License and Collaboration Agreement with Amgen, or the Amgen Collaboration Agreement

In December 2018, the Group entered into a license and collaboration agreement with Amgen for the clinical development and commercialization of MP0310 / AMG 506. Under the agreement the Group received a non-refundable upfront payment of USD 50 million. The Group recognized the related revenue using the cost -based method to measure it progress by reference to actual costs incurred in relation to the Group's best estimate of total expected costs to satisfy the performance obligation.

On April 26, 2022 the Group announced that Amgen, had informed the Group of its decision to return the global rights of MP0310 following a strategic pipeline review. With no remaining performance obligations under the Amgen Collaboration Agreement, the Group recognized the remaining balance of the Amgen contract liability of TCHF 9,653 as revenue in 2022. The agreement had no further financial impact in 2023 and 2024.

During the years ended December 31, 2024, 2023 and 2022, the Group recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Group's alliance partner.

Revenues by country

in CHF thousands, for the years ended December 31	**2024**	**2023**	**2022**
Revenues Switzerland	4,970	7,038	179,903
Revenues USA	—	—	9,653
Total revenues	**4,970**	**7,038**	**189,556**

Analysis of revenue by major alliance partner

in CHF thousands, for the years ended December 31	**2024**	**2023**	**2022**
Novartis AG, Switzerland	4,970	7,038	172,903
FOPH, Switzerland	—	—	7,000
Amgen Inc., USA	—	—	9,653
Total revenues	**4,970**	**7,038**	**189,556**

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Other income

In the first quarter of 2021 the Group entered into an agreement with Novartis to facilitate manufacturing of MP0420 drug supply at a third party supplier. There were no related agency services earned during 2024 and 2023 (2022: TCHF 44) and these are presented as Other income in the consolidated statement of profit or loss and other comprehensive result.

6. Property, plant and equipment

in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2024						
Cost						
At January 1, 2024	9,740	723	1,311	9,616	633	22,023
Additions	356	145	204	—	—	705
Disposals	(94)	(104)	(67)	—	—	(265)
At December 31, 2024	**10,002**	**764**	**1,448**	**9,616**	**633**	**22,463**
Accumulated depreciation						
At January 1, 2024	(8,068)	(700)	(1,125)	(6,015)	(434)	(16,342)
Depreciation charge for the year	(684)	(49)	(184)	(1,200)	(70)	(2,188)
Disposals	94	104	67	—	—	265
At December 31, 2024	**(8,658)**	**(645)**	**(1,242)**	**(7,215)**	**(504)**	**(18,265)**
Carrying amount at December 31, 2024	**1,344**	**119**	**206**	**2,401**	**128**	**4,198**

The right-of-use assets relate to the facilities the Group is leasing in Schlieren, Switzerland.

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in CHF thousands	Lab equipment	Office equipment	IT hardware	Right-of-use assets	Leasehold improvements	Total
2023						
Cost						
At January 1, 2023	9,646	731	1,315	9,616	624	21,932
Additions	397	6	163	—	9	575
Disposals	(303)	(14)	(167)	—	—	(484)
At December 31, 2023	**9,740**	**723**	**1,311**	**9,616**	**633**	**22,023**
Accumulated depreciation						
At January 1, 2023	(7,660)	(687)	(1,172)	(4,815)	(364)	(14,697)
Depreciation charge for the year	(711)	(27)	(120)	(1,200)	(70)	(2,128)
Disposals	303	14	167	—	—	484
At December 31, 2023	**(8,068)**	**(700)**	**(1,125)**	**(6,015)**	**(434)**	**(16,342)**
Carrying amount at December 31, 2023	**1,672**	**23**	**186**	**3,601**	**199**	**5,681**

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7. Intangible assets in CHF thousands Software 2024 Cost At January 1, 2024 2,296 Additions 18 Disposals (11) At December 31, 2024 2,303 Accumulated amortization At January 1, 2024 (2,084) Amortization charge for the year (181) Disposals 11 At December 31, 2024 (2,254) Carrying amount at December 31, 2024 49 in CHF thousands Software 2023 Cost At January 1, 2023 2,122 Additions 233 Disposals (59) At December 31, 2023 2,296 Accumulated amortization At January 1, 2023 (1,851) Amortization charge for the year (292) Disposals 59 At December 31, 2023 (2,084) Carrying amount at December 31, 2023 212 93

8. Financial instruments in CHF thousands Financial assets at amortized costs 2024 Cash and cash equivalents 63,874 Trade receivables 286 Accrued income 276 Short-term time deposits 85,565 Balance at December 31 150,001 2023 Cash and cash equivalents 67,309 Trade receivables 295 Accrued income 1,131 Short-term time deposits 119,580 Balance at December 31 188,315 The above mentioned amounts were neither past due nor impaired at the end of the respective reporting period. Please also see note 25. in CHF thousands Financial liabilities at amortized cost 2024 Trade payables 679 Accrued project costs and royalties 2,057 Lease liabilities 2,444 Other non-employee related accrued expenses 551 Balance at December 31 5,731 2023 Trade payables 410 Accrued project costs and royalties 1,827 Lease liabilities 3,652 Other non-employee related accrued expenses 704 Balance at December 31 6,593 The carrying amount of financial assets and financial liabilities not measured at fair value (except for lease liabilities) is a reasonable approximation of fair value. 94

9. Other current assets in CHF thousands 2024 2023 Prepayments 2,249 2,486 Accrued income 276 1,131 Balance at December 31 2,525 3,617 Accrued income relates to interest income accrued on the Group's balances of cash and cash equivalents and short-term time deposits. 10. Trade and other receivables in CHF thousands 2024 2023 Trade receivables 286 295 Value added tax 470 253 Withholding tax 1,484 1,339 Other receivables 77 66 Balance at December 31 2,317 1,953 Trade receivables are denominated in the following currencies: in CHF thousands 2024 2023 EUR 286 — USD — 295 Balance at December 31 286 295 11. Cash and cash equivalents and short-term time deposits in CHF thousands 2024 2023 Cash at bank in CHF 54,127 57,379 Cash at bank in EUR 2,812 4,948 Cash at bank in USD 6,695 4,829 Cash at bank in GBP 240 153 Total cash at bank at December 31 63,874 67,309 Short-term time deposits in CHF 47,500 77,500 Short-term time deposits in USD 38,065 42,080 Total short-term deposits at December 31 85,565 119,580 All short-term time deposits at December 31, 2024 and 2023 were held with Swiss banks. As of December 31, 2024, the deposits denominated in CHF contained five positions with three banks, The deposits denominated in USD contained five positions with three banks. As of December 31, 95

2023, there were six deposits denominated in CHF with three banks, where the short-term time deposits denominated in USD contained three positions with three banks. Please refer to note 25. 12. Shareholders’ equity The Group announced on October 25, 2024 a placement of 3,642,988 new registered shares, corresponding to approximately 9% of the Group's registered share capital, by way of an underwritten offering, at an offering price of CHF 4.76 per share. The new shares were issued from the capital range of the company under exclusion of the existing shareholders' pre-emptive rights. The new shares were listed and admitted to trading on SIX Swiss Exchange as of October 29, 2024. Payment and settlement took place on the same date. Presented under the caption of additional paid-in capital on the statement of financial position, the Group accounted for a deduction of CHF 1,740,777 for transaction costs. This deduction represents the costs that were incremental and directly attributable to the issuance of the new shares. The Group invested part of the net proceeds from the capital increase into short-term time deposits and the remaining part into cash and cash equivalents. In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2024, 2023,and 2022 all 3,500,000 common shares were held as treasury shares of the Company. The purpose of the share issuance was to replenish the Company’s pool of treasury shares that the Company can use in the future to raise funds, including in connection with the Company’s at-the-market sales program for American Depositary Shares established in July 2022. The total amount presented as Treasury shares reserve in the consolidated statement of financial position, is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance. The amount of CHF 350,000 was a non-cash transaction for the Group. Classes of share capital Ordinary share capital On December 31, 2024, the Company’s issued share capital amounted to CHF 4,036,310 divided into 40,363,095 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future). Ordinary shares Shares in issue at December 31, 2021 32,292,648 Issued in relation to creation of treasury shares in August 2022 3,500,000 Issued in relation to vesting of PSU, RSU and options 252,058 Shares in issue at December 31, 2022 36,044,706 Issued in relation to vesting of PSU, RSU and options 309,591 Shares in issue at December 31, 2023 36,354,297 Issued in relation to capital raise in October 2024 3,642,988 Issued in relation to vesting of PSU, RSU and options 365,810 Shares in issue at December 31, 2024 40,363,095 96

The Company’s share capital registered with the Swiss Commercial Register on December 31, 2024 amounted to CHF 3,999,729 divided into 39,997,285 fully paid up registered shares with a par value of CHF 0.10 per share. The capital increases in 2024 triggered by the option exercises and the vesting of Performance Share Units ("PSU") and Restricted Share Units ("RSU"), from the RSU Plan 2021 and PSU Plans 2021, 2022 and 2023 were registered with the Commercial Register on February 11, 2025. The capital increase in October 2024 was registered with the Commercial Register on October 25, 2024. Capital range On December 31, 2024, the Company had a capital range from CHF 3,635,429.70 (lower limit) to up to CHF 5,453,144.55 (upper limit). On February 11, 2025, the upper limit of the capital range increased to CHF 5,489,726 and the lower limit increased to CHF 3,672,011 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. The Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. As approved by the annual general meeting on April 17, 2024 and in line with the Swiss corporate law reform, the capital range replaced the previous authorized share capital. Conditional share capital As of December 31, 2024 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 363,419 (taking into account the 365,810 registered shares already issued out of the conditional capital as of December 31, 2024, but not yet registered in the commercial register) through the issuance of up to 3,634,190 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards as approved. During 2024, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation decreased by CHF 36,581 from CHF 400,000 to CHF 363,419. In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2024, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged. In 2024, 2023 and 2022 the cash proceeds from the exercise of share options and the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 36,581, CHF 30,959 and CHF 269,552 respectively and all resulted from the issuance of new shares (conditional share capital). 97

13. Trade and other payables in CHF thousands 2024 2023 Trade payables 679 410 Social security 1,177 918 Other payables 3 — Balance at December 31 1,859 1,328 Trade payables are denominated in the following currencies: in CHF thousands 2024 2023 CHF 361 227 EUR 187 161 USD 76 22 GBP 55 — Balance at December 31 679 410 14. Accrued expenses in CHF thousands 2024 2023 Accrued project costs and royalties 2,057 1,827 Accrued payroll and bonuses 5,068 5,012 Other 584 708 Balance at December 31 7,709 7,547 15. Contract liability During 2024 the Company concluded the revenue recognition of the upfront fee accounted for in the year 2021 under the Novartis Radioligand Agreement. With the amount of TCHF 4,333 recognized during 2024 there is no remaining balance as of December 31, 2024. The table below presents the movement on the contract liability: Contract liability at January 1, Additions Recognized as revenue Contract liability at December 31, in CHF thousands 2024 2024 Novartis 4,333 — (4,333) — Balance 4,333 — (4,333) — 98

Contract liability at January 1, Additions Recognized as revenue Contract liability at December 31, in CHF thousands 2023 2023 Novartis 10,046 — (5,713) 4,333 Balance 10,046 — (5,713) 4,333 16. Additional information on the nature of expenses Research and development expenses in CHF thousands 2024 2023 2022 Research consumables and external research and development expenses (17,529) (15,892) (17,154) Personnel expenses (1), see also note 18 (26,735) (28,376) (28,101) Depreciation and amortization (1,950) (2,053) (1,971) Intellectual property (515) (853) (957) Facility expenses (1,100) (940) (854) Other research and development expenses (765) (660) (703) Royalties and license fees, see also note 17 (10) (10) (1,010) Total year ended December 31 (48,604) (48,784) (50,749) Selling, general and administrative expenses in CHF thousands 2024 2023 2021 Personnel expenses (2), see also note 18 (10,961) (11,640) (11,788) Other administrative expenses (6,118) (7,283) (9,965) Depreciation and amortization (419) (367) (416) Facility expenses (85) (72) (69) Total year ended December 31 (17,583) (19,362) (22,238) Total operating expenses (66,187) (68,146) (72,987) (1) Research and development non-cash effective pension and share-based compensation costs were TCHF 1,833 in 2024, TCHF 3,447 in 2023 and TCHF 3,856 in 2022. (2) Selling, general and administrative non-cash effective pension and share based compensation costs were TCHF 1,586 in 2024, TCHF 2,260 in 2023 and TCHF 2,329 in 2022. 17. Royalties and license fees The Group holds a non-exclusive perpetual license from the University of Zurich on patent applications and patents relating to Phage Display technology. The amount payable by the Group is CHF 10,000 per annum. 99

18. Personnel expenses

in CHF thousands	2024	2023	2022
Salaries	(27,031)	(27,022)	(27,737)
Share-based compensation (non-cash effective)	(4,105)	(5,207)	(5,088)
Pension costs	(1,467)	(2,632)	(3,192)
Social security costs	(2,449)	(2,201)	(2,399)
Other personnel expenses	(2,644)	(2,954)	(1,473)
Total year ended December 31	**(37,696)**	**(40,016)**	**(39,889)**

Full-time equivalents and head count	2024	2023	2022
Average number of full-time equivalents	161.7	167.8	167.4
Full-time equivalents at year end	158.5	167.5	175.3
Headcount at year end	174	182	191

18.1 Pension costs and liabilities

in CHF thousands	2024	2023
Defined benefit pension plans		
Actuarial assumptions		
Discount rate at January 1	1.50 %	2.25 %
Discount rate at December 31 [1]	1.00 %	1.50 %
Future salary increases at December 31	2.00 %	2.00 %
Mortality tables	BVG2020 GT	BVG2020 GT
Date of last actuarial valuation	31.12.2024	31.12.2023
Reconciliation of the amount recognized in the statement of financial position		
Defined benefit obligation at December 31	58,210	56,347
Fair value of plan assets at December 31	53,690	51,627
Net defined benefit liability at December 31 [2]	**4,520**	**4,720**
Components of defined benefit cost in profit or loss		
Current service cost (employer)	2,662	2,507
Past service cost [5]	(1,297)	43
Interest expense on defined benefit obligation	836	1,182
Interest income on plan assets	(761)	(1,126)
Administrative cost excl. cost for managing plan assets	27	26
Defined benefit cost recognized in profit or loss	**1,467**	**2,632**
thereof service cost and administrative cost	1,393	2,576
thereof net interest expense on the net defined benefit liability	74	56

100

Reconciliation of net defined benefit liability Net defined benefit liability at January 1 4,720 2,245 Defined benefit cost recognized in profit or loss (3) 1,467 2,632 Remeasurement of net pension liabilities 485 1,975 Contributions by the employer (3) (2,153) (2,132) Net defined benefit liability at December 31 (2) 4,520 4,720 Reconciliation of defined benefit obligation Defined benefit obligation at January 1 56,347 52,529 Interest expenses on defined benefit obligation 836 1,182 Current service cost (employer) 2,662 2,507 Contributions by plan participants 1,352 1,344 Benefits (paid)/deposited (5,210) (3,918) Past service cost (1,297) 43 Administrative cost (excl. cost for managing plan assets) 28 26 Actuarial (gain)/loss on defined benefit obligation 3,492 2,634 Defined benefit obligation at December 31 58,210 56,347 Reconciliation of amount recognized in OCI Actuarial (gain) / loss on changes in financial assumptions 3,708 3,644 Actuarial (gain) / loss on changes in demographic assumptions — (10) Actuarial (gain) / loss arising from experience adjustments (216) (1,000) Actuarial (gain)/loss on defined benefit obligation 3,492 2,634 Return on plan assets excluding interest income (3,007) (659) Remeasurement of net pension liabilities 485 1,975 Reconciliation of fair value of plan assets Fair value of plan assets at January 1 51,627 50,284 Interest income on plan assets 761 1,126 Contributions by the employer 2,153 2,132 Contributions by plan participants 1,352 1,344 Benefits (paid)/deposited (5,210) (3,918) Return on plan assets excl. interest income 3,007 659 Fair value of plan assets at December 31 53,690 51,627 Best estimate of contributions of next year Contributions by the employer 2,128 2,156 Plan asset classes Cash and cash equivalents 7,254 7,684 Equity instruments 23,455 21,810 Debt instruments (e.g. bonds) 10,391 9,047 Real estate funds 2,086 1,821 Others 1,961 1,792 Total plan assets at fair value (quoted market price) 45,147 42,154 in CHF thousands 2024 2023 101

in CHF thousands	2024	2023
Others	8,543	9,473
Total plan assets at fair value (non-quoted market price)	**8,543**	**9,473**
Total plan assets at fair value at December 31	**53,690**	**51,627**
Total plan assets at fair value at December 31	**53,690**	**51,627**
thereof entity's own transferable financial instruments	—	—
thereof property occupied or other assets used by the entity	—	—
Sensitivity [(4)]		
Defined benefit obligation at December 31 with discount rate -0.25%	60,728	58,683
Defined benefit obligation at December 31 with discount rate +0.25%	55,875	54,179
Defined benefit obligation at December 31 with interest rate on retirement savings capital -0.25%	57,297	55,437
Defined benefit obligation at December 31 with interest rate on retirement savings capital +0.25%	59,149	57,283
Defined benefit obligation at December 31 with salary increases -0.25%	57,785	55,974
Defined benefit obligation at December 31 with salary increases +0.25%	58,623	56,707
Defined benefit obligation at December 31 with life expectancy +1 year	59,058	57,071
Defined benefit obligation at December 31 with life expectancy -1 year	57,360	55,619
Maturity profile of defined benefit obligation		
Weighted average duration of defined obligation in years at December 31	16.8	16.2
Weighted average duration of defined obligation in years at December 31 for active members	16.7	16.1
Weighted average duration of defined obligation in years at December 31 for pensioners	17.9	17.3

(1) Discount rates are based on industry benchmarks related to benefits with a 20 year duration.

(2) In liabilities for employee benefits, as presented in the consolidated statement of financial position included are also TCHF 359 (2023: TCHF 343; 2022: TCHF 307) for accrued sabbatical cost.

(3) The sum of these two positions represent the non-cash effective pension costs recognized in the profit and loss section of the consolidated statement of profit or loss and other comprehensive result of which TCHF 532 are research and development costs (2023: TCHF 390; 2022: TCHF 846) and TCHF 154 are selling, general and administrative costs (2023: TCHF 110; 2022: TCHF 250).

(4) For the most important parameters which influence the pension obligation of the Company a sensitivity analysis was performed. The discount rate and the assumption for salary increases were modified by a certain percentage value. Sensitivity on mortality was calculated by changing the mortality with a constant factor for all age groups. With this procedure the Company could change the longevity for most of the age categories by one year longer or shorter than the baseline value.

(5) Negative past service cost mainly result from plan amendments in compulsory defined benefit plan with VSAO.

102

The table below presents the amounts that are reflected in the statement of comprehensive income for the periods indicated: in CHF thousands 2024 2023 2022 Components of defined benefit cost in profit or loss Current service cost (employer) 2,662 2,507 3,137 Past service cost (1,297) 43 — Interest expense on defined benefit obligation 836 1,182 231 Interest income on plan assets (761) (1,126) (203) Administrative cost excl. cost for managing plan assets 27 26 27 Defined benefit cost recognized in profit or loss 1,467 2,632 3,192 thereof service cost and administrative cost 1,393 2,576 3,164 thereof net interest expense on the net defined benefit liability 74 56 28 Reconciliation of amount recognized in OCI Actuarial (gain) / loss on changes in financial assumptions 3,708 3,644 (12,222) Actuarial (gain) / loss on changes in demographic assumptions — (10) — Actuarial (gain) / loss arising from experience adjustments (216) (1,000) 3,546 Actuarial (gain)/loss on defined benefit obligation 3,492 2,634 (8,676) Return on plan assets excluding interest income (3,007) (659) 3,342 Remeasurement of net pension liabilities 485 1,975 (5,334) 103

18.2 Share-based compensation 18.2.1 Employee Share Option Plans (“ESOP”) 1. ESOP 2009 established in December 2009 2. ESOP 2014 established in July 2014 An ESOP is an incentive tool that fosters the entrepreneurial spirit and performance by way of financial participation in the Group's long term success. It gives employees, members of the Board of Directors and selected advisors a beneficial opportunity to purchase shares of the Company. Each option entitles its holder to purchase one share of the Company at a pre-defined exercise price. The number of options granted to each participant was determined by the Board of Directors based on a participant’s position and level of responsibility. The options generally vested quarterly over four years, with vesting of 25% after one year. At the end of the 10 year option term, unexercised options expire without value. As of December 31, 2024 there are no more options outstanding on any of the Company's ESOP Plans. As of December 31, 2023, an aggregate of 282,105 options were outstanding under the ESOP 2009 and ESOP 2014. All these options were fully vested at the reporting date. Since the initial public offering of the Company on the SIX Swiss Exchange on November 5, 2014, no further option grants have been made under any of these two share option plans. 18.2.2 Long Term Incentive (“LTI”) Plans: Restricted Share Units ("RSU'') and Performance Share Units ("PSU") • LTI plans 2019 established in March 2020 • LTI plans 2020 established in March 2021 • LTI plans 2021 established in March 2022 • LTI plans 2022 established in March 2023 • LTI plans 2023 established in March 2024 Under the LTI plans, members of the Board of Directors are eligible to be granted RSUs, whereas members of the Management Board and other employees are eligible to be granted PSUs. RSUs are contingent rights to receive a certain number of shares of the Company at the end of a three-year blocking period. The number of RSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each RSU as at the grant date. In certain circumstances, including a change of control, a full or partial accelerated vesting of the RSUs may occur. RSUs vest over a one-year period from date of grant. PSUs are contingent rights to receive a variable number of shares of the Company. Since 2021, PSUs granted to employees (except for members of the Management Board) will vest in three tranches of one third each. The first tranche of the PSUs shall vest on the first anniversary of the grant date, the second tranche on the second anniversary of the grant date and the third tranche on the third anniversary of the grant date. For the members of the Management Board PSUs will vest at the end of a three year cliff-vesting period. 104

The number of PSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each PSU as of the grant date. While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be earned in relation to a PSU also depends on the achievement of pre-defined corporate goals for the respective year. Accordingly, the number of shares to be issued based on the PSUs can be between zero and 150% of the number of PSUs granted. Even after the determination of goal achievement, participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial accelerated vesting of the PSUs may occur. The LTI plans are issued annually, which allows the Board of Directors to review the terms and determine the targets on an annual basis. Employees generally receive the grants on April 1 of each calendar year, or for new employees on the first day of the calendar quarter after the start of their employment. Members of the Management Board and the Board of Directors receive the annual grants after the approval of the ordinary shareholders’ meeting. As of December 31, 2024, 2,247,267 PSUs and 345,798 RSUs were outstanding. As of December 31, 2023, 1,347,983 PSUs and 182,678 RSUs were outstanding. 105

18.2.3 Conditions attached to and measurement of fair values of equity-settled share-based payment arrangements The following table provides the conditions as well as the inputs used in the measurement of the values at grant dates: RSU/PSU, conditions and assumptions 2024 2023 Nature of arrangement Grant of PSU/RSU Grant of PSU/RSU Grant date RSU April 17, 2024 April 4, 2023 Grant dates PSU Jan 1 - Oct 1 Jan 1 - Oct 1 Number of RSU granted 192,639 120,144 Number of PSU granted 1,690,241 1,162,228 Weighted average exercise price (CHF) 0.10 0.10 Share price (CHF) 3.38 - 6.57 3.86 - 6.16 Vesting period for RSU (years) 1.00 1.00 Full contractual life for RSU (years) 3.00 3.00 Vesting period for PSU (years), Management Board 3.00 3.00 Vesting period for PSU (years), employees excluding Management Board 3.00 (pro-rata annual vesting) 3.00 (pro-rata annual vesting) Full contractual life for PSU (years) 3.00 3.00 Settlement Common Shares Common Shares Expected volatility on Common shares 66.87 - 72.79 67.08 - 77.51 Risk-free interest rate p. a. (%) / CHF LIBOR / Common shares 1.47 - 1.65 (0.24) - 1.17 Expected volatility on NBI 21.93 - 23.14 23.36 - 28.66 Risk-free interest rate p. a. (%) / USD LIBOR / NBI 3.82 - 5.21 5.30 - 6.04 Expected volatility on SPI 12.72 - 13.07 13.20 - 17.27 Risk-free interest rate p. a. (%) / CHF LIBOR / SPI 1.47 - 1.65 (0.24) - 1.17 Expected dividend (CHF) — — Weighted average fair value of rights granted (CHF) 3.43 5.20 Latest expiry date Sep 30, 2027 Sep 30, 2026 Valuation model Monte Carlo Monte Carlo Additional comments: • Expected volatility: Historical share prices of the Company have been used. • The indices, Nasdaq Biotechnology Index ('NBI") and Swiss performance Index ("SPI") are used as inputs in determining the fair values for the 2023 and 2024 PSU Plans. 106

The movements in the number of all issued RSUs, PSUs and share options are as follows:

Share option / PSU / RSU movements	Total (numbers)	Weighted average exercise price (CHF)	Options (numbers)	Weighted average exercise price (CHF)	PSU/RSU (numbers)	Weighted average exercise price (CHF)
Balance outstanding at December 31, 2022	**982,906**	**2.05**	**282,105**	**6.89**	**700,801**	**0.10**
Granted	1,282,372	0.10	—	—	1,282,372	0.10
(Performance adjustment) [(1)]	(79,703)	0.10	—	—	(79,703)	0.10
(Forfeited) [(2)]	(63,218)	0.10	—	—	(63,218)	0.10
(Expired)	—	—	—	—		—
(Exercised options, vested PSU / RSU) [(3)]	(309,591)	0.10	—	—	(309,591)	0.10
Balance outstanding at December 31, 2023	**1,812,766**	**1.16**	**282,105**	**6.89**	**1,530,661**	**0.10**
Granted	1,882,880	0.10	—	—	1,882,880	0.10
(Performance adjustment) [(1)]	(259,442)	0.10	—	—	(259,442)	0.10
(Forfeited) [(2)]	(195,725)	0.10	—	—	(195,725)	0.10
(Expired)	(281,604)	6.89	(281,604)	6.89		—
(Exercised options, vested PSU / RSU) [(3)]	(365,810)	0.10	(501)	6.94	(365,309)	0.10
Balance outstanding at December 31, 2024	**2,593,065**	**0.10**	**—**	**—**	**2,593,065**	**0.10**

[(1)] Performance adjustments indicate forfeitures due to non-market performance conditions not achieved

[(2)] Forfeited due to service conditions not fulfilled

[(3)] The weighted average share prices at the dates of exercising options during the year 2024 amounted to CHF 7.00. There were no options exercised in 2023.

The following table applies to all PSUs and RSUs outstanding at December 31, 2024:

Exercise price CHF	PSU/RSU (number)	Remaining life (years)
PSU/RSU		
0.10	2,593,065	1.4
Total	**2,593,065**	

107

The following table applies to all share options, PSUs and RSUs outstanding at December 31, 2023: Exercise price CHF Options / PSU/RSU (number) Remaining life (years) Thereof exercisable options Options 6.06 15,450 0.4 15,450 6.94 266,655 0.7 266,655 PSU/RSU 0.10 1,530,661 1.4 Total 1,812,766 282,105 The non-cash costs for share-based payments recognized in the statement of comprehensive income can be attributed to the Group’s two functions as follows: in CHF thousands 2024 2023 2022 Research and development 2,365 3,057 3,010 Selling, general and administrative 1,740 2,150 2,078 Total year ended December 31 4,105 5,207 5,088 19. Financial income and financial expense Financial income in CHF thousands 2024 2023 2022 Interest income on financial assets held at amortized costs 3,384 4,279 1,142 Net foreign exchange gain 3,830 — 717 Total year ended December 31 7,214 4,279 1,859 Financial expense in CHF thousands 2024 2023 2022 Net foreign exchange loss — (5,106) — Negative interest on financial assets held at amortized costs (1) — (562) Interest expense on leases (24) (34) (43) Other financial expenses (13) (15) (14) Total year ended December 31 (38) (5,155) (619) 108

20. Income Taxes Current taxes The Company generated taxable losses in 2024, same as in 2023 whereas in 2022 the Company generated a taxable profit in Switzerland. The Company did not have to pay or accrue any income taxes during these reporting periods due to tax loss carryforwards. Any potential future taxable income will be subject to Swiss federal, cantonal and communal income taxes. The Company’s applicable income tax rate (after tax) for the year 2024 is 19.3% (2023: 19.3%; 2022: 19.4%). Molecular Partners Inc., which is incorporated in the United States in the State of Delaware, is subject to statutory U.S. federal corporate income taxes and minimal state taxes for Massachusetts and New York. For the year ended December 31, 2024, current income tax expense of TCHF 2.2 (or in thousands of US Dollars ("TUSD") 2.5) was recognized by the Group's U.S. based subsidiary for estimated U.S. tax obligations of the subsidiary based on intra-Group activity (for the year ended December 31, 2023: tax expense of TCHF 0.4 (TUSD 0.5) and for the year ended December 31, 2022: tax expense of TCHF 0 (TUSD 0). The tax expense amount comprises of the sum of the minimal taxes payable for federal taxes and for the various states in which Molecular Partners Inc. is liable for taxes. The applicable income tax rates are 21% U.S. federal tax plus 8.00% state tax (Massachusetts) and 6.50% (New York). Deferred taxes The Company's net loss before income taxes amounted to TCHF 50,643 in 2024 and to TCHF 56,285 in 2023, whereas the Company recorded a net income before taxes of TCHF 124,020 in 2022. The cumulative tax losses as of December 31, 2024 of TCHF 195,126 may be used as tax loss carry forwards to offset future taxable income over a period of seven years. No deferred tax assets have been recognized for these tax loss carry forwards, because as of December 31, 2024, it was not considered probable that such loss carry forwards can be utilized in the foreseeable future. In addition, no deferred tax positions were recognized on other deductible temporary differences (e.g., pension liabilities under IAS 19 for a total of TCHF 4,520, see also note 18.1) due to the tax losses carried forward. Income tax expense has been calculated for the year ending December 31, 2024, based on the effective income tax rate expected for the full financial year, being 0% on December 31, 2024. Given the facts above, as well as the fact that the Company incurred no significant tax expense in the reporting periods presented, a numerical reconciliation of the effective tax rate is not provided. The primary reconciling item is the effect of unrecognized deferred tax assets for tax losses and deductible temporary differences. 109

The following table shows the expiry of tax loss carry forwards for the Company, for which no deferred tax asset was recognized:

in CHF thousands	2024	2023
2027	(29,566)	(29,566)
2028	(58,632)	(58,632)
2030	(56,285)	(56,285)
2031	(50,643)	—
Total tax loss carry forwards as at December 31	**(195,126)**	**(144,483)**

21. Earnings per share

Basic earnings per share is calculated by dividing the net result attributable to the shareholders of the Company by the weighted average number of shares issued and outstanding during the reporting period, excluding any shares held as treasury shares. Diluted earnings per share additionally takes into account the potential conversion of all dilutive potential ordinary shares.

	2024	2023	2022
Weighted average number of shares used in computing basic earnings per share	34,032,544	32,770,665	32,469,957
Weighted average number of shares used in computing diluted earnings per share	34,032,544	32,770,665	33,265,567

At December 31, 2024 and December 31, 2023, all potential ordinary shares were anti-dilutive at 2,585,484 and 1,526,976 respectively. At December 31, 2022, the number of shares that were dilutive, is 795,610.

22. Leases

The Group leases office and laboratory facilities in Schlieren, Switzerland. These leases generally have terms between 2 and 10 years and contain extension or terminations options exercisable by the Group up to one year before the end of the non-cancellable contract period. These terms are used to maximize operational flexibility in terms of managing contracts. The options to extend are held by the Company and the termination options are held both by the Company and the lessor. As of December 31, 2020, the Group exercised the option to extend the lease on its facilities in Schlieren by five years with a new lease term ending on December 31, 2026. The earliest contractual termination date for both the lessor and the Group on the major real estate lease is December 31, 2025. For information about the right-of-use assets please also see note 6.

110

Set out below are the carrying amounts of the lease liabilities and the movements during the period: in CHF thousands 2024 2023 as at January 1, 3,652 4,850 Additions / new leases — — Remeasurements — — Recognition of interest on lease liabilities 24 34 Payments (1,232) (1,232) Balance as at December 31, 2,444 3,652 Current 1,217 1,208 Non-current 1,227 2,444 Balance as at December 31, 2,444 3,652 The following are the expense amounts recognized in the consolidated statement of profit or loss and other comprehensive result. No expenses for leasing of low-value assets nor for short term leases were incurred for the years ended December 31, 2024, 2023 and 2022. in CHF thousands 2024 2023 2022 Depreciation on right-of-use assets 1,200 1,200 1,200 Interest expense on lease liabilities 24 34 43 Total amount recognized in profit or loss 1,224 1,234 1,243 The total cash outflow for leases for the year ended December 31, 2024 amounted to TCHF 1,232 (year ended December 31, 2023 TCHF 1,232; year ended December 31, 2022 TCHF 1,232). Contractual maturities of financial liabilities at December 31, 2024 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,232 1,232 — — 2,464 2,444 Contractual maturities of financial liabilities at December 31, 2023 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,232 1,232 1,232 — 3,696 3,652 111

23. Related party disclosures Compensation costs of key management, which includes executive management and the Board of Directors, are as follows: in CHF thousands 2024 2023 2022 Short-term employee benefits 2,644 2,761 3,159 Post-employment benefits 241 253 297 Share-based compensation 1,522 1,914 2,111 Total year ended December 31 4,407 4,928 5,567 24. Capital commitments As of December 31, 2024 and December 31, 2023, the Group did not have any capital commitments. 25. Financial risk management Foreign exchange risk In order to reduce its foreign exchange exposure, Molecular Partners may enter into currency contracts with selected high-quality financial institutions to hedge against foreign currency exchange rate risks. The Group’s primary exposure to financial risk is due to fluctuation of exchange rates between CHF, USD and EUR. During 2024 and 2023, the Group did not enter into any forward currency transactions. No forward currency transactions were outstanding as of December 31, 2024 and 2023. The following table demonstrates the sensitivity to a reasonably possible change in exchange rates for the Group's main foreign currencies, USD and EUR, with all other variables held constant, of the Group’s result before taxes. There is no direct impact on the Group’s equity. 112

in % and CHF thousands	Incr./Decr. exchange rate	Effect on result before tax (in TCHF)
USD Positions		
2024	+10%	4,468
	-10%	(4,468)
2023	+10%	4,718
	-10%	(4,718)
2022	+10%	5,904
	-10%	(5,904)
EUR Positions		
2024	+10%	291
	-10%	(291)
2023	+10%	479
	-10%	(479)
2022	+10%	1,252
	-10%	(1,252)

Interest rate risk

Molecular Partners earns interest on cash and cash equivalents, and its profit and loss may be influenced by changes in market interest rates. The Group does invest its cash balances into a variety of current and deposit accounts in three different Swiss banks to optimize interest. In addition, the Group does invest a portion of its cash into risk free money market investments in line with its treasury guidelines.

The Group strives to optimize the net balance of interest paid and interest received by monitoring the interest rates applicable over the major currencies the Group holds as well as the offered holding periods.

The following table demonstrates the sensitivity of the main currencies used in the Group, to reasonably possible changes in interest rates, with all other variables held constant, of the Group's results before tax. There is no direct impact on the Group's equity.

113

in % and CHF thousands	Incr./Decr. interest rate	Effect on result before tax (in TCHF)
CHF Positions		
2024	+0.5%	508
	-0.5%	(508)
2023	+0.5%	674
	-0.5%	(674)
2022	+0.5%	888
	-0.5%	(888)
USD Positions		
2024	+0.5%	224
	-0.5%	(224)
2023	+0.5%	235
	-0.5%	(235)
2022	+0.5%	294
	-0.5%	(294)
EUR Positions		
2024	+0.5%	14
	-0.5%	(14)
2023	+0.5%	25
	-0.5%	(25)
2022	+0.5%	63
	-0.5%	(63)

Credit risk

The maximum credit risk on financial assets corresponds to the carrying amounts of the Group's cash and cash equivalents, short-term time deposits and receivables. The Group has not entered into any guarantees or similar obligations that would increase the risk over and above the carrying amounts.

The cash and cash equivalents and short-term deposits are considered low risk and were held at Swiss banks with Standard & Poor long-term credit ratings as of December 31, 2024 of AAA (Zürcher Kantonalbank), AA+ (Luzerner Kantonalbank) and A+ (UBS) and therefore any impact resulting from the expected credit loss model is considered immaterial. Analysis performed included assessing the cumulative default rates by credit rating category and applying these rates to the cash and short-term deposit balances at reporting dates. The calculated loss allowance based on the ECL is considered immaterial.

The Group enters into agreements with partners that have appropriate credit history and a commitment to ethical business practices.

114

The maximum credit risk as of the balance sheet date was as follows: Credit risk in CHF thousands 2024 2023 Cash and cash equivalents 63,874 67,309 Trade receivables 286 295 Accrued income 276 1,131 Short-term time deposits 85,565 119,580 Total credit risk as at December 31 150,001 188,315 Liquidity risk Liquidity risk is the risk that the Group will encounter difficulties in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s liquidity risk is considered low by management due to the financial assets at the reporting date, giving the Group a secure source of funding for its research and development activities. 26. Putative Class Action On July 12, 2022, a putative class action complaint was filed in the U.S. District Court for the Southern District of New York against the Company, its directors, and certain of its executive officers. On May 23, 2023, an amended complaint was filed. The amended complaint alleged that the defendants violated federal securities laws by, among other things, making misrepresentations and omissions regarding its product candidate MP0310 and an associated licensing agreement. The Company and named individual defendants moved to dismiss the amended complaint on July 24, 2023. On February 5, 2024, the court dismissed the amended complaint without prejudice. On February 29, 2024, the court ordered the case closed. 27. Events after the balance sheet date No events occurred between the balance sheet date and the date on which these consolidated financial statements were approved by the Board of Directors that would require adjustment to the consolidated financial statements or disclosure under this heading. 115

Statutory Auditor’s Report To the General Meeting of Molecular Partners AG, Schlieren Report on the Audit of the Consolidated Financial Statements Opinion We have audited the consolidated financial statements of Molecular Partners AG and its subsidiary (the Group), which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statement of profit or loss and other comprehensive result, the consolidated statement of cash flows and the consolidated statement of changes in equity for the year then ended, and notes to the consolidated financial statements, including material accounting policy information. In our opinion, the consolidated financial statements (pages 74 to 115) give a true and fair view of the consolidated financial position of the Group as at December 31, 2024, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with IFRS® Accounting Standards (IFRS) as published by the International Accounting Standards Board (IASB) and comply with Swiss law. Basis for Opinion We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISA) and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements" section of our report. We are independent of the Group in accordance with the provisions of Swiss law, together with the requirements of the Swiss audit profession, as well as those of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. We have determined that there are no key audit matters to communicate in our report Other Information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, Molecular Partners AG financial statements, the compensation report and our auditor’s reports thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Board of Directors' Responsibilities for the Consolidated Financial Statements The Board of Directors is responsible for the preparation of the consolidated financial statements, which give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISA and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Swiss law, ISA and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. – Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. – Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. – Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated to the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Report on Other Legal and Regulatory Requirements In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors. We recommend that the consolidated financial statements submitted to you be approved. KPMG AG Simon Studer Greg Puccetti Licensed Audit Expert Auditor in Charge Zurich, March 06, 2025 © 2025 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Molecular Partners AG Financial Statements Balance sheet as of December 31, 2024 2023 in CHF thousands note Assets Cash and cash equivalents 3 63,690 67,223 Trade accounts receivables 4 286 295 Other short-term receivables 4 2,026 1,657 Other current assets 5 2,495 3,600 Short-term time deposits 3 85,565 119,580 Total current assets 154,062 192,355 Investments 1 — — Property, plant and equipment: - Right-of-use asset for leased office buildings 6 2,401 3,601 - Other property, plant and equipment 6 1,797 2,080 Total property, plant and equipment 4,198 5,681 Intangible assets 7 49 212 Total non-current assets 4,247 5,893 Total assets 158,309 198,248 Shareholders' equity and liabilities Trade accounts payable 657 409 Other short-term payables 8 1,284 1,113 Lease liability 21 1,217 1,208 Accrued expenses 9 7,489 7,318 Contract liability 10 — 4,333 Total current liabilities 10,647 14,381 Lease liability 21 1,227 2,444 Long-term provisions 354 339 Total non-current liabilities 1,581 2,783 Total liabilities 12,228 17,164 Share capital 11 4,036 3,635 Statutory capital reserves - Reserves from capital contributions 11 342,466 179,227 Free reserves - Reserves from capital contributions 11 — 148,000 Treasury shares (981) (981) Cumulative losses: - Loss carried forward (148,797) (92,512) - Net result for the year (50,643) (56,285) Total cumulative losses (199,440) (148,797) Total shareholders' equity 11 146,081 181,084 Total liabilities and shareholders' equity 158,309 198,248 See accompanying notes, which form an integral part of these financial statements. 119

Income statement for the year ended December 31, 2024 2023 in CHF thousands note Revenues Revenues from research and development collaborations 12 4,970 7,038 Total revenues 4,970 7,038 Operating expenses Research and development expenses 13 (46,730) (45,318) Selling, general and administrative expenses 14 (16,059) (17,130) Total operating expenses (62,789) (62,448) Operating result (57,819) (55,410) Financial income 15 7,214 4,279 Financial expenses 15 (38) (5,154) Result before income taxes (50,643) (56,285) Income taxes 16 — — Net result (50,643) (56,285) See accompanying notes, which form an integral part of these financial statements. 120

Cash flow statement for the year ended December 31, 2024 2023 in CHF thousands Note Net result (50,643) (56,285) Adjustments for: Depreciation and amortization 2,369 2,420 Non-cash personnel expenses 14 36 Financial income 15 (7,214) (4,279) Financial expenses 15 38 5,154 Changes in working capital: Change in other current assets 250 1,423 Change in trade and other receivables (344) (933) Change in trade and other payables 413 (720) Change in contract liability 10 (4,333) (5,713) Change in accrued expenses 171 33 Exchange loss on working capital positions (29) (6) Interest paid (26) (34) Other financial expense (12) (15) Net cash used in operating activities (59,346) (58,919) Proceeds from investments in short-term time deposits 277,015 319,443 Investments in short-term time deposits (240,045) (277,825) Acquisition of property, plant and equipment (706) (575) Acquisition of intangible assets (17) (233) Interest received 4,239 3,827 Net cash from investing activities 40,486 44,637 Proceeds from issuance of new shares 11 17,342 — Transaction costs on the issue of shares 11 (1,741) — Investments in treasury shares 11 — — Proceeds from issuance of shares under LTI plans 11 40 31 Payment of principal portion of lease liabilities (1,208) (1,198) Net cash from (used in) financing activities 14,433 (1,167) Exchange (loss) gain on cash positions 894 (5,102) Net increase (decrease) in cash and cash equivalents (3,533) (20,551) Cash and cash equivalents at January 1 67,223 87,774 Cash and cash equivalents at December 31 3 63,690 67,223 See accompanying notes, which form an integral part of these financial statements. 121

Notes to the Molecular Partners AG Financial Statements 1. General information Molecular Partners AG (SIX: MOLN, NASDAQ: MOLN) is a clinical-stage biotech company pioneering the design and development of DARPin therapeutics for medical challenges other drug modalities cannot readily address. The Company has programs in various stages of pre-clinical and clinical development, with oncology as its main focus. Molecular Partners leverages the advantages of DARPins to provide unique solutions to patients through its proprietary programs as well as through partnerships with leading pharmaceutical companies. The Company was founded on November 22, 2004, and is domiciled at Wagistrasse 14, 8952 Schlieren, Canton of Zurich, Switzerland. It is subject to the provisions of the articles of association and to article 620 et seq. of the Swiss Code of Obligations, which describe the legal requirements for companies limited by shares (“Aktiengesellschaften”). The Company’s shares are listed on the SIX Swiss Exchange (Ticker: MOLN) since November 5, 2014. Investments The Company has one wholly owned subsidiary, Molecular Partners Inc. This entity was incorporated on October 8, 2018 under the laws of the state of Delaware, USA and has its offices at 245 Main Street, Cambridge MA 02142, USA. The Company made a capital contribution of USD 1 for 10,000 shares with a par value of USD 0.0001. All shares are held by Molecular Partners AG. The investment value of the Company in Molecular Partners Inc. therefore is USD 1 (equals 1 CHF). 2. Summary of significant accounting policies Basis of preparation The financial statements of Molecular Partners for the year ended December 31, 2024 have been prepared in accordance with the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Unless stated otherwise, the financial statements are presented in thousands of Swiss Francs ("TCHF"). Due to rounding, the numbers presented in the financial statements might not precisely equal those included in the accompanying notes. Significant accounting policies that are not prescribed by law are described below. Property, plant and equipment Property, plant and equipment are stated at historical cost less accumulated depreciation and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Depreciation is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful lives are as follows: Laboratory equipment: 5 years Office equipment: 3 years IT hardware: 2 years Leasehold improvements and right-of-use assets are depreciated using the straight-line method over the shorter of their estimated useful life and the lease term. 122

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date. An asset’s carrying amount is written down to its recoverable amount, if the asset's carrying amount exceeds its estimated recoverable amount. Intangible assets Intangible assets are solely comprised of software. They are stated at historical cost less accumulated amortization and any impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Amortization is calculated on a straight-line basis over the expected useful lives of the individual assets or asset categories. The applicable estimated useful life of intangible assets is determined to be two years. Investments Investments in subsidiary companies are stated at cost less impairment provision, which is recognized as an expense in the period, in which the impairment is identified. Revenue recognition As a guiding principle of the accounting policy, revenues from research and development collaboration agreements are recognized when earned based upon the performance requirements of the respective agreements. For revenue arrangements with separately identifiable components (separate performance obligations), the revenue recognition criteria are applied to each component. The transaction price is determined as the consideration expected to be received from the arrangement and is allocated amongst the separate components based on their relative stand-alone selling prices. The corresponding amount of transaction price allocated to each component is recognized as revenue when (or as) the Company satisfies the performance obligation by transferring the good or service to the customer, which generally is over time for upfront payments or at a point in time for milestone payments and development option payments. Payments received in excess of revenue recognized are recorded as contract liabilities. Revenues may include fees such as upfront payments received in connection with out-licensing of products and/or access the knowledge without transfer of a license as well as R&D support and services, participation in Joint Steering Committees and other involvement in collaboration agreements. In exchange for these non-refundable upfront fees, the Company does not immediately transfer a good or a service to the customer, rather the upfront fee consists of an advance payment for future services and the right to access the underlying intellectual property of the Company. For such arrangements, the Company has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Company recognizes revenue for this performance obligation over time using an input-based method to measure its progress towards complete satisfaction of the performance obligation. Accordingly, revenue is recognized over time based on the percentage of actual costs incurred to date relative to the Company's estimate of total costs expected to satisfy the performance obligation. Estimated costs are reviewed and updated routinely for contracts in progress to reflect any changes of which the Company becomes aware. The cumulative effect of any change in estimate is recorded in the period when the change in estimate is determined. Revenues could include fees such as milestone and development option payments received in connection with out-licensing of products and in connection with discovery alliances. Upon meeting the set milestone or upon a development option being exercised, the Company obtains a right to a non-refundable payment and the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations for the Company. 123

Consequently, the related revenues are typically recognized at a point in time, either when the milestone is met or the option is exercised by the customer. Revenue could also include reservation fees that will be recognized into revenue in case of successful development of a final drug and exercise or lapse of the related reservation right or, alternatively, in case the results from the research will not justify further development of the drug. Consideration payable to a customer is recorded as a reduction of the arrangement's transaction price, if it relates to the same arrangement, thereby reducing the amount of revenue recognized, unless the payment is for a distinct good or service received from the customer. Depending on the complexity of the relevant agreements, judgment (for instance in regard to the performance obligations recognized using the cost based method, where revenue is recognized based on costs incurred in relation to the Company’s estimate of total estimated costs to complete satisfaction of the underlying performance obligations) is required to reflect the substance of the arrangement in the recognition of revenues. The Company’s estimate of total costs to be incurred on the project is based on actual project-related contracts and history of similar contracts of other collaborations as well as industry experience. The Company is required to evaluate whether any changes in operational and/or technical collaboration and project requirements could lead to a change in the timing and/or amount of estimated project costs, and how such changes, if any, impact the recognition of revenue. Other revenue related judgments with regard to the determination of performance obligations under reservation agreements, relate to assumptions on future production costs and market prices. The details of the accounting policy, based on the type of payments received, are set out below. Under the accounting policy, revenue is recognized as or when a customer obtains control of the services. Determining the timing of the transfer of control - at a point in time or over time - requires judgment. 124

Type of payments received Timing of revenue recognition Revenue recognition of upfront payments Upfront payments received in connection with out-licensing arrangements are typically non-refundable fees for which the Company does not transfer a good or a service to the customer, rather the upfront payments consists of an advance payment for future services and/or an acquisition of the right to the current or future access to the underlying intellectual property of the Company. For such arrangements, the Company has determined that the promised goods and services are not distinct and are accounted for as one performance obligation. The Company recognizes revenue for this performance obligation over time using an input based method to measure its progress towards complete satisfaction of the performance obligation. Revenue recognition of milestone payments Milestone payments received in connection with out-licensing or other arrangements are typically non-refundable fees entitling the Company to a right to payment upon such milestone being met. At that time, the customer has typically acquired the right to use the underlying intellectual property or additional knowledge about drug candidate(s), without any remaining performance obligation of the Company. Considering the uncertainty surrounding the outcome of such development activities, the revenue is consequently recognized at a point in time, when the milestone is reached. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition of payments received for development options exercises Development option payments received in connection with out-licensing arrangements are typically non-refundable fees entitling the Company to a right to payment upon such option being exercised. At that time, the customer has typically acquired the right to use the underlying intellectual property, without any remaining performance obligations of the Company. Considering the fact that the exercise of any option is outside the control of the Company, revenue for options that provide the right to use is recognized at a point in time at the effective exercise of the option. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Revenue recognition of reservation fees Reservation fees received are typically non-refundable fees. The timing of revenue recognition depends on whether development of the final drug is successful. If development is successful, revenue will be recognized when the related reservation right is exercised or lapses (as the exercise of any reservation right is outside the control of the Company). Alternatively, revenue will be recognized at the point in time when the results from the research will not justify further development of the drug. At this stage it is highly probable that a reversal of the cumulative revenue will not occur. Research and development expenses Research and development costs incurred by either party in a collaboration agreement, which qualifies as a joint operation, are reported under research and development expenses. The 125

Company may either receive an invoice from or issue an invoice to a collaboration partner, therefore the cost may include a reduction of cost if they are refunded by the collaboration partner. Share-based compensation plans The Company operates share-based compensation plans that qualify as equity-settled plans as follows: Employee stock option plans ("ESOP") • ESOP 2009 established in December 2009 • ESOP 2014 established in July 2014 An ESOP is an incentive tool that fosters the entrepreneurial spirit and performance by way of financial participation in the Company's long term success. It gives employees, members of the Board of Directors and selected advisors a beneficial opportunity to purchase shares of the Company. Each option entitles its holder to purchase one share of the Company at a pre-defined exercise price. The number of options granted to each participant was determined by the Board of Directors based on a participant’s position and level of responsibility. The options generally vested quarterly over four years, with vesting of 25% after one year. At the end of the 10 year option term, unexercised options expire without value. As of December 31, 2024 there are no more options outstanding on any of the Company's ESOP Plans. As of December 31, 2023, an aggregate of 282,105 options were outstanding under the ESOP 2009 and ESOP 2014. All these options were fully vested at the reporting date. Since the initial public offering of the Company on the SIX Swiss Exchange on November 5, 2014, no further option grants have been made under any of these two share option plans. Long term incentive (LTI) plans: Restricted Share Units (RSU) and Performance Share Units (PSU) • LTI plans 2019 established in March 2020 • LTI plans 2020 established in March 2021 • LTI plans 2021 established in March 2022 • LTI plans 2022 established in March 2023 • LTI plans 2023 established in March 2024 Under the LTI plans, members of the Board of Directors are eligible to be granted RSUs, whereas members of the Management Board and other employees are eligible to be granted PSUs. RSUs are contingent rights to receive a certain number of shares of the Company at the end of a three-year blocking period. The number of RSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each RSU as at the grant date. In certain circumstances, including a change of control, a full or partial accelerated vesting of the RSUs may occur. RSUs vest over a one-year period from date of grant. PSUs are contingent rights to receive a variable number of shares of the Company. Since 2021, PSUs granted to employees (except for members of the Management Board) will vest in three 126 tranches of one third each. The first tranche of the PSUs shall vest on the first anniversary of the grant date, the second tranche on the second anniversary of the grant date and the third tranche on the third anniversary of the grant date. For the members of the Management Board PSUs will vest at the end of a three year cliff-vesting period. The number of PSUs per plan participant is a function of the approved CHF amount per position divided by the fair value of each PSU as of the grant date. While the PSUs are designed to let the beneficiaries participate in the long-term share price development, the number of shares to be earned in relation to a PSU also depends on the achievement of pre-defined corporate goals for the respective year. Accordingly, the number of shares to be issued based on the PSUs can be between zero and 150% of the number of PSUs granted. Even after the determination of goal achievement, participants may lose their entitlements in full or in part depending on certain conditions relating to their employment. In certain circumstances, including a change of control, a full or partial accelerated vesting of the PSUs may occur. The LTI plans are issued annually, which allows the Board of Directors to review the terms and determine the targets on an annual basis. Employees generally receive the grants on April 1 of each calendar year, or for new employees on the first day of the calendar quarter after the start of their employment. Members of the Management Board and the Board of Directors receive the annual grants after the approval of the ordinary shareholders’ meeting. As of December 31, 2024, 2,247,267 PSUs and 345,798 RSUs were outstanding. As of December 31, 2023, 1,347,983 PSUs and 182,678 RSUs were outstanding. The Company does not recognize any expense at the date of grant of the contingent rights (RSUs/ PSUs). When options under the ESOPs above are exercised or shares under the LTI Plans issued, the difference between the par value of new shares issued and any proceeds received is recognized in the statutory capital reserves. Treasury shares The amount of the consideration paid for the acquisition of treasury shares, which includes directly attributable costs, is recognized as a deduction from equity. When treasury shares are sold subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is presented in statutory capital reserves. Leases All leasing transactions are recognized on the balance sheet according to a substance over form basis with exception of short-term agreements (up to twelve months) and low value items. This is considered to provide more relevant and reliable information to the users of the financial statements based on an economic view of the lease arrangements. At inception of a contract, the Company assesses whether a contract is, or contains a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets (threshold of CHF 5,000) and short-term leases. Short-term leases are leases with a lease term of twelve months or less that do not contain a purchase option. For all other leases the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The Company does not provide residual value guarantees and does not have any leases not yet commenced to which it is committed. The Company is presenting right-of-use assets in Property, 127

Plant and Equipment, whereas lease liabilities are presented separately within current and non- current liabilities in the balance sheet. 3. Cash and cash equivalents and short-term time deposits Balance at December 31 in CHF thousands 2024 2023 Cash and cash equivalents denominated in CHF 54,127 57,379 Cash and cash equivalents denominated in EUR 2,812 4,948 Cash and cash equivalents denominated in USD 6,511 4,743 Cash and cash equivalents denominated in GBP 240 153 Total cash at bank and at hand 63,690 67,223 Short-term time deposits in CHF 47,500 77,500 Short-term time deposits in EUR — — Short-term time deposits in USD 38,065 42,080 Total short-term time deposits 85,565 119,580 All short-term time deposits at December 31, 2024 and 2023 were held with Swiss banks. As of December 31, 2024, the deposits denominated in CHF contained five positions with three banks, The deposits denominated in USD contained five positions with three banks. As of December 31, 2023, there were six deposits denominated in CHF with three banks, where the short-term time deposits denominated in USD contained three positions with three banks. 4. Trade accounts receivables and other short-term receivables Trade accounts receivables in CHF thousands 2024 2023 Trade accounts receivables 286 295 Balance at December 31 286 295 Other short-term receivables in CHF thousands 2024 2023 Value added tax 470 253 Withholding tax 1,484 1,339 Other receivables 72 65 Balance at December 31 2,026 1,657 All amounts presented are receivables against third parties. 128

5. Other current assets in CHF thousands 2024 2023 Prepayments 2,219 2,469 Accrued income 276 1,131 Balance at December 31 2,495 3,600 Accrued income relates to interest income accrued on the Company's balances of cash and cash equivalents and short-term time deposits. 6. Property, plant and equipment in CHF thousands 2024 2023 Lab equipment 1,343 1,672 Office equipment 119 23 IT hardware 206 186 Leasehold improvements 129 199 Other property, plant and equipment 1,797 2,080 Right-of-use assets 2,401 3,601 Property, plant and equipment at December 31 4,198 5,681 The right-of-use assets relate to the facilities the Company is leasing in Schlieren, Switzerland. (Please also see note 21) 7. Intangible assets in CHF thousands 2024 2023 Software 49 212 Intangible assets at December 31 49 212 8. Other short-term payables in CHF thousands 2024 2023 Social security 929 668 Pension liability 248 250 Payables to subsidiary 105 195 Other payables 2 — Balance at December 31 1,284 1,113 The amounts presented are payables against third parties, except for the payables to subsidiary. 129

9. Accrued expenses in CHF thousands 2024 2023 Accrued project costs 2,057 1,827 Accrued payroll and bonuses 4,884 4,820 Other 548 671 Balance at December 31 7,489 7,318 10. Contract liability During 2024 the Company concluded the revenue recognition of the upfront fee accounted for in the year 2021 under the Novartis Radioligand Agreement. With the amount of TCHF 4,333 recognized during 2024 there is no remaining balance as of December 31, 2024. The table below presents the movement on the contract liability: Contract liability at January 1, Additions Recognized as revenue Contract liability at December 31, in CHF thousands 2024 2024 Novartis 4,333 — (4,333) — Balance 4,333 — (4,333) — Contract liability at January 1, Additions Recognized as revenue Contract liability at December 31, in CHF thousands 2023 2023 Novartis 10,046 — (5,713) 4,333 Balance 10,046 — (5,713) 4,333 11. Shareholder's equity The Company announced on October 25, 2024 a placement of 3,642,988 new registered shares, corresponding to approximately 9% of the Company's registered share capital, by way of an underwritten offering, at an offering price of CHF 4.76 per share. The new shares were issued from the capital range of the company under exclusion of the existing shareholders' pre-emptive rights. The new shares were listed and admitted to trading on SIX Swiss Exchange as of October 29, 2024. Payment and settlement took place on the same date. 130

Presented under the caption of additional paid-in capital on the statement of financial position, the Company accounted for a deduction of CHF1,740,777 for transaction costs. This deduction represents the costs that were incremental and directly attributable to the issuance of the new shares. The Company invested part of the net proceeds from the capital increase into short- term time deposits and the remaining part into cash and cash equivalents. In August 2022, the Company issued 3,500,000 common shares at par value CHF 0.10 per share. The shares were fully subscribed for by Molecular Partners Inc., a fully owned subsidiary of the Company. As of December 31, 2024, 2023,and 2022 all 3,500,000 common shares were held as treasury shares of the Company. The purpose of the share issuance was to replenish the Company’s pool of treasury shares that the Company can use in the future to raise funds, including in connection with the Company’s at-the-market sales program for American Depositary Shares established in July 2022. The total amount presented as Treasury shares as per December 31, 2024 is comprised of CHF 350,000 of the nominal value of the treasury shares and CHF 631,336 of transaction costs incurred directly related to the issuance (December 31, 2023: CHF 981,336). Classes of share capital Ordinary share capital On December 31, 2024, the Company’s issued share capital amounted to CHF 4,036,310 divided into 40,363,095 fully paid registered shares with a par value of CHF 0.10 each. Ordinary shares are entitled to one vote per share and rank equally with regard to the Company's residual assets and dividends (if any should be declared in the future). Ordinary shares Shares in issue at December 31, 2022 36,044,706 Issued in relation to vesting of PSU, RSU and options 309,591 Shares in issue at December 31, 2023 36,354,297 Issued in relation to capital raise in October 2024 3,642,988 Issued in relation to vesting of PSU, RSU and options 365,810 Shares in issue at December 31, 2024 40,363,095 The Company’s share capital registered with the Swiss Commercial Register on December 31, 2024 amounted to CHF 3,999,728.50 divided into 39,997,285 fully paid up registered shares with a par value of CHF 0.10 per share. The capital increases in 2024 triggered by the option exercises and the vesting of Performance Share Units ("PSU") and Restricted Share Units ("RSU"), from the RSU Plan 2021 and PSU Plans 2021, 2022 and 2023 were registered with the Commercial Register on February 11, 2025. The capital increase in October 2024 was registered with the Commercial Register on October 25, 2024. Capital range On December 31, 2024, the Company had a capital range from CHF 3,635,429.70 (lower limit) to up to CHF 5,453,144.55 (upper limit). On February 11, 2025, the upper limit of the capital range increased to CHF 5,489,726 and the lower limit increased to CHF 3,672,011 as a result of the share capital increase out of conditional share capital registered with the Commercial Register. The 131

Board of Directors is authorized to increase or reduce the share capital within the capital range once or several times and in any amounts or to acquire or dispose of shares directly or indirectly, until April 17, 2029 or until an earlier expiry of the capital range. As approved by the annual general meeting on April 17, 2024 and in line with the Swiss corporate law reform, the capital range replaced the previous authorized share capital. Conditional share capital As of December 31, 2024 the Company’s share capital was allowed to be increased by an amount not to exceed CHF 363,419 (taking into account the 365,810 registered shares already issued out of the conditional capital as of December 31, 2024, but not yet registered in the commercial register) through the issuance of up to 3,634,190 fully paid up shares with a par value of CHF 0.10 per share through the direct or indirect issuance of shares, options or preemptive rights granted to employees, members of the Board of Directors or members of any advisory boards as approved. During 2024, the share capital was increased out of this conditional capital for employee participation (Article 3b of the Articles of Association). As a result, the available conditional capital for employee participation decreased by CHF 36,581 from CHF 400,000 to CHF 363,419. In addition, the share capital may be increased by an amount not to exceed CHF 226,087 through the issuance of up to 2,260,870 fully paid up shares with a par value of CHF 0.10 per share through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations by or of the Company. During 2024, this conditional capital for financing transactions and other purposes (Article 3c of the Articles of Association) remained unchanged. In 2024 and 2023 the cash proceeds from the exercise of share options and the vesting of Performance Share Units (“PSU”) and Restricted Share Units ("RSU"), amounted to CHF 36,581 and CHF 30,959 respectively and all resulted from the issuance of new shares (conditional share capital). Reserves from capital contributions From the amount of TCHF 342,466 as presented in the balance sheet as of December 31, 2024, in November 2023 reserves from capital contributions as of December 31, 2021, in the amount of TCHF 316,332 were confirmed by the Federal Tax Administration. Following the approval at the AGM in April 2024 the Company transferred TCHF 148,000 from the sub-position "Reserves from capital contributions" within the free reserves to the "Reserves from capital contributions" within the statutory capital reserves. 12. Revenues and entity-wide disclosures The Company assesses and estimates the progress of its projects with alliance partners at each reporting date. Co-development Agreement with Orano Med On January 5, 2024, the Company announced it entered into a co-development agreement with Orano Med to co-develop 212Pb-based Radio Darpin Therapies (RDT). Under the terms of the co- development agreement, Molecular Partner’s RDT target DLL3 (delta-like ligand 3) will be included in the collaboration with Orano Med. which was further amended in October 2024 to include four programs. Both companies are developing additional radioligand therapy candidates in partnership 132 with other companies, with Molecular Partners having announced its first collaboration with Novartis in December 2021. Expression of DLL3 is low in healthy tissue but significantly increased in certain tumor types, such as small-cell lung cancer, providing an opportunity for selective tumor-targeting. DLL3 will be exclusively developed by Molecular Partners and Orano Med as a RDT target. Molecular Partners maintains the option to explore DLL3 for targeted therapy outside of the radiotherapy space. Both companies commit to sharing the cost of preclinical and clinical development with additional commitments to supply of their respective materials. The cost sharing in 2024 results in a net expense of TCHF 571 reported under research and development expenses in the income statement for the year ended December 31, 2024. In January 2025 Orano Med and Molecular Partners signed an expansion agreement to the initial co-development agreement. The terms of the expansion agreement include the development of an additional six targeted alpha therapeutics candidates, now representing a total of ten potential programs between the two companies. Molecular Partners will lead development of the additional six programs, subject to a royalty arrangement, and include an option for Orano Med to move two of the six programs into a 50/50 co-development where Orano Med will hold commercialization rights. Additional agreements are being put in place for future development and commercialization of any potential programs that proceed into the clinical stage of development. License and Collaboration Agreement with Novartis in the Area of DARPIN-Conjugated Radioligand Therapies, or the Novartis Radioligand Agreement On December 14, 2021, the Company entered into a License and Collaboration Agreement with Novartis to develop DARPin-conjugated radioligand therapeutic candidates for oncology. Under the agreement, both parties collaborate on the discovery and optimization of the therapeutic candidates. The Company will be primarily responsible for the generation of DARPins for tumor- specific delivery of radioligands. The Company is eligible to invoice Novartis for its employee- related expenses associated with the research activities. Novartis is responsible for all clinical development and commercialization activities. As of December 31, 2021 the Company recognized a receivable for the upfront fee of USD 20 million (CHF 18.6 million) payable from Novartis in trade accounts receivables and a corresponding contract liability in the balance sheet. In January 2022, Novartis paid Molecular Partners the upfront fee. The Company identified one combined performance obligation consisting of the license and the research activities to be provided. Revenue related to the upfront payment of USD 20 million (CHF 18.6 million) is being recognized over time in line with the progress made over the duration of the contractually agreed research plan. Progress towards completion of the research plan is based on the cost-based method and is measured by employee costs on the related research activities as specified in the agreement relative to the total employee costs estimated to be incurred. During 2024, the Company recognized total revenue of CHF 5.0 million of which CHF 4.3 million related to the recognition of the upfront fee and CHF 0.6 million related to the recharge of employee-related expenses (2023 total revenue of CHF 7.0 million.) The full amount of the upfront payment has now been recognized into revenue as the collaboration activities have come to an end in Q3 2024.As per contract terms, the research collaboration agreement comes to a close in March 2025. 133

During the years ended December 31, 2024, and 2023, the Company recognized revenues as disclosed in the table below. Revenues in the table below are attributable to individual countries and are based on the location of the Company's alliance partner. Revenues by country in CHF thousands, for the years ended December 31 2024 2023 Revenues Switzerland 4,970 7,038 Total revenues 4,970 7,038 Analysis of revenue by major alliance partner in CHF thousands, for the years ended December 31 2024 2023 Novartis AG, Switzerland 4,970 7,038 Total revenues 4,970 7,038 13. Research and development expenses in CHF thousands 2024 2023 Research consumables and costs (17,529) (15,892) Personnel expenses (24,818) (24,929) Depreciation and amortization (1,950) (2,053) Research and development expenses charged by subsidiary (92) — Intellectual property (515) (853) Facility expenses (1,051) (920) Other expenses (765) (661) Royalties and license fees (10) (10) Total year ended December 31 (46,730) (45,318) 14. Selling, general and administrative expenses (SG&A) in CHF thousands 2024 2023 Personnel expenses (8,329) (8,525) Other expenses (5,974) (7,094) Depreciation and amortization (419) (367) SG&A expenses charged from subsidiary (1,261) (1,075) Facility expenses (76) (69) Total year ended December 31 (16,059) (17,130) 134

15. Financial income and financial expenses Financial income in CHF thousands 2024 2023 Interest income on loans and receivables 3,384 4,279 Foreign exchange gain 3,830 — Total year ended December 31 7,214 4,279 Financial expenses in CHF thousands 2024 2023 Foreign exchange loss — (5,106) Negative interest on cash and short-term time deposits (1) — Other financial expenses (37) (48) Total year ended December 31 (38) (5,154) 16. Income Taxes Current taxes The Company generated taxable losses in 2024, same as in 2023 whereas in 2022 the Company generated a taxable profit in Switzerland. The Company did not have to pay or accrue any income taxes during these reporting periods due to tax loss carryforwards. Any potential future taxable income will be subject to Swiss federal, cantonal and communal income taxes. The Company’s applicable income tax rate (after tax) for the year 2024 is 19.3% (2023: 19.3%; 2022: 19.4%). 17. Full-time equivalents and headcount 2024 2023 Average number of full-time equivalents 159.5 165.6 Full-time equivalents at year end 156.5 164.5 Headcount at year end 172 179 18. Capital commitments and contingent liabilities As of December 31, 2024 and December 31, 2023, the Company did not have any capital commitments or contingent liabilities. 135

19. Major shareholders As of December 31, the largest shareholders known to the Company based on the published notifications to the SIX or the share register, as applicable, are: Shareholders with over 5% of share capital registered with the Commercial Register 2024 2023 Mark N. Lampert (Biotechnology Value Funds) 21.74% 24.13 % Suvretta Capital Management, LLC 10.71% 4.86 % The percentages above are based on (i) the number of shares held by such shareholders, and (ii) for the year ended December 31, 2024, 39,997,285 common shares, which is the share capital registered with the commercial registry on December 31, 2024 (December 31, 2023, 36,044,706 common shares). 20. PSU/RSU granted to the members of the Board of Directors, management and employees in CHF Number Value TCHF Total grants to the members of the Board of Directors 192,639 680 Total grants to the members of the management 370,672 1,351 Total grants to other employees 1,319,569 4,774 Total grants in 2024 1,882,880 6,805 in CHF Number Value TCHF Total grants to the members of the Board of Directors 120,144 680 Total grants to the members of the management 257,875 1,429 Total grants to other employees 904,794 4,991 Total grants in 2023 1,282,813 7,100 The Company has not granted any loans, credits or post-retirements benefits beyond the occupational benefit schemes to members of the Board of Directors or to the Management Board or other employees. 21. Leases The Company leases office and laboratory facilities in Schlieren, Switzerland. These leases generally have terms between 2 and 10 years and contain extension or terminations options exercisable by the Company up to one year before the end of the non-cancellable contract period. These terms are used to maximize operational flexibility in terms of managing contracts. The options to extend are held by the Company and the termination options are held both by the Company and the lessor. As of December 31, 2020, the Company exercised the option to extend the lease on its facilities in Schlieren by five years with a new lease term ending on December 31, 2026. The earliest contractual termination date for both the lessor and the Company on the major real estate lease is December 31, 2025. For information about the right-of-use assets please also see note 6. 136

Set out below are the carrying amounts of the lease liabilities and the movements during the period: in CHF thousands 2024 2023 as at January 1, 3,652 4,850 Additions / new leases — — Remeasurements — — Recognition of interest on lease liabilities 24 34 Payments (1,232) (1,232) Balance as at December 31, 2,444 3,652 Current 1,217 1,208 Non-current 1,227 2,444 Balance as at December 31, 2,444 3,652 The following are the expense amounts recognized in the income statement. No expenses for leasing of low-value assets nor for short term leases were incurred for the years ended December 31, 2024 and 2023. in CHF thousands 2024 2023 Depreciation on right-of-use assets 1,200 1,200 Interest expense on lease liabilities 24 34 Total amount recognized in profit or loss 1,224 1,234 The total cash outflow for leases for the year ended December 31, 2024 amounted to TCHF 1,232 (year ended December 31, 2023 TCHF 1,232). Contractual maturities of financial liabilities at December 31, 2024 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,232 1,232 — — 2,464 2,444 Contractual maturities of financial liabilities at December 31, 2023 in CHF thousands Less than 1 year Between 1 and 2 years Between 2 and 5 years More than 5 years Total contractual cash-flows Carrying Amount lease liabilities Lease liabilities 1,232 1,232 1,232 — 3,696 3,652 137

22. Auditing and additional fees as incurred from the statutory auditor in CHF thousands 2024 2023 Auditing services 674 571 Balance at December 31 674 571 23. Equal pay analysis The Company carried out the equal pay analysis required by the Swiss Gender Equality Act (GEA), using January 2020 as the reference month. The analysis shows that the Company meets the tolerance threshold for gender-specific pay discrimination. In accordance with art 13d GEA, the equal pay analysis was audited by a licensed audit firm. In its report, issued in February 2021, the audit firm states that the Company is compliant with the legislation. 24. Events after balance sheet date These financial statements were approved for issuance by the Board of Directors on March 5, 2025. No other events occurred between the balance sheet date and the date on which these financial statements were approved by the Board of Directors that would require adjustment to the financial statements or disclosure under this heading. 138

Proposed appropriation of accumulated (profit) loss 2024 2023 in CHF thousands Loss carried forward at the beginning of the period 148,797 92,512 Net result for the period 50,643 56,285 Balance to be carried forward 199,440 148,797 Carry forward of accumulated losses The Board of Directors proposes to carry forward the net result for the period of TCHF 50,643, thereby bringing the loss carried forward position from TCHF 148,797 to TCHF 199,440. 139

Statutory Auditor’s Report To the General Meeting of Molecular Partners AG, Schlieren Report on the Audit of the Molecular Partners AG Financial Statements Opinion We have audited the financial statements of Molecular Partners AG (the Company), which comprise the balance sheet as at December 31, 2024, and the income statement and cash flow statement for the year then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the financial statements (pages 119 to 138) comply with Swiss law and the Company’s articles of incorporation. Basis for Opinion We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Auditor’s Responsibilities for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. We have determined that there are no key audit matters to communicate in our report Other Information The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, Molecular Partners AG financial statements, the Compensation Report and our auditor’s reports thereon. Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. Board of Directors’ Responsibilities for the Financial Statements The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: – Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. – Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. – Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made. – Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern. We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied. From the matters communicated to the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements In accordance with article 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors. Based on our audit in accordance with Art 728a para. 1 item 2 CO, we confirm that the proposal of the Board of Directors complies with Swiss law and the Company’s articles of incorporation. We recommend that the financial statements submitted to you be approved. KPMG AG Simon Studer Greg Puccetti Licensed Audit Expert Auditor in Charge Zurich, March 06, 2025 © 2025 KPMG AG, a Swiss corporation, is a group company of KPMG Holding LLP, which is a member of the KPMG global organization of independent firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.